

Quanex

2003 Annual Report | NX NYSE

ENGINEERED MATERIALS AND COMPONENTS FOR THE
VEHICULAR PRODUCTS AND BUILDING PRODUCTS MARKETS

Contents

About Quanex

Quanex Corporation, based in Houston, Texas, is a leading manufacturer of engineered materials and components for the **Vehicular Products** and **Building Products** markets.

Quanex Corporation's common stock trades on the New York Stock Exchange under the symbol NX. For further information, visit the Company's website at www.quanex.com.

Quanex Corporate Mission

Quanex Corporation will maximize shareholder value by earning a return over the business cycle in excess of its cost of capital.

The Company will protect, nurture, and grow its core businesses that serve the vehicular products and building products markets.

Discipline will underpin fundamental operating principles: robust compliance with safety standards; quality, service, value, and innovation; lean thinking as a cornerstone of productivity improvements; urgent, "we can do it better" culture.

Associate training and development will be emphasized; performance standards will be set high; and everyone will be treated with dignity and respect.

On the Cover

Quanex's primary market drivers are North American vehicle builds and U.S. housing starts, two markets that remained strong throughout the year and are expected to perform well in the future.

Net Sales
$ in Millions


$924
$994
$1,031
2001
2002
2003

Net Income
$ in Millions


$29.2
$55.5
$42.9
2001
2002
2003

■ Retired executive life insurance benefit of $9.0 million and $2.2 million in 2002 and 2003; respectively.

Diluted EPS


$2.07
$3.52
$2.62
2001
2002
2003

■ Retired executive life insurance benefit of $.56 per share and $.13 per share in 2002 and 2003; respectively.

Consolidated Financial Highlights

(In millions, except per share data)

For the Year	2003	2002	2001
Net Sales	$ 1,031.2	$ 994.4	$ 924.4
Operating Income	63.8	83.3	57.3
Interest Expense - Net	2.5	12.9	14.9
Net Income	42.9	55.5	29.2
Cash Provided by Operating Activities	102.8	81.1	85.0
Basic Net Earnings Per Share	2.65	3.74	2.18
Diluted Net Earnings Per Share	2.62	3.52	2.07

At Year End	2003	2002	2001
Working Capital	$ 92.8	$ 101.0	$ 102.3
Total Assets	665.9	689.1	697.6
Total Debt	19.8	75.6	220.0
Stockholders' Equity	445.2	421.4	280.0

This annual report to our shareholders contains forward-looking statements. These statements involve risks, uncertainties and other important factors that may cause the actual results of Quanex and its divisions to be materially different from any future results expressed or implied by such forward-looking statements. Information identifying such risks, uncertainties and other important factors is contained in the sections entitled "Quantitative/Qualitative Disclosure" and "Business – Risk Factors" in our annual report on form 10-K for the year ending October 31, 2003, as filed with the Securities and Exchange Commission and included as part of this annual report to shareholders.



$85.0
$81.1
$102.8
2001
2002
2003

Cash Provided by Operating Activities
$ in Millions



$31.0
$48.5
$73.9
2001
2002
2003

Free Cash Flow From Operations
$ in Millions

Defined as Cash Provided by Operating Activities less Capital Expenditures. Please see reconciliation on page 14.

The past year was both challenging and successful for Quanex. We were challenged by rising raw material and energy costs, reduced vehicular production by domestic manufacturers and weak secondary markets. Yet our employees responded remarkably well and delivered significant accomplishments. We have much to be proud of:

- Revenues grew 4% to $1.03 billion as we broke the billion-dollar barrier for the first time.
- Diluted EPS were $2.62, the second best in the Company's history.
- Cash provided by operating activities was $102.8 million, or $6.28 per share, and free cash provided by operating activities was $73.9 million, THE BEST EVER.
- The common stock dividend was increased by 6% to $.68 a year, the ninth increase in 15 years. Along with stock repurchases, we returned $24.4 million of cash to shareholders in 2003.
- Your investment in Quanex stock increased in value 15% year over year.

In addition to these quantitative results, we announced two acquisitions: North Star Steel-Monroe and TruSeal Technologies, each of which fits in our strategic plan to grow and nurture our core businesses.

Outperforming

We have again demonstrated the ability to outperform our markets and competition. While light vehicle builds were down 3% year over year, MACSTEEL shipments were up 2%. We consistently make money where most of our competitors don't, and have outpaced the aluminum sheet market again this year. During Quanex's last three years, the housing market has grown at an annual compounded rate of 8% while Engineered Products, our core window and door components division, grew at annual rates of 14% and 21% in sales and operating income, respectively.

The balance sheet also improved during 2003. Our focus on productivity and "leaning our businesses" helped generate the cash to drive our debt-to-capitalization ratio down to just 4.25% at year-end.

A Performance Culture

Behind these numbers is a demanding culture that is focused on customers, productivity and growth. Our vigorous business processes challenge the organization, improve accountability and create continuity. We have a shared confidence in our ability to continuously improve, a wariness of the status quo and a great group of employees who are attracted to and motivated by challenging work and the opportunity to grow, learn and excel.

I have shared with you that we are transitioning from a holding company to an operating company. As such, we are pushing a Game Plan (outlined on Pg. 4) throughout the organization that supports our ability to be successful in increasingly competitive markets. And the most important trait we are working hard to embed in the Company's "DNA" is the ability to execute. We want people who can do it, not just talk about it!

Momentum Builds

Momentum continues to build for our Game Plan, a direction that not only defines who we are, but what is possible for our shareholders, our customers and ourselves. The Game Plan establishes the framework for building a new Quanex:

- We are a company focused on the Vehicular and Building Products market segments.
- We are propelled by a strategic vision of being market-driven and process-based.
- We have a passion for improving productivity.
- Our employees are enabled to embrace better ideas and to develop ways to leverage them across our businesses.

The more we aggressively communicate this platform – both internally and externally – the better people appreciate its potential. This is particularly true of our employees, who have embraced the plan, who run with it, and who, with each new achievement, recognize and redefine what is possible.



Organic Growth

Growth through internal initiatives is most important for us because it is least expensive and because it helps us better understand customer needs. We grow by satisfying customers – the ones we have now and the ones we haven't yet reached. Our technology agreement with Sanyo Steel resulted from a desire to better understand what the NAMs (New Automotive Manufacturers) want. Our new plant in Hood River, Oregon, was a direct result of listening to the needs of large, western-based door and window original equipment manufacturers.

Improving our business processes to stimulate innovation and profitable growth is the key to competitiveness and prosperity. Our core businesses – MACSTEEL and Engineered Products – have great positions in their served markets. We plan to build on these strengths to help accelerate our growth by winning new programs, introducing new products and implementing new and profitable value-adding processes.

Acquisitions

As COLONIAL CRAFT did in 2002, the acquisitions we announced in 2003 exemplify the types we continue to seek: adjacencies to our core businesses.

- North Star Steel – Monroe, located in Monroe, Michigan, is a scrap-based mini-mill producer of special bar quality and engineered steel bars primarily serving the light vehicle and heavy-duty truck markets. The facility, with annualized revenues of approximately $175 million, can produce more than 500,000 tons of steel bars in diameters from 0.5625 in. to 3.25 in. The operation became part of Quanex's MACSTEEL Division and was renamed MACSTEEL Monroe. Monroe's production capabilities are an excellent complement to MACSTEEL's 1 in. to 6 in. size range. MACSTEEL's total bar-making capacity will increase to approximately 1.2 million tons per year, and the integration of the mills will provide attractive opportunities for operational synergies.
- TruSeal Technologies, Inc. is a leading manufacturer of insulating glass spacer systems and sealants for vinyl, aluminum and wood windows. The product separates and seals glass within the window frame and acts as a thermal barrier to conserve energy and keep out moisture. TruSeal's annualized revenues are approximately $80 million, and the company employs about 300 employees. This acquisition supports our efforts to expand our product line for our window and door customers. The majority of TruSeal's sales are made to vinyl and aluminum window manufacturers. This will balance Engineered Products' current focus on wood window customers. Cross-selling to customers of TruSeal and Engineered Products is expected to bring new opportunities to both businesses.

Acquisitions always entail risks and challenges, but we have prepared to rapidly and successfully integrate these new operations as profitable contributors to Quanex's ongoing core businesses.

People Make it Happen

I would like to thank our leadership team and our dedicated employees who helped deliver this year's strong results. To the new employees who are joining us from TruSeal and North Star-Monroe: Welcome to the Quanex team! We know you'll enjoy being part of a strong and growing company.

A special thank you goes to our independent Board of Directors, who bring value beyond corporate governance. Their insights and counsel are as valuable to me as their integrity and commitment are to representing shareholder interests. In the fall, we added Richard Wellek to our Board. Dick's experience as a former Chairman and CEO will be helpful to our Board deliberations, and we look forward to his contributions.

Outlook

Quanex is well-positioned for 2004. The economic expansion appears to be gaining traction, and we expect our primary drivers – light vehicle builds, housing starts and remodeling expenditures – to remain robust through 2004.

Our biggest challenge, as we look ahead, is how we respond to increasing raw material costs in the face of our customers' expectations of reduced prices. We believe we can meet that challenge with new programs, new products, more value-added sales, improved productivity and the positive contributions from our two recent acquisitions. This will allow us to outperform our target markets and grow profitability.

Your management team is excited about the future of Quanex. We have great expectations and tremendous optimism. But a bright future is not a gift, it is something to be achieved.

As I look to the future of our Company, I look to what we can – and will – achieve!

Sincerely,

R. A. Jean

Raymond A. Jean
Chairman, President and Chief Executive Officer

he Game Plan

In 2001, Quanex realigned around a market-driven strategy and laid out a "Game Plan" for increasing shareholder value. This Game Plan defines our key objectives, a distinctive set of strategic and operational rules by which we play, and the player attributes that are essential to success.

The Game

Our approach to business begins with a clear definition of our playing field and the commercial role we play. Although we melt steel and aluminum, and forge or extrude these metals, we no longer view ourselves as a steel company or an aluminum company. Rather, we serve the Vehicular Products and Building Products markets. And at our core, we are a valued supplier to the automotive industry and to the window and door industry. We live and breathe "Light Vehicle Build Rates," "Housing Starts" and "Remodeling Expenditures."

It is a subtle but important distinction that we define our role based upon who we serve and how we serve them, as opposed to what we make. Although our operational activities and our distinct value proposition are founded upon superior processes, our mission is to delight the customer. So, our mantra is "Market-driven and Process-based."

We say that Quanex's competitive advantages are process-based for several reasons. Quanex is committed to operational excellence, lean manufacturing practices, formal quality principles and the Kaizen approach to continuous process improvement. In addition, Quanex's leadership is largely enabled by unique or advanced process technology: MACSTEEL is the only North American steel company using a rotary-continuous casting process that flows directly into the rolling process. AMSCO employs one of the most automated, high-volume window screen fabrication processes in the industry. Nichols Aluminum utilizes the most efficient flat-sheet aluminum casting equipment available, along with state-of-the-art scrap preparation capabilities. Superior manufacturing and logistics, coupled with robust quality practices and high value-added services, enable our divisions to consistently surpass other suppliers in terms of customer satisfaction.

The Objectives – How We Will Win

Earn Returns in Excess of Our Cost of Capital

Achieve Profitable Growth - Externally via acquisitions and organically by adding more content and value to our product offerings.

Outperform the Markets We Serve - Through superior processes, distinctive service and outstanding execution.

The Rules

Strategic Principles

- Adopt a Customer-Centered Focus
- Protect, Nurture and Grow Our Core Businesses
- Fix or Sell Our Non-Core Businesses
- Achieve Sustainable Competitive Advantages Through Effective Differentiation
- Maintain a Conservative Financial Structure

Operating Principles

- Ensure Robust Safety and Regulatory Compliance
- Couple Lean Thinking With Smart, "80/20" Execution
- Pursue the Highest Levels of Quality, Innovation and Service
- Promote a "We Can Do It Better" Culture

The Players

Leadership Principles

- Maintain Unimpeachable Integrity
- Expect Reality-Based Vision
- Practice Team Play
- Emphasize Hands-On Management Practices
- Adopt a Keen Sense of Urgency
- Develop Motivated, Committed Employees



At Quanex, our Game Plan is not an empty promise; we live it daily. Our key success factors and action plans are linked to it. Leaders are rewarded in relation to it. The Game Plan guides our corporate development activities.

The Score

Throughout 2003, the Company made progress as we moved forward in step with our Game Plan. Our first goal was to create economic value by earning returns in excess of our targeted 10% cost of capital. Although our return on average invested capital in 2003 was 9.3%, which fell a point short of our target, we did significantly outperform our most direct competitors. The markets we serve were impacted by: (i) rising raw material costs, primarily scrap metal; (ii) higher energy costs; and (iii) a difficult winter season for homebuilding and remodeling in the Midwest and Northeast.

We achieved our goal for growth as sales outpaced the prior year by 4%. This enabled Quanex to pass the $1 billion revenue milestone for the first time in the Company's history.

The Playbook

Quanex continues to invest in our core businesses, the stars in our line-up. Core business units possess a combination of the following attributes:

- Target market alignment,
- Attractive returns,
- Value-added products,
- Differentiated processes or technologies,
- Customer intimacy and
- Strong market shares.

Leading our roster of core businesses are MACSTEEL, a leading manufacturer of engineered alloy steel bars for automotive and other applications, and the Engineered Products Division (EPD), which is made up of a number of business units that hold premier niche positions in the window and door components ("fenestration") industry.

Major steps have been taken to fortify this first-string team. The pace of acquisitions has clearly accelerated at Quanex. This is a result of a more crystallized growth strategy, the availability of capital and a refined set of acquisition criteria. The most important acquisition filter is strategic adjacency to our core divisions. Other key attributes include: superior process technology, strong management, engineered-type products and a history of innovation. Healthy returns and market leadership are also critical.

In the first quarter of fiscal 2004, Quanex acquired two companies, each of which fits closely with our acquisition criteria. North Star Steel – Monroe, a scrap-based producer of special bar quality and engineered steel bars, will be aligned with MACSTEEL, and TruSeal Technologies, Inc., a leading manufacturer of insulated glass spacer systems and sealants, will enhance the fenestration product line offered today by the Engineered Products Division.

For the fifth straight year, Quanex enjoyed cash provided by operating activities over $75 million, and over $100 million in 2003. As of October 31, 2003, our debt-to-total-capital ratio had fallen to 4%, compared with 15% and 44% at the end of fiscal years 2002 and 2001, respectively. Although the debt-to-capital ratio has risen as a result of our recent acquisitions, we continue to have the cash flow and capacity to finance additional corporate development activity throughout 2004.

With the Game Plan in hand, Quanex management is proceeding with confidence and clarity toward the achievement of our goals for shareholder value growth.

Vehicular Products

($ in millions)	2003
Net Sales	$ 468.5
Operating Income	48.2
Depreciation and Amortization	29.6
Capital Expenditures	14.5
Identifiable Assets	350.8



The Vehicular Products segment is sharply focused on continuous improvement and growth through its industry-leading customer service, an emphasis that has demonstrated a measurable impact on the performance of each business unit. This priority, along with innovative processes, will continue to produce ongoing benefits, both operationally and financially. To maintain and grow its lead market position, the Quanex Vehicular Products segment will continue to provide superior service, quality and reliability in 2004 and beyond.

To maintain its competitive edge, the Vehicular Products segment is focused on continuous improvement from day-to-day operating decisions to long-term growth through business-development initiatives. This philosophy, when implemented with "complete customer focus and satisfaction," creates optimal value for the segment's OEM customer base.

Organic growth within the segment has been achieved by strategically developing new markets and expanding production capacity, both through the execution of lean improvements to existing operations and through capital investments in new technology and equipment. The employees at Vehicular Products have become disciples of lean manufacturing techniques and Six-Sigma tools, with measurable improvements in areas such as safety and productivity, lead time, capacity and quality. The segment has implemented formal operating systems, with business metrics that utilize scientific problem-solving techniques, to maintain momentum in creating a strong, continuous improvement culture and customer focus.

MACSTEEL

MACSTEEL produces SBQ or "Special Bar Quality" engineered carbon and alloy steel bars, which are sold to customers in the steel forging, machining and converting industries. These customers then produce finished safety-critical components used in passenger cars, light trucks, heavy-duty trucks, farm equipment and other applications for the defense, aerospace and energy industries. Components include engine parts, such as camshafts and gears, wheel assemblies, such as brake cams and drive hubs, steering systems and drive train parts, such as axle shafts and torsion bars, and other safety-related parts, such as air bag components and hydraulic cylinder rods.



MACSTEEL has three exceptional and unique characteristics. First, their production and quality systems guarantee order accuracy, lot-to-lot consistency and finished-product quality. Second is the MACSTEEL manufacturing process, a direct, in-line, continuous-flow method utilizing electric arc furnaces for melting, vacuum arc degassing and rotary continuous casting. This allows MACSTEEL to custom-make the cleanest and highest-quality engineered steel bars for specific end use applications. Third, MACSTEEL's reconfiguration of the value chain has increased revenue by offering customers more value-added products such as MACPLUS® turned and polished bars and MACPRIME® precision cut, first-operation blanks. These and other value-added products have resulted in increased revenue per ton at MACSTEEL, while giving its customers the opportunity to eliminate steps in their manufacturing process.

MACSTEEL recognizes that superior quality and industry-leading service wins business and builds successful, long-term customer relationships. In 2003, for the 11th consecutive year, MACSTEEL was rated as the best overall SBQ steel supplier in a survey conducted by Jacobson & Associates. The survey of SBQ steel users determines results based on quality, delivery, price and service. It is this dedication to more than meeting

Operating Locations

MACSTEEL, Fort Smith, Arkansas
MACSTEEL, Jackson, Michigan
MACSTEEL, Monroe, Michigan
MACSTEEL Heat Treat, Huntington, Indiana
NitroSteel, Pleasant Prairie, Wisconsin
Piper Impact (2), New Albany, Mississippi
Temroc Metals, Hamel, Minnesota

Products

Engineered carbon and alloy hot-rolled steel bars, MACPLUS® and MACPRIME® cold-finished steel bars, bearing and aircraft quality ultra-clean steel bars, heat treated bars and tubes, corrosion-resistant bars and tubes, steel and aluminum impact extrusions and lineal aluminum extrusions and components.

Steel Bar and Extruded Component Applications

- **Engine and motor components** – camshafts, connecting rods, crankshafts and gears.
- **Wheel assemblies** – hubs, spindles and brake cams.
- **Steering systems and drivetrain parts** – axle shafts, C.V. joints, torsion bars and ring gears.
- **Safety related and other** – air bags, suspension parts, heat exchangers, hydraulic applications and high pressure cylinders.

Technology

MACSTEEL uses a continuous process and highly-refined melting and finishing practices to produce engineered steel bars. The process technology utilizes electric arc furnaces for melting, ladle metallurgy injection for chemistry refining, vacuum arc degassing for cleanliness and advanced rotary casting.

Heat Treating is a technically-advanced induction heat treating facility that specializes in bar and tube heat treating. The in-line process can handle lengths up to 60 feet and includes straightening, cutting, tensile testing and sophisticated metallographic analysis.

NitroSteel applies the Nitrotec process to harden the surface of carbon and alloy steel bars and tubes. This atmospheric furnace treatment combines nitriding, oxidation and quenching for high surface hardness and corrosion resistance.

Piper Impact produces large volumes of high-strength aluminum and steel components utilizing tool and die design and extrusion capabilities. The facilities use impact presses up to 2000 tons and provide secondary machining, plating, painting, heat treating and chemical conversion coating.

Temroc Metals produces quality aluminum extrusions and fabrications using thermal processing and machining.

The Quanex Vehicular Products segment, consisting of MACSTEEL, NitroSteel, Temroc Metals, and Piper Impact, provides engineered metal products primarily to producers of light vehicles and heavy-duty trucks and also serves the agricultural, military, recreational and energy markets.



customer expectations for quality and service that have allowed MACSTEEL's volume to grow some 2% this year, despite the fact that North American light vehicle builds were down 3%.

To meet future demand and offer leading-edge products, MACSTEEL continues to invest in its core operation of steel production by constantly adding capabilities and updating facilities. In just the last decade, MACSTEEL has invested some $300 million to improve the quality of its products and processes and increase capacity. In 2003, MACSTEEL initiated Phase VII, an ongoing modernization plan adding 20,000 tons of steel-making capacity and bringing the total capacity to 740,000 tons per year. This followed the completion of Phase VI, which increased the value-added MACPLUS premium bar product capacity by 50%, to 270,000 tons per year.

Quanex purchased the North Star Steel – Monroe, Michigan, facility from Cargill, Inc. in late December, 2003. Capabilities of the Monroe facility complement MACSTEEL by adding to the available size range and bringing new value-added products to an expanded customer base.

MACSTEEL also continues to pursue other avenues to secure a growing share of the engineered bar market by concentrating new sales and marketing efforts on New American Manufacturers (NAMs) where market share of North American automotive builds is expected to grow to over 30% in 2004.

MACSTEEL has been working with Sanyo Special Steel Company, Ltd. of Japan and recently signed an agreement for the transfer of technology related to new and existing automotive steel applications. The Sanyo agreement will provide for a leaded steel substitute patented by Sanyo, high strength steel for lighter-weight power train applications and improved practices to achieve the highest steel cleanliness levels available in the marketplace. This agreement will allow MACSTEEL to better support the NAMs and their component suppliers in North America to achieve faster growth in this expanding market segment. Sanyo is a world leader in the production of specialty steel, particularly premium bearing steels for the automotive industry.

Another large and growing share for MACSTEEL bars is the engine crankshaft market. The domestic automotive industry is converting cast iron crankshafts to steel because steel provides more strength with less weight, while still meeting the higher torque requirements of smaller, more powerful engines. MACSTEEL's rotary, continuous cast process, recently approved by two domestic automotive suppliers, challenges the traditional, more expensive bloom cast process currently utilized by other producers.

Although already enjoying the lowest cost position in the SBQ market, MACSTEEL has embraced the lean manufacturing philosophy to help maintain this position in the future and implemented the techniques throughout all phases of operations, including administrative processes.

The lean program has been formalized with the Kaizen improvement approach and the use of Six Sigma tools. A supporting emphasis has been placed on empowering people at all levels of the organization. The Kaizen philosophy includes focused resources, an established urgency to set very high expectations and rapid execution. Lean activities have resulted in significant and sustainable improvements in lead times, effective capacity gains and cost reductions.

The lean efforts have been measured in melt shop yield improvements, set-up time reductions, increased capacity and reductions in inventory levels. The opportunity for future improvements is outstanding as lean thinking and practices gain momentum throughout the operation. This year's numerous lean events, along with ongoing lean training, will serve MACSTEEL well in 2004 and beyond.



NitroSteel

NitroSteel applies the patented Nitrotec process to high quality MACPLUS bars as well as to other customer-provided material. This atmospheric heat treatment process produces a hard, wear and corrosion resistant surface which has inherent advantages over chrome-plated components. NitroSteel's products are used primarily in hydraulic cylinders exposed to outdoor weather conditions or harsh manufacturing environments.

NitroSteel has taken a leading position as an OEM supplier of bars for cylinders used in top-of the-line farm equipment. The NitroSteel name and its distinctive products have become well accepted among end-users in the agricultural market and have become specified by premier producers.

Continuous improvement initiatives in lean manufacturing have significantly enhanced NitroSteel operations. During 2003, productivity, working capital levels and conversion costs all improved. Again, ongoing lean programs will continue to deliver benefits well into the future.

NitroSteel continues to grow and capture market share, with over 10% new business in 2003, generated through either new applications or new customers. NitroSteel has expanded their value-added bar processes to include both grinding and precision cutting and continues to challenge its chrome plating competitors with faster service and shorter lead times. In addition, the recent breakthrough development of a product that is "fracture resistant" is expected to open new markets in 2004.

Temroc Metals

Temroc Metals manufactures custom aluminum extrusions and fabrications in various shapes and alloys, emphasizing innovative tool design, machining capabilities and continuous customer support. Temroc Metals primarily serves the recreational vehicle market, as well as the commercial construction, retail display and portable flooring markets. Displacing castings remains a top priority of Temroc, whose innovative extruded products offer recreational vehicle customers higher-strength components at a lower cost.

In 2003, Temroc acquired a number of new customers and increased participation with existing customers. This trend is expected to continue as Temroc increases its value-added services such as design support, fabrication and machining.

During the year, rigorous lean initiatives introduced at Temroc continued to benefit the bottom line through reduced material handling, increased machine reliability and efficiency and improved manufacturing flexibility. Improvements were realized and continue to build in productivity, equipment up times, yields, operating costs, lead times, capacity and floor space gains.

Piper Impact

Piper Impact custom designs, develops the tooling and produces cold impact extrusions for near net shape metal applications. Products produced at Piper Impact are used in the defense industry, automotive air bag inflator canisters, suspension shock support tubes, and high-pressure cylinders for the medical, beverage and recreational markets.

Piper Impact continues to refocus its business due to the decline in their traditional market of aluminum and steel air bag components. Sales and marketing efforts are geared toward higher-margin, higher-growth markets like high-pressure cylinders, which are used by medical, beverage and recreational customers. Aggressive cost-cutting measures within the business this year have included lean initiatives and organizational rightsizing.

Building Products

($ in millions)	2003
Net Sales	$ 562.7
Operating Income	35.6
Depreciation and Amortization	16.2
Capital Expenditures	14.3
Identifiable Assets	278.6



The Building Products segment had a good 2003 and expects the gains from its efforts this year to continue throughout 2004. Lean thinking and continuous improvement are embedded within the organization. New products, new technology and new markets will build on this lean foundation.

Engineered Products

Engineered Products, comprised of AMSCO, HOMESHIELD, COLONIAL CRAFT and IMPERIAL PRODUCTS, fabricates metal and wood components sold to manufacturers and assemblers of residential windows and doors. These components include cladding, spacer bar, stiffener, muntin, grilles, screens, thresholds and sills. Engineered Products does not make windows and doors; it provides components that help make windows and doors distinctive.

Each business unit closely coordinates and sequences product deliveries to their customers through tightly-integrated supply chains. Close-knit customer relationships serve to differentiate Engineered Products from its competitors.

Engineered Products achieved record sales and operating income in 2003, and each of the divisions' locations were contributors. An excellent full-year performance from COLONIAL CRAFT added significantly as the operation gained sales from new products and key customers. COLONIAL CRAFT is an established, leading manufacturer of high-quality wood window grills, molding and trim products, selling to OEMs and distributors. Offering outstanding service and wood processing expertise, on-site engineers understand that producing a premier product for their customers requires state-of-the-art equipment. COLONIAL CRAFT is experiencing growing customer demand and continues to add to its capabilities.

Since acquiring COLONIAL CRAFT in 2002, productivity has been greatly enhanced by integrating the two plants into one larger facility. Implementation of a new ERP (enterprise resource planning) system and additional capital and process improvement projects further reduced costs and increased productivity, quality and service. Growth in earnings for the coming year will be partly fueled by the increased manufacturing efficiencies these projects have made possible.


DURASEAL

AMSCO experienced a record year and received a Supplier of the Year award from a key customer for the second consecutive year. This program recognizes suppliers who consistently maintain high levels of performance in the areas of quality, delivery, service and innovation. AMSCO is an industry-leading supplier of unique assemblies and premium components to a variety of high-end door and window customers that demand high quality, in-line sequencing delivery capabilities and state-of-the-art process technology. AMSCO's processes include roll forming, plastic extrusion, fabrication, assembly and RollTrusion™, a unique, proprietary process that combines metal roll-forming and plastic extrusion into a single, bonded process. The RollTrusion process improves thermal and corrosion resistance, structural integrity and texture. RollTrusion also enhances assembly efficiency and lowers manufacturing costs for its customers.

Over the years, HOMESHIELD has earned a solid reputation with leading door and window companies by providing high-quality, custom metal components. HOMESHIELD's superior

Operating Locations

AMSCO, Rice Lake, Wisconsin
HOMESHIELD (2), Chatsworth, Illinois
IMPERIAL PRODUCTS, Richmond, Indiana
COLONIAL CRAFT, Mounds View, Minnesota
COLONIAL CRAFT, Luck, Wisconsin
TruSeal Technologies, Beachwood, Ohio
TruSeal Technologies, Barbourville, Kentucky
Nichols Aluminum Casting, Davenport, Iowa
Nichols Aluminum Davenport, Davenport, Iowa
Nichols Aluminum Lincolnshire, Lincolnshire, Illinois
Nichols Aluminum Alabama, Decatur, Alabama
Nichols Aluminum Golden, Fort Lupton, Colorado

Products

- **Windows** – spacers, cladding, screens, stiffeners, muntins and wood grilles.
- **Entry doors** – astragals, thresholds, patio door screens and sills, cladding and surrounds.
- **Siding accessories and other** – roof edgings, soffits, fascias, trim, trimcoils, wood mouldings and flooring.
- **Mill-finished aluminum sheet, coated aluminum sheet.**

Technology

Engineered Products (AMSCO, HOMESHIELD, IMPERIAL PRODUCTS and COLONIAL CRAFT) incorporates value-adding services such as product design, engineering support and line sequencing capabilities to produce roll-formed and fabricated window and door components. Wood moldings are custom-designed and expertly-machined from premium hardwoods and softwoods.

TruSeal Technologies manufactures and markets a full line of patented and trademarked flexible insulating glass spacer systems and sealants for vinyl, aluminum and wood window manufacturers.

Nichols Aluminum uses both traditional and rotary melt furnaces at its mini-mills to process blended grades of scrap. The molten metal is processed using a unique dross press system that allows for the maximum yield throughout the melting process and state-of-the-art thin slab, continuous casters that produce high-quality aluminum sheet. Finishing capabilities include rolling to a specific gauge, annealing, slitting and custom coating.

The Quanex Building Products segment includes Engineered Products, TruSeal Technologies and Nichols Aluminum, all of which sell the majority of what they produce in residential building and construction markets. Products manufactured by the segment have enjoyed growing demand as both construction and remodeling of homes remained at healthy levels, a trend expected to continue throughout 2004.



products are supported with engineering expertise and exceptional service. Value-added capabilities include tooling design and fabrication, slitting, coating, end-product assembly, laser welding, roll forming, poly laminating and stamping. HOMESHIELD utilizes these services with a proactive, hands-on approach to develop creative, value-added solutions for the changing needs of its customers.

IMPERIAL PRODUCTS produces fabricated residential exterior door thresholds, astragals, patio door systems and other innovative door components. New products are constantly being developed to enable IMPERIAL to offer its existing and potential customers cutting edge alternatives with superior features. Two recently-introduced products are: the Millennium Threshold, which boasts a weather-tight, impenetrable barrier that resists wear and a new series of ADA-(American Disabilities Act) compliant thresholds. The addition of new customers this year will also enhance IMPERIAL's returns in the coming year.

The search continues for additional acquisitions which tightly fit with our existing door and window component businesses. The purchase of TruSeal Technologies in late December 2003 is an excellent example of the type of acquisition we will make as we grow the Building Products segment.

Internal growth is also important to the success of Engineered Products' component businesses. In 2003, a plant located in the state of Oregon was opened to better serve the West Coast and existing key customers who have recently started up or expanded nearby facilities. This new West Coast facility is expected to bolster sales in 2004 and beyond, and represents a commitment to meeting the needs of key OEM customers as they expand and grow throughout North America.

Like all industrial enterprises, Engineered Products is being squeezed by "cost push" inflation and pricing pressures. Only by improving all processes can these pressures be overcome, and acceptable returns earned for Quanex shareholders. Lean thinking remains the foundation of the segment's efforts to design, control, improve or eliminate manufacturing processes so that customers continue to receive quality products and service. Setting the right priorities has proven to be a critical success factor in Engineered Products' continuous improvement. Lean teams at the division are focused on the problems and processes that will quickly return the "biggest bang for the buck." Significant successes have been realized this year in eliminating waste, enhancing work flow, shortening lead times, lowering inventory and fixed costs and improving product quality. Beyond the added earnings power, these improvements increase responsiveness to customer demand and enable greater manufacturing flexibility, without additional investment. Creativity before capital has become the mantra!

Future returns are expected to be excellent for our window and door component businesses. A modest reduction in 2004 housing starts should be offset by increased home remodeling spending and the current trend of putting more and larger windows and doors into houses. Next year's results should also benefit from this year's focused efforts to introduce new products and add new customers. The cost savings from past and current lean initiatives will also benefit next year's results.



Nichols Aluminum

Nichols Aluminum consists of two aluminum mini-mills that melt scrap, cast and finish common alloy aluminum sheet sold primarily to OEMs serving the building and construction markets. Nichols' aluminum sheet is also sold to customers serving niche transportation and packaging markets. The sheet is primarily produced at Nichols Aluminum Casting, a mini-mill that uses both traditional and rotary furnaces to melt scrap. The sheet is then finished at one of several facilities that roll, anneal, slit and custom coat or paint it. Nichols Aluminum sequences deliveries of mill-finished and coated products that are slit to size and custom packaged for use by its various customers.

Nichols Aluminum also includes the Golden facility which casts and coats aluminum sheet for the packaging and container markets. Nichols Aluminum – Golden had an excellent year, with results substantially above 2002. This trend is expected to continue into 2004. Golden is also to be commended for having no lost-time accidents in 2003.

Early in 2003, Nichols Aluminum corrected quality and production troubles resulting from the difficult implementation of a capital project. A team was assembled to eliminate these issues and regain customers' confidence. The project is on track to increase coating capacity, quality, productivity and earnings in 2004. Nichols finished the year with strong fourth quarter results that outperformed the prior year's quarter.

Although Nichols had challenges in 2003, it continues to use lean improvement tools to increase control and reduce variability. Nichols has embarked on an ambitious lean journey to seek out savings in every aspect of the operation. From labor costs to scrap yield, processes are scrutinized to eliminate waste and increase productivity. Proven techniques are utilized and specific steps are followed during targeted events to lean out a process or processes. Working capital reductions, cost savings, increased revenues and improvements in productivity have been realized throughout the division. Productivity increased by 10% over the past two years, with effective capacity gains and working capital improvements. Employees dedicated to lean thinking enabled Nichols Aluminum to finish 2003 with working capital at a record low, down over 18% from the prior year, even though both the price of scrap and revenues increased.

Overall quality has also improved, along with safety and lead times. The finishing plant in Lincolnshire, IL, completed several complex Six Sigma projects that resulted in the elimination of defects such as dents and welts on the aluminum sheet, thus substantially reducing rework. Lean initiatives also improved the operation's structure in 2003, resulting in a better-organized management team focused on improving future results.

As each business continues training and building on the lean-thinking base of knowledge, cost reductions and improved profits should be recognized throughout 2004. An improving economy will help restore more normal demand / supply dynamics to the marketplace which, when coupled with better safety, quality, service and yield, will lead to a solid increase in returns.

Financial Summary 1998 - 2003

($ in millions, except per share data)

Fiscal years ending on October 31,	2003	2002	2001	2000	1999	1998
Revenue						
Net sales [5]	1,031.2	994.4	924.4	964.5	834.9	821.5
Cost of sales including operating depreciation and amortization	912.5	855.2	809.0	841.0	706.6	708.0
Gross profit	118.7	139.2	115.3	123.5	128.3	113.5
Piper Impact asset impairment charge	--	--	--	56.3 [1]	--	58.5 [1]
Loss on sale of Piper Impact Europe	--	--	--	14.3 [2]	--	--
Other depreciation and amortization	1.3	1.5	3.8	3.3	3.4	5.1
Selling, general and administrative expenses	53.6	54.4	54.2	53.5	53.1	47.7
Operating income (loss)	63.8	83.3	57.3	(4.0)	71.8	2.3
Percent of net sales [5]	6.2	8.4	6.2	(0.4)	8.6	0.3
Retired executive life insurance benefit (See Note 3 to financial statements)	2.2	9.0	--	--	--	--
Other income - net	2.4	2.2	3.2	2.4	2.0	2.3
Interest expense-net	2.5	12.9	14.9	13.3	12.8	10.5
Income (loss) before income taxes and income from discontinued operations	65.8	81.6	45.6	(14.9)	61.0	(6.0)
Income taxes (credit)	22.9	26.1	16.4	(5.2)	21.3	(2.1)
Income (loss) from continuing operations	42.9	55.5	29.2	(9.7)	39.7	(3.9)
Gain on sale of discontinued operations	--	--	--	--	--	13.0
Net income (loss)	42.9	55.5	29.2	(9.7)	39.7	9.2
Percent of net sales [5]	4.2	5.6	3.2	(1.0) [4]	4.8	1.1 [3]
Per Share Data						
Earnings per common share:						
Basic net earnings (loss)	2.65	3.74	2.18	(0.70) [4]	2.79	0.65 [3]
Diluted net earnings (loss)	2.62	3.52	2.07	(0.70) [4]	2.59	0.65 [3]
Weighted average shares outstanding (000)						
Basic	16,154	14,823	13,399	13,727	14,234	14,149
Diluted	16,384	16,237	15,426	13,727	16,776	14,149
Cash dividends declared	0.68	0.64	0.64	0.64	0.64	0.64
Book value	27.52	25.67	20.88	19.90	21.24	19.19
Market closing price range						
High	40.60	44.15	27.38	26.56	28.94	33.50
Low	27.93	25.89	17.00	14.38	15.50	16.00
Financial Position - Year End						
Working capital	92.8	101.0	102.3	104.9	76.2	63.0
Property, plant and equipment - net	335.9	353.1	357.6	338.2	406.8	395.1
Other assets	97.2	100.2	103.1	71.7	71.2	69.4
Total assets	665.9	689.1	697.6	645.9	690.4	674.3
Noncurrent deferred income taxes	34.9	29.2	29.3	27.6	43.9	33.4
Total debt	19.8	75.6	220.0	191.9	189.7	200.6
Stockholders' equity	445.2	421.4	280.0	266.5	301.1	272.0
Total capitalization	464.9	497.0	500.0	458.4	490.7	472.6
Total debt percent of capitalization	4.3	15.2	44.0	41.9	38.7	42.4
Other Data						
Asset turnover [5]	1.5	1.4	1.4	1.4	1.2	1.2
Current ratio	1.7 to 1	1.7 to 1	1.8 to 1	1.8 to 1	1.6 to 1	1.4 to 1
Return on average investment - percent	9.3	12.8	8.1	(0.2) [4]	10.0	3.4 [3]
Return on average common equity - percent	9.9	15.8	10.7	(3.4) [4]	13.9	3.4 [3]
Depreciation and amortization	46.4	44.0	43.9	48.4	45.9	42.4
Capital expenditures	28.9	34.5	55.6	42.4	60.9	60.9
Backlog for shipment in next 12 months	218.0	240.0	165.0	157.8	164.1	183.8
Number of stockholders	4,780	5,030	5,313	5,697	5,113	5,720
Average number of employees	3,295	3,378	3,340	3,361	3,393	3,261
Sales per employee [5]	0.313	0.294	0.277	0.287	0.246	0.252

Note: Several acquisitions and divestitures have been made in past years. See Notes to the financial statements for a description of these transactions.
1 During fiscal 2000, Piper Impact recorded a $56.3 million (pretax) asset impairment charge in accordance with SFAS No. 121. See Footnote 4 to the 2000 financial statements for further information.
2 Loss on the sale of Piper Impact Europe of $14.3 million (pretax) was recorded net of gain on related range forward foreign currency agreement. See Note 3 to the 2000 financial statements for futher information.
3 Includes effect of Piper Impact's $58.5 million (pretax) asset impairment charge and $13.0 million (pretax) gain on sale of discontinued operations.
4 Includes effect of Piper Impact's $56.3 million (pretax) asset impairment charge and the $14.3 million (pretax) loss on sale of Piper Impact Europe.
5 Beginning in fiscal 2001, freight costs are no longer netted against sales, they are included in cost of sales. Prior year's net sales and sales ratios have been restated to conform to this presentation.

Reconciliation of Free Cash Flow From Operations

Fiscal years ending on October 31,	2003	2002	2001	2000	1999
Cash provided by operating activities (GAAP)	102.8	81.1	85.0	77.9	77.7
Less: Capital expenditures	(28.9)	(32.6)	(54.0)	(40.4)	(59.3)
Free cash flow from operations (Non-GAAP)	73.9	48.5	31.0	37.5	18.4

* The Company utilizes this non- GAAP financial measure to gauge its quarterly and annual performance considering its short-term investment in working capital and its long-term investment in Plant, Property and Equipment (PP&E).

Directors & Officers

Board of Directors

Donald G. Barger, Jr. (1995) 2
Senior Vice President and
Chief Financial Officer,
Yellow Corporation
(provider of transportation services), Overland Park, Kansas

Susan F. Davis (1998) 3,4
Vice President, Human Resources,
Johnson Controls, Inc.
(manufacturer of automotive
systems and building controls),
Milwaukee, Wisconsin

Russell M. Flaum (1997) 2,3
Executive Vice President,
Illinois Tool Works
(manufacturer of components
and products for automotive,
construction and general
industrial markets),
Glenview, Illinois

Raymond A. Jean (2001) 1
Chairman, President and
Chief Executive Officer,
Quanex Corporation

Joseph J. Ross (2001) 2,4
Retired, former Chairman and
Chief Executive Officer
Federal Signal Corporation,
(manufacturer of tools, safety
and signaling equipment and
specialty vehicles),
Oakbrook, Illinois

Vincent R. Scorsone (1995) 1,3
Retired, former Executive
Vice President,
Aluminum Company of America
(integrated aluminum producer),
Pittsburgh, Pennsylvania

Michael J. Sebastian (1991) 1,4
Retired, former Executive
Vice President,
Cooper Industries (manufacturer
of electrical products, tools
and hardware),
Houston, Texas

Richard L. Wellek (2003) 2
Former Chairman of the Board,
Prism Financial Corporation
(mortgage banking services),
Chicago, Illinois
Retired from Varlen Corporation
as Chairman, President and Chief
Executive Officer

1 Executive Committee
2 Audit Committee
3 Compensation and Management Development Committee
4 Nominating and Corporate Governance Committee
(year first served on board)

Corporate Officers

Raymond A. Jean
Chairman and
Chief Executive Officer

Terry M. Murphy
Vice President – Finance and
Chief Financial Officer

Michael R. Bayles
Corporate Vice President and
President – Building Products

Kevin P. Delaney
Vice President – General Counsel

Ricardo Arredondo
Vice President and
Corporate Controller

Michael W. Conlon
Corporate Secretary and
Outside General Counsel,
Fulbright & Jaworski, L.L.P.



Senior Management Team:
Seated in front: **Raymond Jean,** Chairman, President and Chief Executive Officer
Back from left to right: **Terry Murphy,** Vice President - Finance and Chief Financial Officer, **Michael Bayles,** Corporate Vice President and President - Building Products, **Kevin Delaney,** Vice President - General Counsel, **Ricardo Arredondo,** Vice President and Corporate Controller, **Robert C. Ballou,** President - Vehicular Products

Division Locations

Vehicular Products
Robert C. Ballou, President

MACSTEEL®
General Office
One Jackson Square, Suite 500
Jackson, Michigan 49201
(517) 782-0415

MACSTEEL
Michigan
3100 Brooklyn Road
Jackson, Michigan 49203
(517) 764-0311

MACSTEEL
Arkansas
5225 Planters Road
Fort Smith, Arkansas 72916
(479) 646-0223

MACSTEEL
Monroe
3000 E. Front Street
Monroe, Michigan 48161
(734) 243-2446

MACSTEEL
Heat Treat
25 Commercial Road
Huntington, Indiana 46750
(260) 356-9520

NitroSteel
9955 80th Avenue
Pleasant Prairie, Wisconsin
53158
(262) 947-0441

Piper Impact
795 Sam Barkley Dr.
New Albany, Mississippi 38652
(662) 538-6500

922 Highway 15 North
New Albany, Mississippi 38652
(662) 534-5046

Temroc Metals, Inc.
4375 Willow Drive
Hamel, Minnesota 55340
(763) 478-6360

Building Products
Michael R. Bayles, President

Engineered Products

HOMESHIELD
Route 24 West
Chatsworth, Illinois 60921

7942 North 3350 East Road
Chatsworth, Illinois 60921
(815) 635-3171

HOMESHIELD West Coast
910 Portway Avenue
Hood River, Oregon 97031
(541) 386-5618

AMSCO
311 West Coleman Street
Rice Lake, Wisconsin 54868
(715) 234-9061

IMPERIAL PRODUCTS
451 Industrial Parkway
Richmond, Indiana 47375
(765) 966-0322

COLONIAL CRAFT
2270 Woodale Drive
Mounds View, Minnesota 55112
(763) 231-4000

501 Main Street
Luck, Wisconsin 54853
(715) 472-2223

TruSeal Technologies
23150 Commerce Park
Beachwood, Ohio 44122
(216) 910-1500

403 Treuhaft Blvd.
HC 84, Box 1923
Barbourville, Kentucky 40906
(606) 546-7300

Nichols Aluminum
General Office
201 West Second Street,
Suite 420
Davenport, Iowa 52801
(563) 336-4801

Nichols Aluminum Davenport
1725 Rockingham Road
P.O. Box 3808
Davenport, Iowa 52802
(563) 324-2121

Nichols Aluminum
Lincolnshire
200 Schelter Road
P.O. Box 1401
Lincolnshire, Illinois 60069
(847) 634-3150

Nichols Aluminum Alabama
2001 Highway 20 West
Decatur, Alabama 35601
(256) 353-1550

Nichols Aluminum Casting
2101 J.M. Morris Blvd.
P.O. Box 4110
Davenport, Iowa 52802
(563) 322-0118

Nichols Aluminum Golden
1405 East 14th Street
P.O. Box 207
Fort Lupton, Colorado 80621
(303) 659-9767

Corporate and Shareholder Information

NX LISTED NYSE Quanex stock is listed on the New York Stock Exchange under the symbol NX.

Annual Stockholder's Meeting
The Annual Meeting of Shareholders will be held at 8:00 a.m. on Thursday, February 26, 2004, at Quanex's corporate office. Shareholders are cordially invited to attend.

Corporate Office
Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027
Local phone number:
713-961-4600
Toll-free in the U.S.:
800-231-8176

Direct Stock Purchase and Dividend Reinvestment Plan
Quanex offers individuals the option to purchase stock directly through the Company's Direct Stock Purchase and Dividend Reinvestment Plan (DSP plan). The DSP plan's initial minimum purchase requirement is $250. Subsequent purchases can be made at a minimum of $50 per month. Other options featured in the Quanex DSP plan include full or partial dividend reinvestment, direct deposit of dividends, certificate safekeeping and automatic monthly investments from savings or checking accounts.

For enrollment forms, contact American Stock Transfer & Trust Company at 800-278-4353, or visit the Quanex website at www.quanex.com.

Dividend Policy
The payment of common stock dividends is reviewed quarterly and declaration is made at the discretion of Quanex's Board of Directors. The Quanex quarterly dividend is currently $.17 per share. At the end of fiscal 2003, the Company has paid a dividend to shareholders of its common stock for 62 consecutive quarters.

Internet Access
Additional information about Quanex is located at the Company's website at www.quanex.com. The site is continually updated and includes Company news releases and current stock quotes. Visitors can register to automatically receive news by e-mail as it is released, send e-mail directly to the corporate office or link to the home pages of some of the Quanex operating units.
www.macsteel.com
www.piperimpact.com
www.nicholsal.com
www.temroc.com
www.amsco1.com
www.impprod.com
www.home-shield.com
www.colonialcraft.com
www.truseal.com

Investor Communications
Stockbrokers, financial analysts and others seeking additional information about Quanex should contact the Investor Relations Department at the corporate office or e-mail inquiry@quanex.com.

Transfer Agent, Shareholder Records and Dividend Disbursing Agent
Shareholders who wish to change the name, address or ownership of stock, report lost certificates or combine accounts contact:

American Stock Transfer & Trust Co.
59 Maiden Lane
Ground Floor
New York, New York 10038
(800) 937-5449

Quanex

Quanex Corporation 2003 Form 10-K Report

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended October 31, 2003

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-5725

QUANEX CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**38-1872178**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1900 West Loop South, Suite 1500, Houston, Texas	**77027**
(Address of principal executive offices)	(Zip code)

(713) 961-4600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.50 par value	New York Stock Exchange, Inc.
Rights to Purchase Series A Junior Participating Preferred Stock	New York Stock Exchange, Inc.

Securities registered pursuant to Section 12(g) of the Act:

NONE

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of the voting common equity held by non-affiliates as of April 30, 2003, computed by reference to the closing price for the Common Stock on the New York Stock Exchange, Inc. on that date, was $457,577,134. Such calculation assumes only the registrant's officers and directors were affiliates of the registrant.

At December 12, 2003, there were outstanding 16,526,059 shares of the registrant's Common Stock, $.50 par value.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive Proxy Statement, to be filed with the Commission within 120 days of October 31, 2003, for its Annual Meeting of Stockholders to be held on February 26, 2004, are incorporated herein by reference in Items 10, 11, 12, and 13 of Part III of this Annual Report.

TABLE OF CONTENTS

PART I

Item 1. *Business*

General

Quanex was organized in 1927 as a Michigan corporation under the name Michigan Seamless Tube Company. The Company reincorporated in Delaware in 1968 under the same name and then changed its name to Quanex Corporation in 1977. The Company's executive offices are located at 1900 West Loop South, Suite 1500, Houston, Texas 77027. References made to the "Company" or "Quanex" include Quanex Corporation and its subsidiaries unless the context indicates otherwise.

The Company's businesses are managed on a decentralized basis. Each operating division has administrative, operating and marketing functions. The Company measures each division's return on investment and seeks to reward superior performance with incentive compensation, which is a significant portion of total compensation for salaried employees. Intercompany sales are conducted on an arms-length basis. Operational activities and policies are managed by corporate officers and key division executives. Also, a small corporate staff provides corporate accounting, financial and treasury management, tax, legal and human resource services to the operating divisions.

Quanex is a technological leader in the production of engineered carbon and alloy steel bars, aluminum flat-rolled products, and precision-formed metal and wood products which primarily serve the vehicular products and building products markets. The Company uses state-of-the-art manufacturing technologies, low-cost production processes, and engineering and metallurgical expertise to provide customers with specialized products for specific applications. Quanex believes these capabilities also provide the Company with unique competitive advantages. The Company's growth strategy is focused on the continued penetration of its two target markets, vehicular products and building products, and protecting, nurturing and growing its two core businesses, MACSTEEL and Engineered Products, that serve those markets.

Business Developments

In the Company's MACSTEEL operations, rotary centrifugal continuous casters are used with an in-line manufacturing process to produce bearing grade quality, seam-free, engineered carbon and alloy steel bars that enable Quanex to participate in the higher margin portions of its vehicular products market. Since 1990, the Company has invested approximately $300 million to enhance its steel bar manufacturing and refining processes, to improve rolling and finishing capability, and to expand shipping capacity at its MACSTEEL operations to approximately 720,000 tons per year. Phases I through VI of the MACSTEEL expansions have been completed. The Company installed additional equipment at each of the MACSTEEL plants in Jackson, Michigan, and Ft. Smith, Arkansas to increase their bar cutting capability and value-added turning capacity. This project increased MACPLUS engineered steel bar shipping capacity by approximately 50% to 270,000 tons annually with the installation of two additional bar turning and polishing lines, one at the plant in Jackson, which was completed in December of 2001 and the other at the Ft. Smith plant, which was completed in December 2002. MACSTEEL now has a total of six value-added MACPLUS lines. Phase VII of the expansion was announced in February 2003. By allowing for the more efficient processing of small diameter bars, this $10 million capital project will add 20,000 tons to MACSTEEL's current shipping capacity of 720,000 tons once the project is completed mid-2004.

Beginning in August 2002, the Company signed various agreements with Sanyo Special Steel Company, LTD, covering technology exchanges in the production of free machining lead free steels, advanced production methods and the sharing of manufacturing competencies. These collaborative efforts are intended to position MACSTEEL to more effectively compete among the New American Manufacturers.

On September 30, 2003, Quanex announced that it had signed a definitive purchase agreement with North Star Steel, a subsidiary of Cargill, Inc., to purchase the net assets of North Star's Monroe, Michigan-based manufacturing facility in a cash transaction. The Company expects to close the transaction in the first quarter of fiscal 2004. This facility is a scrap-based mini-mill producer of special bar quality and engineered steel bars primarily serving the light vehicle and heavy duty truck markets. The facility can produce approximately 500,000 tons annually, in diameters from 0.5625″ to 3.52″. The acquisition will further enhance MACSTEEL's product offerings and significantly increase annual capacity.

On November 21, 2003, the Company announced that it had signed a definitive purchase agreement with Kirtland Capital Partners and other stockholders to purchase the stock of TruSeal Technologies, Inc. in a cash transaction. The Company expects to close the transaction in the first quarter of fiscal 2004. TruSeal, headquartered in Beachwood, Ohio, manufactures and markets a full line of patented, flexible insulating glass spacer systems and sealants for wood, vinyl and aluminum windows. The acquisition will compliment Quanex's building products segment by providing its window and door customers a broader range of products.

Manufacturing Processes, Markets, and Product Sales by Business Segment

Quanex operates 19 manufacturing facilities in 11 states in the United States. These facilities feature efficient plant design and flexible manufacturing processes, enabling the Company to produce a wide variety of custom engineered products and materials for the vehicular products and building products markets. The Company is able to maintain minimal levels of finished goods inventories at most locations because it typically manufactures products upon order to customer specifications.

The majority of the Company's products are sold into the vehicular products and building products markets, with minimal sales to the industrial machinery and capital equipment markets.

For financial information regarding each of Quanex's business segments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein and Note 12 to the Consolidated Financial Statements. For net sales of the Company by major product lines see Note 12 to the Consolidated Financial Statements. For the years ended October 31, 2003, 2002, and 2001, no one customer accounted for 10% or more of the Company's sales.

Vehicular Products Segment

The vehicular products segment is comprised of MACSTEEL, NitroSteel, Piper Impact and Temroc Metals. The segment includes engineered steel bar operations, impact-extrusion operations, steel bar and tube heat-treating services, steel bar and tube corrosion and wear resistant finishing services, and aluminum extrusion and fabricated metal products.

MACSTEEL

The Company's engineered steel bar operations, which represent the majority of the segment's sales and operating income, are conducted through its MACSTEEL division. MACSTEEL includes two plants, one located in Ft. Smith, Arkansas, and the other in Jackson, Michigan, which in the aggregate are capable of shipping up to 720,000 tons annually of hot finished, precision engineered, carbon and alloy steel bars. The Company believes that MACSTEEL has the only two plants in North America using scrap-fed continuous rotary centrifugal casting technology. This casting process produces seam-free bars, without surface defects or inclusions, thereby reducing the need for subsequent surface conditioning. The continuous casting and automated in-line manufacturing operations at the MACSTEEL plants substantially reduce labor and energy costs by eliminating the intermittent steps that characterize manufacturing operations at most larger integrated steel mills. The Company typically sells only complete heat lots, or batches, which are made to specific customer requirements.

MACSTEEL produces various grades of customized, engineered steel bars by melting steel scrap and casting it in a rotary centrifugal continuous caster. MACSTEEL's molten steel is further processed through secondary refining processes that include argon stirring, ladle injection, and vacuum arc degassing prior to casting. These processes enable MACSTEEL to produce higher quality, "cleaner" steel. The Company believes that MACSTEEL is the lowest cost producer of engineered carbon and alloy steel bars in North America. The Company believes that energy costs at MACSTEEL are significantly lower than those of its competitors because its bars are moved directly from the caster to the rolling mill before cooling, reducing the need for costly reheating. MACSTEEL's low unit labor costs are achieved with its highly automated manufacturing process, enabling it to produce finished steel bars using less than two man-hours of labor per ton compared with an estimated industry average of four man-hours per ton for U.S. integrated steel producers.

MACSTEEL products are custom manufactured primarily for the vehicular product markets serving the passenger car, light truck, sport utility vehicle, heavy truck, anti-friction bearing, off-road and farm equipment industries. These industries use engineered steel bars in critical applications such as camshafts, crankshafts, transmission gears, wheel spindles and hubs, bearing components, steering components, hydraulic mechanisms and seamless tube production. Also, MACSTEEL engineered steel bars are used in the manufacture of components for steel air bag inflators at the Company's Piper Impact plant in New Albany, Mississippi.

The MACSTEEL division also includes a heat treating plant in Huntington, Indiana ("Heat Treat"). The Heat Treat facility uses custom designed, in-line equipment to provide tube and bar heat-treating and related services, such as quench and temper, stress relieving, normalizing, "cut-to-length", and metallurgical testing. This plant primarily serves customers in the vehicular products and energy markets.

NitroSteel

NitroSteel, located in Pleasant Prairie, Wisconsin, processes steel bars and tubes using the patented Nitrotec treatment to improve their corrosion and wear resistance properties while providing a more environmentally friendly, non-toxic alternative to chrome plating. NitroSteel's products are made for specific customer applications and are used for fluid power applications primarily in the vehicular products markets.

Piper Impact

Piper Impact includes two impact-extrusion facilities in New Albany, Mississippi, dedicated to aluminum and steel impact-extruded products.

Piper Impact is a manufacturer of custom designed, impact extruded aluminum and steel parts for use in vehicular and defense applications, in addition to high-pressure cylinders used in medical and other applications. Piper Impact's operations use impact extrusion technology to produce highly engineered near-net shaped components from aluminum and steel slugs. The pressure resulting from the impact of the extrusion presses causes metal to flow into the desired shape. This cost efficient cold forming of the metal results in a high quality, work-hardened product with a superior finish. Products may be further processed with heat-treating and precision machining. The parts are then delivered to customers' assembly lines, requiring little or no additional processing. Though down from the level of prior years, one customer purchases a majority of Piper's production for use in the manufacture of automotive air bag systems.

Temroc Metals

Temroc Metals, located in Hamel, Minnesota is an aluminum extruder and fabricator of metal products. The single facility manufactures engineered products that primarily serve the recreational vehicle products market.

Building Products Segment

The building products segment is comprised of the Engineered Products and Nichols Aluminum divisions. The segment includes four fabricated metal components operations, two wood fenestration product operations, two aluminum sheet casting operations and three stand-alone finishing operations.

Engineered Products

The Engineered Products division, which includes AMSCO in Rice Lake, Wisconsin, HOMESHIELD, with two plants in Chatsworth, Illinois and one in Hood River, Oregon, IMPERIAL PRODUCTS in Richmond, Indiana, and COLONIAL CRAFT with locations in Mounds View, Minnesota and Luck, Wisconsin, produces various engineered products for the building products markets. These products include window and patio door screens, window outer frames, residential exterior products, custom wood window grilles and accessories, and a broad line of custom designed, roll-formed aluminum products and stamped aluminum shapes for manufacturers of windows for the home improvement, residential, and light commercial construction markets. AMSCO combines strong product design and development expertise with reliable, just-in-time delivery. HOMESHIELD also coats and/or paints aluminum sheet in many colors, sizes, and finishes, and fabricates aluminum coil into rain carrying systems, soffit, exterior housing trim and roofing products. IMPERIAL PRODUCTS produces sophisticated residential exterior door thresholds, astragals, patio door systems and other miscellaneous door components. COLONIAL CRAFT produces custom hardwood architectural moulding, flooring, and window and door accessories for premium wood window manufacturers.

Nichols Aluminum

Nichols Aluminum manufactures mill finished and coated aluminum sheet for the building products market and the food packaging market. The division comprises five plants: a thin-slab casting and hot rolling mill ("NAC") located in Davenport, Iowa, three cold rolling and finishing plants located in Davenport, Iowa ("NAD"), Lincolnshire, Illinois ("NAL"), and Decatur, Alabama ("NAA"), and Nichols Aluminum-Golden ("NAG"), a thin-slab casting and hot rolling mill located in Fort Lupton, Colorado.

NAC's mini-mill uses an in-line casting process that can produce 400 million pounds of reroll (hot-rolled aluminum sheet) annually. The mini-mill converts aluminum scrap to reroll through melting, continuous casting, and in-line hot rolling processes. NAC has shredding and blending capabilities, including two rotary barrel furnaces and a dross recovery system that broaden its sources of raw material, allow it to melt cheaper grades of scrap, and improve raw material yields. Delacquering equipment improves the quality of the raw material before it reaches the primary melt furnaces by burning off combustibles in the scrap. Scrap is blended using computerized processes to most economically achieve the desired molten aluminum alloy composition.

The Company believes the combination of base capacity increases and technological enhancements, directed at producing higher quality reroll, results in a significant manufacturing advantage with savings derived from reduced raw material costs, optimized scrap utilization, reduced unit energy cost, reduced cold rolling requirements and lower labor costs.

Further processing of the reroll occurs at NAD, NAL or NAA, where customer specific product requirements can be met through cold rolling to various gauges, annealing for additional mechanical and formability properties, tension leveling to improve the flatness of the sheet, and slitting to specific widths. Product at the NAD and NAA plants can also be custom painted, an important value-added feature for the applications of certain customers in the building products market.

Operations at NAG include scrap melting and casting aluminum into sheet, cold rolling to specific gauge, annealing, leveling, custom coating and slitting to width. NAG manufactures high quality aluminum sheet from scrap, then finishes the sheet for specialized applications primarily for food packaging markets.

Raw Materials and Supplies

The Company's MACSTEEL plants purchase their principal raw material, steel scrap or substitutes such as pig iron, beach iron and hot briquetted iron on the open market. Collection and transportation of these raw materials to the Company's plants can be adversely affected by extreme weather conditions. Prices for scrap also vary in relation to the general business cycle and global demand.

Temroc Metal's raw material consists primarily of aluminum billet, which it purchases from several suppliers on the open market.

Piper Impact's raw material consists of aluminum bars and slugs that it purchases on the open market, and steel bars that it purchases from MACSTEEL.

AMSCO and HOMESHIELD's primary raw material is coated and uncoated aluminum sheet purchased primarily from Nichols Aluminum. Raw materials utilized at IMPERIAL PRODUCTS include aluminum, wood and vinyl that are available from a number of suppliers. Prices for aluminum are typically set monthly based upon market rates. In addition, IMPERIAL PRODUCTS utilizes two types of wood materials – hardwood and softwood, which it purchases at market prices.

COLONIAL CRAFT's primary raw material is hardwood and softwood lumber. This is purchased from sawmills and lumber concentration yards throughout North America at market prices.

Nichols Aluminum's principal raw material is aluminum scrap purchased on the open market, where availability and delivery can be adversely affected by extreme weather conditions. Nichols purchases and sells aluminum ingot futures contracts on the London Metal Exchange to hedge against fluctuations in the price of the aluminum scrap required to manufacture products for its fixed-price sales contracts.

Backlog

At October 31, 2003, Quanex's backlog of orders to be shipped in the next twelve months was approximately $218 million. This compares to approximately $240 million at October 31, 2002. Because many of the markets in which Quanex operates have short lead times, the Company does not believe that backlog figures are reliable indicators of annual sales volume or operating results.

Competition

The Company's products are sold under highly competitive conditions. Quanex competes with a number of companies, some of which have greater financial resources. Competitive factors include product quality, price, delivery, and the ability to manufacture to customer specifications. The amounts of engineered steel bars, aluminum mill sheet products, engineered products and impact extruded products manufactured by the Company represent a small percentage of annual domestic production.

MACSTEEL competes with several large integrated and non-integrated steel producers. Although these producers may be larger and have greater resources than the Company, Quanex believes that the technology used at MACSTEEL facilities permits it to compete effectively in the markets it serves.

Piper Impact competes with several other impact extrusion companies, and companies that offer other technologies that can provide similar products, on the basis of design, quality, price and service. Temroc Metals competes largely with other small aluminum extrusion and machining facilities.

Engineered Products competes with many small and midsize metal and wood fabricators and wood moulding facilities, primarily on the basis of custom engineering, product development, quality, service and price. The division also competes with in-house operations of vertically integrated fenestration (door and window) original equipment manufacturers ("OEM"s).

Nichols Aluminum competes with many small and large aluminum sheet manufacturers. Some of these competitors are divisions or subsidiaries of major corporations with substantially greater resources than the Company. The Company also competes with major aluminum producers in coil-coated and mill finished products, primarily on the basis of the breadth of product lines, the quality and responsiveness of its services, and price.

Sales and Distribution

The Company has sales organizations with sales representatives in many parts of the United States. MACSTEEL sells engineered steel bars primarily to tier-one or tier-two suppliers through its direct sales organization and a limited number of manufacturers' representatives. Piper Impact and Temroc Metals sell directly to OEMs. The Engineered Products division's products are sold primarily to OEMs, except for some residential building products, which are sold through distributors. Nichols Aluminum products are sold directly to OEMs and through distributors.

Seasonal Nature of Business

Sales for Engineered Products and Nichols Aluminum are seasonal. The primary markets for these divisions are in the Northeast and Midwest regions of the United States, where winter weather typically reduces homebuilding and home improvement activity. These divisions typically experience their lowest sales during the Company's first fiscal quarter. Profits tend to be lower in quarters with lower sales because a high percentage of their manufacturing overhead and operating expense is due to labor and other costs that are generally semi-variable throughout the year.

Sales for the other businesses in which the Company competes are generally not seasonal. However, due to the number of holidays in the Company's first fiscal quarter, sales have historically been lower in this period as some customers reduce production schedules. As a result of reduced production days, combined with the effects of seasonality, the Company generally expects that, absent unusual activity, its lowest sales will occur in the first fiscal quarter.

Service Marks, Trademarks, Trade Names, and Patents

The Company's Quanex, Quanex design, Seam-Free design, NitroSteel, MACGOLD, MACSTEEL, MACSTEEL design, MACPLUS, Ultra-Bar, Homeshield, Homeshield design, and "The Best Alloy & Specialty Bars" marks are registered trademarks or service marks. The Company's Piper Impact name is used as a service mark, but is not yet registered in the United States. The trade name Nichols-Homeshield and the Homeshield design trademarks are used in connection with the sale of the Company's aluminum mill sheet products and residential building products. The Homeshield, Piper Impact, Colonial Craft, MACSTEEL and Quanex word and design marks and associated trade names are considered valuable in the conduct of the Company's business. The businesses conducted by the Company generally do not depend upon patent protection. Although the Company holds numerous patents, in many cases, the proprietary technology that the Company has developed for using the patents is more important than the patents themselves.

Research and Development

Expenditures for research and development of new products or services during the last three years were not significant. Although not technically defined as research and development, a significant amount of time, effort and expense is devoted to (a) custom engineering which qualifies the Company's products for specific customer applications, and to (b) developing superior, proprietary process technology.

Environmental Matters

Quanex is subject to extensive laws and regulations concerning the discharge of materials into the environment and the remediation of chemical contamination. To satisfy such requirements, Quanex must make capital and other expenditures on an ongoing basis. The cost of environmental matters has not had a material adverse effect on Quanex's operations or financial condition in the past, and management is not aware of any existing conditions that it currently believes are likely to have a material adverse effect on Quanex's operations or financial condition.

Under applicable state and federal laws, the Company may be responsible for, among other things, all or part of the costs required to remove or remediate wastes or hazardous substances at locations Quanex has owned or operated at any time. The Company is currently involved in environmental investigations or remediation at several such locations.

From time to time, Quanex also has been alleged to be liable for all or part of the costs incurred to clean up third-party sites where it is alleged to have arranged for disposal of hazardous substances. The Company's allocable share of liability at those sites, taking into account the likelihood that other parties will pay their shares, has not been material to its operations or financial condition.

Total remediation reserves, at October 31, 2003, for Quanex's current plants, former operating locations, and disposal facilities were approximately $16.8 million. Of that, approximately 80% is allocated to the cleanup of historical soil and groundwater contamination and other corrective measures at the Piper Impact division in New Albany, Mississippi. Depending upon such factors as the nature and extent of contamination, the cleanup technologies employed, and regulatory concurrences, final remediation costs may be more or less than amounts accrued; however, management believes it has established adequate reserves for all probable and reasonably estimable remediation liabilities.

Environmental agencies continue to develop regulations implementing the Federal Clean Air Act. Depending on the nature of the regulations adopted, Quanex may be required to incur additional capital and other expenditures sometime in the next several years for air pollution control equipment, to maintain or obtain operating permits and approvals, and to address other air emission-related issues. In fiscal 2004, the Company plans to have capital expenditures for equipment upgrades in order to comply with secondary aluminum production emissions standards at two of its Nichols Aluminum facilities. Based upon its analysis and experience to date, Quanex does not believe that its compliance with Clean Air Act requirements will have a material adverse effect on its operations or financial condition.

Quanex incurred expenses of approximately \$3.5 million and \$4 million during fiscal 2003 and 2002, respectively, in order to comply with existing environmental regulations. For 2004, the Company estimates expenses at its facilities (excluding pending acquisitions) will be approximately \$3.7 million for continuing environmental compliance. In addition, capital expenditures for compliance with existing or proposed environmental regulations were approximately \$1.7 million and \$1.5 million during fiscal 2003 and 2002, respectively. For fiscal 2004, the Company estimates that capital expenditures for environmental compliance will be approximately \$1.5 million, which includes amounts for upgrades related to the coating systems emission compliance standards at two of its Nichols Aluminum facilities. Future expenditures relating to environmental matters will necessarily depend upon the application to Quanex and its facilities of future regulations and government decisions. Quanex will continue to have expenditures in connection with environmental matters beyond 2004, but it is not possible at this time to reasonably estimate the amount of those expenditures.

Employees

At October 31, 2003, the Company employed 3,153 persons. Of the total employed, 33% were covered by collective bargaining agreements. A five-year collective bargaining agreement for Temroc Metals was ratified by the United Automobile Workers International Union of America in February, 2002. A five year collective bargaining agreement for Nichols Aluminum Casting and Nichols Aluminum Davenport was ratified by the International Brotherhood of Teamsters in November 2002. A five year collective bargaining agreement for MACSTEEL Arkansas was ratified by the United Steel Workers of America in February 2003. Nichols Aluminum Lincolnshire's collective bargaining agreement expires January 12, 2004 and negotiations for the renewal of that agreement are already underway. MACSTEEL Michigan's collective bargaining agreement expires February 29, 2004 and negotiations for the renewal of that agreement will begin in January.

Financial Information about Foreign and Domestic Operations

For financial information on the Company's foreign and domestic operations, see Note 12 of the Financial Statements contained in this Annual Report on Form 10-K.

Website

The Company's required Securities Exchange Act filings such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K are accessible free of charge on its website at www.quanex.com.

Item 2. ***Properties***

The following table lists Quanex's principal properties together with their locations, general character and the industry segment which uses the facility. Listed facilities are owned by the Company, unless indicated otherwise. (See Item 1, "Business", for discussion of capacity of various facilities.)

Location	Plant/Office	Square Footage
Vehicular Products Segment		
Fort Smith, Arkansas	MACSTEEL	614,000
Jackson, Michigan	MACSTEEL	386,000
Huntington, Indiana	Heat Treating	99,821
Pleasant Prairie, Wisconsin	NitroSteel	35,000
New Albany, Mississippi	Piper Impact (two plants)	683,000
Hamel, Minnesota	Temroc Metals	240,000
Building Products Segment		
Lincolnshire, Illinois	Nichols Aluminum Lincolnshire	142,000
Davenport, Iowa	Nichols Aluminum Davenport	236,000
Davenport, Iowa	Nichols Aluminum Casting	300,000
Fort Lupton, Colorado	Nichols Aluminum Golden	240,400
Rice Lake, Wisconsin	AMSCO	336,000
Chatsworth, Illinois	HOMESHIELD (two plants)	218,000
Hood River, Oregon	HOMESHIELD	37,000
Richmond, Indiana	IMPERIAL PRODUCTS	92,000
Luck, Wisconsin	COLONIAL CRAFT	105,000
Mounds View, Minnesota *Leased (expires 2008)*	COLONIAL CRAFT	125,000
Decatur, Alabama *Leased (leases expiring 2004, 2005 and 2018)*	Nichols Aluminum Alabama	410,000
Executive Offices		
Houston, Texas *Leased (expires 2010)*	Quanex Corporation	21,000

Item 3. ***Legal Proceedings***

The Company believes there are no material legal proceedings to which Quanex, its subsidiaries, or their property is subject. See Note 18 to the Consolidated Financial Statements.

Item 4. ***Submission of Matters to Vote of Security Holders***

None.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

Quanex's common stock, $.50 par value, is traded on the New York Stock Exchange, under the ticker symbol: NX. Quarterly stock price information and annual dividend information for the common stock is as follows:

Quarterly Common Stock Dividends

Quarter Ended	2003	2002	2001
January	$ .17	$ .16	.$ 16
April	.17	.16	.16
July	.17	.16	.16
October	.17	.16	.16
Total	$ .68	$ .64	$ .64

Quarterly Common Stock Sales Price (High & Low)

Quarter Ended	2003	2002	2001
January	$ 37.55	$ 29.64	$ 21.00
	29.12	25.71	16.38
April	33.49	38.35	21.15
	27.93	28.63	17.35
July	33.49	44.19	27.55
	28.59	31.01	20.70
October	40.60	40.55	27.48
	29.94	33.18	20.75

The terms of Quanex's revolving credit agreement does not specifically limit the total amount of dividends and other distribution on its stock. However, the covenant to maintain a certain fixed charge coverage ratio indirectly impacts the Company's ability to pay dividends.[1] As of October 31, 2003, the aggregate amount available for dividends under the credit facility was approximately $43 million.

There were 4,754 holders of Quanex common stock (excluding individual participants in securities positions listings) on record as of November 30, 2003.

[1] The fixed charge component of the ratio is comprised of consolidated interest expense, principal payments due on consolidated debt and dividends declared. Increasing the dividend impacts the fixed charge coverage ratio and thus indirectly limits the amount of dividends that could be declared and satisfy the covenant.

The following table summarizes as of October 31, 2003, certain information regarding equity compensation to our employees, officers, directors and other persons under our equity compensation plans.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	768,970	$25	1,309,343
Equity compensation plans not approved by security holders[(1)]	213,660	28	39,290
Total	982,630	$26	1,348,633

(1) The Quanex Corporation 1997 Key Employee Stock Plan was approved by the Company's Board of Directors in October 1997. This plan provides for the granting of stock options to eligible persons employed by the Company who are not executive officers of the Company. Under the plan, the total number of stock options which may be granted is 400,000 shares. Stock options may be granted at not less than the fair market value (as defined in the plan) on the date the options are granted and generally become exercisable after one year in one-third annual increments. The options expire ten years after the date of grant. The Board of Directors may amend, terminate or suspend the plan at any time.

Item 6. *Selected Financial Data*

Glossary of Terms

The exact definitions of commonly used financial terms and ratios vary somewhat among different companies and investment analysts. The following list gives the definition of certain financial terms that are used in this report:

Asset turnover: Net sales divided by average total assets.

Book value per common share: Stockholders' equity less the stated value of preferred stock divided by the number of common shares outstanding.

Current ratio: Current assets divided by current liabilities.

Return on common stockholders' equity: Net income attributable to common stockholders divided by average common stockholders' equity.

Return on investment: The sum of net income and the after-tax effect of interest expense less capitalized interest divided by the sum of the averages for short and long-term debt and stockholders' equity.

Working Capital: Current assets less current liabilities.

Financial Summary 1999-2003

	Fiscal years ended October 31,				
	2003	2002	2001	2000	1999
	(thousands, except per share data)				
Revenues and Earnings					
Net sales[2]	$ 1,031,215	$994,387	$ 924,353	$ 964,518	$ 834,902
Cost of sales including operating depreciation and amortization	912,534	855,177	809,027	841,047	706,607
Gross profit	118,681	139,210	115,326	123,471	128,295
Piper Impact Asset Impairment Charge	—	—	—	56,300 [1]	—
Loss on sale of Piper Impact Europe	—	—	—	14,280 [1]	—
Other depreciation and amortization	1,314	1,502	3,808	3,308	3,434
Selling, general and administrative expenses	53,572	54,408	54,202	53,545	53,104
Operating income (loss)	63,795	83,300	57,316	(3,962)	71,757
Percent of net sales[2]	6.2%	8.4%	6.2%	(0.4)%	8.6%
Retired executive life insurance benefit[3]	2,152	9,020	—	—	—
Other income—net	2,393 [4]	2,227	3,195	2,420	2,021
Interest expense—net	2,517	12,933	14,889	13,314	12,791
Income (loss) before income taxes	65,823	81,614	45,622	(14,856)	60,987
Income tax expense (benefit)	22,936	26,132	16,428	(5,191)	21,271
Net income (loss)	$ 42,887	$ 55,482	$ 29,194	$ (9,665)	$ 39,716
Percent of net sales[2]	4.2% [4]	5.6%	3.2%	(1.0)% [1]	4.8%
Per Share Data					
Basic Earnings (loss)	$ 2.65 [4]	$ 3.74	$ 2.18	$ (0.70) [1]	$ 2.79
Diluted Earnings (loss)	$ 2.62	$ 3.52	$ 2.07	$ (.70)	$ 2.59
Cash dividends declared	$ 0.68	$ 0.64	$ 0.64	$ 0.64	$ 0.64
Book value	$ 27.52	$ 25.67	$ 20.88	$ 19.90	$ 21.24
Market closing price range:					
High	$ 40.60	$ 44.15	$ 27.38	$ 26.56	$ 28.94
Low	$ 27.93	$ 25.89	$ 17.00	$ 14.38	$ 15.50
Average shares outstanding (thousands)	16,154	14,823	13,399	13,727	14,234

Financial Summary 1999-2003 (continued)

	Fiscal years ended October 31,				
	2003	2002	2001	2000	1999
	(thousands, except Other Data)				
Financial Position—Year End					
Working capital	$ 92,783	$ 100,997	$ 102,288	$ 104,944	$ 76,247
Property, plant and equipment—net	335,904	353,132	357,635	338,248	406,841
Total assets	665,863	689,140	697,631	645,859	690,446
Noncurrent deferred income taxes	$ 34,895	$ 29,210	$ 29,282	$ 27,620	$ 43,910
Total debt	19,770	75,565	220,028	191,913	189,666
Stockholders' equity	445,159	421,395	279,977	266,497	301,061
Total capitalization	464,929	496,960	500,005	458,410	490,727
Cash provided by operating activities	$ 102,840	$ 81,111	$ 84,950	$ 77,870	$ 77,688
Depreciation and amortization	46,415	43,987	43,910	48,445	45,883
Capital expenditures	28,888	34,513	55,640	42,355	60,934
Backlog for shipment in next 12 months	218,000	240,000	165,000	157,830	164,128
Other Data					
Total debt percent of capitalization	4.3	15.2	44.0	41.9	38.7
Asset turnover(2)	1.5	1.4	1.4	1.4	1.2
Current ratio	1.7 to 1	1.7 to 1	1.8 to 1	1.8 to 1	1.6 to 1
Return on investment–percent	9.3	12.8	8.1	(0.2) (1)	10.0
Return on common stockholders' equity–percent	9.9	15.8	10.7	(3.4) (1)	13.9
Number of stockholders	4,780	5,030	5,313	5,697	5,113
Average number of employees	3,295	3,378	3,340	3,361	3,393
Sales (thousands) per employee(2)	$ 313	$ 294	$ 277	$ 287	$ 246

---

(1) Includes effects in fiscal 2000 of Piper Impact's $56.3 million (pretax) asset impairment charge in accordance with SFAS No. 121 and/or the $14.3 million (pretax) loss on sale of Piper Impact Europe, net of gain on related range forward foreign currency agreement.

(2) Beginning in fiscal 2001, freight costs are no longer netted against sales; they are included in cost of sales. Prior year's net sales and sales ratios have been restated to conform to this presentation.

(3) Represents the excess of life insurance proceeds over (a) the cash surrender value and (b) liabilities to beneficiaries of deceased executives, on whom the Company held life insurance policies.

(4) Includes effects in fiscal 2003 of $0.4 million gain on sale of Piper, Utah property.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

General

The discussion and analysis of the Company's financial condition and results of operations should be read in conjunction with the Selected Financial Data and the Consolidated Financial Statements of the Company and the accompanying notes.

Private Securities Litigation Reform Act

Certain of the statements contained in this document and in documents incorporated by reference herein, including those made under the caption "Management's Discussion and Analysis of Results of Operations and Financial Condition" are "forward-looking" statements as defined under the Private Securities Litigation Reform Act of 1995. Generally, the words "expect," "believe," "intend," "estimate," "anticipate," "project," "will" and similar expressions identify forward-looking statements, which generally are not historical in nature. All statements which address future operating performance, events or developments that we expect or anticipate will occur in the future, including statements relating to volume, sales, operating income and earnings per share, and statements expressing general optimism about future operating results, are forward-looking statements. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from our Company's historical experience and our present projections or expectations. As and when made, management believes that these forward-looking statements are reasonable. However, caution should be taken not to place undue reliance on any such forward-looking statements since such statements speak only as of the date when made and there can be no assurance that such forward-looking statements will occur. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Factors exist that could cause the Company's actual results to differ materially from the expected results described in or underlying our Company's forward-looking statements. Such factors include domestic and international economic activity, prevailing prices of steel and aluminum scrap and other raw material costs, the rate of change in prices for steel and aluminum scrap, energy costs, interest rates, construction delays, market conditions, particularly in the vehicular, home building and remodeling markets, any material changes in purchases by the Company's principal customers, labor supply and relations, environmental regulations, changes in estimates of costs for known environmental remediation projects and situations, world-wide political stability and economic growth, the Company's successful implementation of its internal operating plans, acquisition strategies and integration, performance issues with key customers, suppliers and subcontractors, and regulatory changes and legal proceedings. Accordingly, there can be no assurance that the forward-looking statements contained herein will occur or that objectives will be achieved. All written and verbal forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by such factors.

Results of Operations

Overview

Summary Information as % of Sales

	Fiscal Year Ended October 31,					
	2003		2002		2001	
	Dollar Amount	% of Sales	Dollar Amount	% of Sales	Dollar Amount	% of Sales
	(Dollars in millions)					
Net Sales	$1,031.2	100%	$994.4	100%	$924.3	100%
Cost of Sales	867.8	84	813.0	82	769.3	83
Selling, general and admin.	53.6	5	54.4	6	54.2	6
Depreciation and amortization	46.1	5	43.7	4	43.5	5
Operating Income	63.7	6%	83.3	8%	57.3	6%
Interest Expense	(2.5)	0	(14.8)	(1)	(16.6)	(1)
Capitalized Interest	—	0	1.9	0	1.7	0
Retired executive life insurance benefit	2.2	0	9.0	1	—	0
Other, net	2.4	0	2.2	0	3.2	0
Income tax expense	(22.9)	(2)	(26.1)	(2)	(16.4)	(2)
Net income	$ 42.9	4%	$55.5	6%	$29.2	3%

The Company achieved record level net sales in fiscal 2003 and demonstrated its ability to generate healthy results notwithstanding the somewhat weak broad-based economic climate. The reduction in total debt to $19.8 million at the end of fiscal 2003 from $75.6 million in fiscal 2002 produced an equally significant reduction in interest expense. Interest expense was $2.5 million in 2003 compared to $14.8 million in 2002. The Company also ended the year with a strong balance sheet as the total debt to capitalization ratio was 4.3% at October 31, 2003, which is a decrease from 15.2% as of October 31, 2002.

Business Segments

Business segments are reported in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131. SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

The vehicular products segment is comprised of MACSTEEL, Piper Impact and Temroc. The segment's main driver is North American light vehicle builds and to a lesser extent, heavy duty truck builds. The building products segment is comprised of Engineered Products and Nichols Aluminum. The main drivers of this segment are residential housing starts and remodeling expenditures.

The following table sets forth selected operating data for the Company's two business segments:

	Years Ended October 31,		
	2003	2002	2001
		(In thousands)	
Vehicular Products:(1)			
Net sales	$468,506	$459,531	$439,307
Operating income	48,208	57,606	47,466
Depreciation and amortization	29,573	27,849	25,905
Identifiable assets	$350,767	$363,559	$362,442
Building Products:(2)			
Net sales	$562,709	$534,856	$485,046
Operating income	35,648	37,985	23,662
Depreciation and amortization	16,152	15,492	17,061
Identifiable assets	$278,629	$283,475	$269,387

(1) Fiscal 2003, 2002 and 2001 results include Temroc operations, acquired November 30, 2000. See Note 2 to the consolidated financial statements.

(2) Fiscal 2003 and 2002 results include Colonial Craft operations, acquired February 12, 2002. See Note 2 to the consolidated financial statements.

Within the vehicular products segment automotive builds continued to drive demand, exceeding 16 million annualized units for fiscal 2003. While the pace was not record setting, MACSTEEL's capacity utilization rates were higher than experienced in fiscal 2002. MACSTEEL's strongest market presence is with the "Big 3" automakers, where builds were down for fiscal 2003. MACSTEEL continues to work with the New American Manufacturers ("NAMs"), or non "Big 3" automakers, on domestic part sourcing and the Company's business with them is growing. Qualification efforts with the NAMs require time consuming evaluation periods. Beginning in August 2002, the Company has signed various agreements with Sanyo Special Steel Company, LTD, covering technology exchanges in the production of free-machining lead-free steels, advanced production methods and the sharing of manufacturing competencies. These collaborative efforts are intended to position MACSTEEL to more effectively compete among the NAMs.

At Piper Impact, sales were down for fiscal 2003 compared to the previous fiscal year, with the largest drop in business coming from a reduction in airbag component sales. While recognizing this erosion in demand for aluminum and steel airbag components, Piper Impact has developed new outlets for its capacity, and has experienced significant growth in the high-pressure cylinder markets. However, this growth has not been fast enough to replace airbag component sales. Piper Impact continues to lose money on many of its traditional product lines.

Within the building products segment residential housing starts and remodeling expenditures remained brisk, allowing Engineered Products and Nichols Aluminum to post a combined 5% increase in net sales over the prior fiscal year. However, the segment's operating income declined by 6% for fiscal 2003, primarily as a result of increased aluminum scrap prices absorbed by Nichols Aluminum.

The Company continues to see strong demand for its door and window components. Housing starts for the month of October 2003 were nearly 2 million units, on a seasonally adjusted annual basis. With demand for new residential homes at record levels, we expect customer activity to remain at high levels dampened only by inclement winter weather conditions in the Northeast and Midwest regions of the United States.

Outlook

Operating results for the Company's vehicular products segment are tied to North American light vehicle builds and heavy duty truck builds. For calendar 2004, the Company expects light vehicle builds to be at or slightly above the 2003 level. A concern to the Company continues to be the loss of market share by the "Big 3" to the NAMs. While MACSTEEL sells steel bar products to the NAMs and continues to make inroads with them, MACSTEEL remains closely linked to the "Big 3". Heavy duty truck builds, which have been at cyclical lows for several years, are expected to recover in calendar 2004 with builds expected to top 200,000 units, up from the 175,000 units estimated to be built in 2003.

Operating results for the Company's building products segment are tied to U.S. housing starts and remodeling activity. For calendar 2004, the Company expects housing starts to drop about 5% from 2003's very strong level. Quanex expects remodeling expenditures to remain at robust levels for calendar 2004.

The Company's primary raw materials are steel and aluminum scrap, which supplies our MACSTEEL and Nichols Aluminum businesses. Throughout fiscal 2003, steel scrap prices rose approximately 20% and aluminum scrap prices rose approximately 8%. The Company expects higher scrap prices at least through the first half of fiscal 2004. Over time, MACSTEEL recovers the majority of these cost increases through the use of scrap surcharges, but it does experience quarterly margin compression as the surcharge is based on a three month trailing index. Nichols Aluminum has no such surcharge and it attempts to cover rising scrap costs through a higher selling price.

Quanex's first fiscal quarter (November, December and January) is historically the Company's least profitable as there are fewer production days due to the holidays, customer managed year-end inventories and reduced building activity during the winter. The Company expects fiscal first quarter volumes at MACSTEEL to be essentially flat to the year ago quarter, but operating income is expected to be down as they absorb last quarter's sharp increase in scrap costs. Operating income at Engineered Products is expected to be down compared to their excellent year ago results. Volume at Nichols Aluminum is expected to be up somewhat from a year ago, however, operating income is expected to be flat as they continue to absorb higher raw material costs in the absence of sales price relief. Taken together, Quanex expects its first quarter diluted earnings per share to be lower compared to the same period a year ago.

The Company's outlook is based on "same store sales" and excludes any potential benefits that may accrue from its acquisitions of the North Star Steel Monroe facility and TruSeal Technologies. Although the Company expects minimal contributions to earnings from pending acquisitions in its first quarter, Quanex does expect a considerable earnings contribution for the full year.

2003 Compared to 2002

Net Sales—Consolidated net sales for fiscal 2003 were $1,031.2 million representing an increase of $36.8 million, or 3.7%, when compared to consolidated net sales for fiscal 2002. Both the vehicular and building products segments experienced increased net sales.

Net sales from the Company's vehicular products segment for fiscal 2003 were $468.5 million representing an increase of $9 million, or 2%, when compared to the prior year due to increases at MACSTEEL, offset somewhat by lower net sales at both Piper and Temroc. MACSTEEL's net sales increase was due to a 5% increase in prices and a 2% increase in shipments. Piper experienced lower net sales as aluminum airbag component sales declined from its prior year levels. This decline was only partially offset by sales of new products; however, growth from new products has not been fast enough to replace airbag component sales.

Net sales from the Company's building products segment for fiscal 2003 were $562.7 million, representing an increase of $27.9 million, or 5%, when compared to fiscal 2002. Engineered Products' net sales increase was due primarily to three additional months of sales from COLONIAL CRAFT which was acquired in February 2002. Excluding Colonial Craft, combined net sales for the other engineered products business units were down slightly versus prior year due to the harsh winter weather in the first half of 2003. Nichols Aluminum's net sales increased 5% from the prior year, primarily due to slightly higher average selling prices.

Operating income—Consolidated operating income for fiscal 2003 was $63.8 million, a decrease of $19.5 million, or 23%, when compared to last year. Both the vehicular and building products segments experienced decreased operating income.

Operating income from the Company's vehicular products segment for fiscal 2003 was $48.2 million, representing a decrease of $9.4 million, or 16%, when compared to last year. This decrease was due to lower operating income at MACSTEEL, Piper and Temroc compared to the prior year's results. Although MACSTEEL experienced higher net sales and improved conversion costs, they were more than offset by the impact of approximately 20% higher scrap steel prices. Piper and Temroc had lower operating income for the periods due largely to lower net sales. Depreciation expense for the vehicular products segment was higher with the completion of MACSTEEL capital projects.

Operating income from the Company's building products segment for fiscal year 2003 was $35.6 million, representing a decrease of $2.3 million, or 6%, when compared to the prior year. This decrease was a result of lower operating income at Nichols Aluminum partially offset by improved results at Engineered Products. Engineered Products benefited from a full year's results for COLONIAL CRAFT which was acquired in February 2002, partially offset by lower sales volumes due to harsh winter weather in the first half of 2003. The lower results for Nichols Aluminum were due to higher aluminum scrap, energy and outside processing costs and production and quality problems at the Alabama facility, which more than offset the higher volumes and prices.

Corporate level operating expenses for fiscal 2003 increased approximately $7.8 million primarily as a result of a $6.1 million LIFO inventory reserve adjustment. Corporate and other expenses are reported outside of the two operating segments. Included in corporate and other are the consolidated LIFO inventory reserve adjustments, corporate office expenses and inter-segment eliminations.

Selling, general and administrative expense was $53.6 million for fiscal 2003, representing an increase of $0.8 million, or 2%, when compared to last year. The increase results primarily from including a full year's results from Colonial Craft which was acquired in February 2002.

Depreciation and amortization—Depreciation and amortization expense increased $2.4 million in fiscal 2003 as compared to the prior year. Most of the increase came from the vehicular products segment due largely to recently completed capital projects at MACSTEEL.

Interest expense for fiscal 2003 was $2.5 million compared to $14.8 million last year. The decrease in interest expense is due to: (a) lower bank revolver balances, (b) conversion of the 6.88% convertible subordinated debentures to Company stock in June of 2002, (c) redemption of subordinated debentures, and (d) the Company paying down principal on other interest bearing debt and notes.

Another factor that contributed to the decrease in interest expense was the interest rate swap agreement which was terminated on July 29, 2003. With the execution of the Bank Agreement in November 2002 (see "Debt Structure and Activity" below), the interest rate swaps no longer qualified as a hedge. As a result, the

Company discontinued hedge accounting under SFAS No. 133 on the swaps after the effective date of the Bank Agreement and reclassified the related portion of other comprehensive income to interest expense in the fiscal quarter ended October 31, 2002. In fiscal 2002, losses related to the swap agreement were reclassified out of other comprehensive income into interest expense as interest payments were made. This reclassification did not impact fiscal 2003.

Capitalized interest was zero for fiscal 2003 compared to $1.9 million for 2002. The capitalized interest in 2002 was due to the long-term capital expansion programs that were underway at MACSTEEL. These capital projects have been completed and the capitalization of interest ceased after the third fiscal quarter of 2002. Interest capitalization for the ongoing Phase VII at MACSTEEL is expected to be insignificant.

Other, net increased $0.2 million from fiscal 2002. Fiscal 2002 included a loss of $0.9 million associated with early extinguishment of debt as a result of the redemption of the Company's subordinated debentures in June 2002. Also included in other, net is investment income and the amortization of debt issuance costs.

Net income was $42.9 million for fiscal 2003 compared to $55.5 million for fiscal 2002. In addition to the factors mentioned above, fiscal 2003 and 2002 included a non-taxable $2.2 million and $9.0 million benefit from retired executive life insurance claims, respectively.

2002 Compared to 2001

Net Sales—Consolidated net sales for fiscal 2002 were $994.4 million representing an increase of $70.0 million, or 8%, when compared to consolidated net sales for fiscal 2001. Both the vehicular and building products segments experienced increased net sales.

Net sales from the Company's vehicular products segment for fiscal 2002 were $459.5 million representing an increase of $20.2 million, or 5%, when compared to the prior year due to increases at MACSTEEL, offset somewhat by lower net sales at both Piper and Temroc. MACSTEEL's net sales increase was due largely to a 13% increase in volume, which more than offset lower selling prices compared to the fiscal 2001. Over half of MACSTEEL's business is based on fixed contracts, so their ability to change pricing was limited on a near term basis. Piper experienced lower net sales as aluminum airbag component sales declined from its prior year levels. This decline was only partially offset by sales of new products, as meaningful sales volumes of these products have been slower to materialize than expected.

Net sales from the Company's building products segment for fiscal 2002 were $534.9 million, representing an increase of $49.8 million, or 10%, when compared to fiscal 2001. Engineered Products' net sales increases were due largely to the acquisition of COLONIAL CRAFT in February. Nichols Aluminum's net sales also increased from the prior year due to increased volume resulting from continuing strength in the building construction markets, despite lower selling prices.

Operating income—Consolidated operating income for fiscal 2002 was $83.3 million, representing an increase of $26.0 million, or 45%, when compared to 2001. Both the vehicular and building products segments experienced increased operating income.

Operating income from the Company's vehicular products segment for fiscal 2002 was $57.6 million, representing an increase of $10.1 million, or 21%, when compared to 2001. This increase was due to higher operating income at MACSTEEL compared to the prior year's results, partially offset by lower operating income at Piper and Temroc. The higher net sales volume combined with productivity gains and lower conversion costs at MACSTEEL more than offset the impact of lower spreads between selling prices and scrap prices. Piper and

Temroc had lower operating income for the periods due largely to lower net sales and volume. Depreciation expense for the vehicular products segment was higher with the completion of MACSTEEL capital projects.

Also contributing to the improvement in the vehicular products segment is the elimination of goodwill amortization in accordance with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective the beginning of fiscal 2002. The vehicular products segment had goodwill amortization of approximately $500 thousand in the prior year ended October 31, 2001.

Operating income from the Company's building products segment for fiscal year 2002 was $38.0 million, representing an increase of $14.3 million, or 61%, when compared to the prior year. This increase was a result of record operating income at Engineered Products, as well as improved results at Nichols Aluminum. Engineered Products benefited from the acquisition of COLONIAL CRAFT in February 2002; however it achieved record operating income levels without COLONIAL CRAFT's contribution due largely to strong demand for its products, productivity improvements and new product development and cost reduction efforts. Nichols Aluminum also had increased operating income. This increase was largely a result of increased volume and cost reduction initiatives, as well as a $1.6 million business interruption insurance recovery collected during the year. Although spreads between selling price and raw material costs improved during the second half of the year, as compared to the same prior year period, for the year ended October 31, 2002, margins were lower as scrap prices rose more quickly than Nichol's ability to raise selling prices.

Also contributing to the improvement in the building products segment is the elimination of goodwill amortization in accordance with the adoption of Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" effective the beginning of fiscal 2002. The building products segment had goodwill amortization of approximately $1.8 million in the prior year ending October 31, 2001.

Corporate level operating expenses for fiscal 2002 decreased approximately $1.5 million versus 2001. Corporate and Other expenses are reported outside of the two operating segments (See Note 12 to the Consolidated Financial Statements). Included in Corporate and Other are the consolidated inventory LIFO adjustments, corporate office expenses and inter-segment eliminations.

Selling, general and administrative expense was $54.4 million for fiscal 2002, representing an increase of $206 thousand, less than 1%, when compared to the prior year. This increase results primarily from the acquisition of COLONIAL in February 2002.

Depreciation and amortization—Depreciation and amortization expense (excluding goodwill amortization) increased $2.5 million in fiscal 2002 as compared to the prior year. Most of the increase came from the vehicular products segment due largely to recently completed capital projects at MACSTEEL.

Effective November 1, 2001, the Company adopted SFAS No. 142, "Goodwill and Other Intangible Assets". Under SFAS No. 142, goodwill is no longer amortized. Accordingly, goodwill amortization, on a consolidated basis, was zero for 2002 and $2.3 million for the year ended October 31, 2001. (See Note 4 to the Consolidated Financial Statements for further information.)

Interest expense for fiscal 2002 was $14.8 million compared to $16.6 million in fiscal 2001. The decrease in interest expense was due largely to the Company's outstanding debt balance substantially decreasing year over year as 1) the 6.88% convertible subordinated debentures were converted to Company stock or redeemed in June of 2002 and 2) the Company paid down its bank revolver and other interest bearing debt and notes. See Note 10 to the Consolidated Financial Statements for further information.

Another factor affecting interest expense was the discontinuance of hedge accounting under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities" for the interest swap agreements. Based on future cash flow projections that were prepared during the second fiscal quarter ended April 30, 2002, it was determined there was a high likelihood the Company would pay down its variable rate debt under the Bank Agreement Revolver to approximately $65 million by the end of fiscal 2002. Based on these projections, a portion of the future projected cash flow being hedged (interest payments) would not occur. Therefore, during the period ended April 30, 2002, the Company discontinued hedge accounting under SFAS 133 for $35 million of the interest swap agreement and reclassified the related portion of other comprehensive income, a loss of $1.3 million, to interest expense. Additionally, during the fourth fiscal quarter ended October 31, 2002, the timing of the finalization of the new bank agreement was determined. Since the swaps were designated as hedges of the Bank Agreement Revolver, which was expected to terminate upon completion of the new bank agreement, the swap no longer qualified as a hedge, as those specific forecasted transactions would not occur (future interest payments). As a result, the Company discontinued hedge accounting under SFAS No. 133 on the swaps based on the projected new bank agreement date and reclassified the related portion of other comprehensive income, a loss of $2.1 million, to interest expense. The Company terminated the $100 million swap agreement on July 29, 2003 and therefore no longer reflected it on the balance sheet effective after this date.

Capitalized interest increased $213 thousand for fiscal 2002 compared to 2001. The entire amount of capitalized interest was due to the long-term capital expansion programs that were underway at MACSTEEL. These capital projects have been completed and the capitalization of interest ceased after the third fiscal quarter of 2002.

Other, net decreased $968 thousand from fiscal 2001 to 2002. As a result of the redemption of the subordinated debentures, a loss of $922 thousand was recognized during fiscal 2002 due to the early extinguishment of debt. This loss resulted from the write-off of the remaining debt issuance costs associated with the subordinated debentures, as well as the .688% premium paid on the $1.3 million of debentures which were redeemed. Fiscal 2001 included a $573 thousand gain on the early extinguishment of debt. In accordance with SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", which was adopted by the Company in the period ended July 31, 2002, these early extinguishment of debt items were classified as ordinary instead of extraordinary items, net of tax. Also included in other, net was investment income and the amortization of debt issuance costs.

Net income was $55.5 million for fiscal 2002 compared to $29.2 million for fiscal 2001. In addition to the factors mentioned above, fiscal 2002 included a non-taxable $9.0 million retired executive life insurance benefit which did not occur in 2001.

Liquidity and Capital Resources

Sources of Funds

The Company's principal sources of funds are cash on hand, cash flow from operations, and borrowings under its secured $200 million Revolving Credit Agreement ("Bank Agreement"). At October 31, 2003, the Company had $10 million borrowed under the Bank Agreement. This represents a $55 million decrease from October 31, 2002 borrowing levels.

The Company believes that it has sufficient funds and adequate financial sources available to meet its anticipated liquidity needs. The Company also believes that cash flow from operations, cash balances and available borrowings will be sufficient for the foreseeable future to finance anticipated working capital requirements, capital expenditures, debt service requirements, environmental expenditures, dividends and the stock purchase program.

On December 19, 2003, subsequent to the 2003 fiscal year end, Quanex executed an agreement with our credit facility banks to increase the Bank Agreement revolver to $310 million to provide funds necessary for the North Star and TruSeal acquisitions. Assuming we close these acquisitions as scheduled, we expect our debt level to be between $200 million and $250 million at the end of our fiscal quarter ended January 31, 2004.

The Company's working capital was $92.8 million at October 31, 2003 compared to $101.0 million at October 31, 2002. The decrease in working capital resulted from (a) an $11.4 million decrease in inventory across both segments as a result of a Company wide focus on inventory reduction, (b) a $3.1 million increase in accounts payable and accrued liabilities, (c) a reduction of $5.5 million related to deferred taxes and taxes payable, offset by (d) an increase in accounts receivable of $7.1 million and (e) a net increase of $4.3 million in other working capital balances. Changes in other working capital balances were due to timing of payments and other obligations.

Operating Activities

Cash provided by operating activities during the year ended October 31, 2003 was $102.8 million compared to $81.1 million for the same period of 2002. This increase is due to (a) lower working capital requirements compared to the same prior year period as discussed above, (b) reduced pension contributions and tax payments, partially offset by (c) lower operating income.

Investment Activities

Net cash used for investment activities during the year ended October 31, 2003 was $22.5 million compared to $29.8 million for the same period of 2002. Investment activities for the year ended October 31, 2002 included the acquisition of COLONIAL CRAFT for $17.3 million. Additionally, capital expenditures decreased from $34.3 million in fiscal 2002 to $28.7 million in fiscal 2003. This decline was largely due to reduced spending at MACSTEEL, partially offset by increased spending at Nichols Aluminum and Engineered Products. The Company estimates that fiscal 2004 capital expenditures will be approximately $35 million. At October 31, 2003, the Company had commitments of approximately $6 million for the purchase or construction of capital assets. The Company plans to fund these capital expenditures through cash flow from operations. Cash used for investment activities detailed above was offset by cash provided for investment activities including (a) the receipt of $6.4 million and $26.1 million in retired executive life insurance proceeds for fiscal 2003 and 2002 respectively, and (b) the receipt of $2.8 million in proceeds from the sale of Piper Utah in fiscal 2003.

Financing Activities

Net cash used for financing activities for the year ended October 31, 2003 was $76.5 million compared to $62.6 million during the prior year. The Company repaid $55 million on the bank revolver in the year ended October 31, 2003, compared to repaying $75 million during fiscal 2002. Additionally, the Company paid off a note payable of $7.0 million in fiscal 2002. During the year ended October 31, 2003, the Company paid $13.5 million to repurchase 438,600 shares of its common stock. Additionally, Quanex received $5.2 million in the year ended October 31, 2003 for the issuance of common stock ($4.2 million of this was from option exercises). In the year ended October 31, 2002, the Company received $33.9 million for the issuance of common stock ($26.6 million from option exercises).

On February 26, 2003, the board of directors of the Company increased the annual dividend from $0.64 to $0.68 per common share outstanding. This increase was effective with the Company's first quarter dividend paid on March 31, 2003 to shareholders of record on March 14, 2003. This increased cash used for financing activities by $1.2 million for 2003.

Debt Structure and Activity

Current Bank Agreement "Revolver"—In November 2002, the Company entered into a secured $200 million Revolving Credit Agreement ("Bank Agreement"). The Bank Agreement is secured by all Company assets, excluding land and buildings. This Bank Agreement expires November 2005 and provides for up to $25 million for standby letters of credit, limited to the undrawn amount available under the new Bank Agreement. All borrowings under this bank agreement bear interest, at the option of the Company, at either (a) the prime rate or federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. The Bank Agreement requires facility fees, which are not significant, maintenance of certain financial ratios and maintenance of a minimum consolidated tangible net worth. As of October 31, 2003, the Company was in compliance with all Bank Agreement covenants. The Bank Agreement was amended on December 19, 2003, to increase this line to $310 million.

Previous Bank Agreement "Revolver"—In July 1996, the Company entered into an unsecured $250 million Revolving Credit and Term Loan Agreement ("Bank Agreement"). At October 31, 2002 and 2001, this Bank Agreement consisted of a revolving line of credit ("Revolver") under which the Company had $65 and $140 million, respectively, in borrowings. This Bank Agreement was replaced with a new Bank Agreement which is described above. The intent and ability to refinance the outstanding balance on this bank agreement on a long-term basis was evidenced by the signing of the new bank agreement in November 2002. Therefore, the outstanding balance under the old bank agreement revolver was classified as non-current as of October 31, 2002.

Convertible Subordinated Debentures—The Company accepted unsolicited block offers to buy back $4.6 and $10.4 million principal amount of the 6.88% Convertible Subordinated Debentures for $3.9 and $9.6 million in cash during the years ended October 31, 2001 and 2000, respectively.

On May 9, 2002, the Company announced that it would redeem the remaining $58.7 million principal amount of its 6.88% Convertible subordinated debentures. The Company set a redemption date of June 12, 2002 for all debentures outstanding. Notice of the redemption was mailed on May 10, 2002 to the current holders. The redemption price was 100.688% of the principal amount plus accrued interest to the redemption date. Holders of the debentures had the right, as an alternative to redemption, to convert the debentures into shares of common stock of Quanex Corporation at a conversion price of $31.50 per share of common stock. The right to convert the debentures expired at the close of business on June 5, 2002. As of June 5, 2002, $57.4 million aggregate principal amount of the subordinated debentures were converted to 1.8 million shares of Company stock and $1.3 million aggregate principal amount of the subordinated debentures was redeemed on June 12, 2002.

Other Debt—During the year ended October 31, 2002, the Company made an early payment in the amount of $7.0 million on a contingent note payable as well as an early retirement in the amount of $1.6 million for one of the industrial revenue and economic development bonds.

Stock Purchase Program

In December 1999, Quanex announced that its Board of Directors approved a program to repurchase up to 2 million shares of the Company's common stock in the open market or in privately negotiated transactions.

During the fiscal year ended October 31, 2001, the Company repurchased 119,000 shares at a cost of $2.2 million. The cost of treasury shares of $12.7 million at October 31, 2001 was reflected as a reduction of stockholders' equity in the balance sheet.

The stock purchase program was suspended and no treasury shares were purchased during fiscal 2002. A majority of the 633,935 shares held in treasury at October 31, 2001 were reissued through stock option exercises or other compensation plans during fiscal 2002, leaving no shares in treasury as of October 31, 2002.

On December 5, 2002, the Board of Directors approved another program to purchase up to a total of 1 million shares of its common stock in the open market or in privately negotiated transactions. During the year ended October 31, 2003, the Company repurchased 438,600 shares at a cost of approximately $13.5 million. These shares were placed in treasury. During the year ended October 31, 2003, 161,677 of these shares were used for the exercise of options. There are currently 294,803 shares in treasury stock with a remaining carrying value of approximately $9.2 million.

Contractual Obligations and Commercial Commitments

The following tables set forth certain information concerning the Company's unconditional obligations and commitments to make future payments under contracts with remaining terms in excess of one year, such as debt and lease agreements, and under contingent commitments.

Payments Due by Period

Contractual Cash Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Long-Term Debt	$ 19,620	$ 3,727	$ 10,908	$ 911	$ 4,074
Operating Leases	6,883	2,063	2,698	1,660	462
Unconditional Purchase Obligations	7,035	1,607	4,454	974	—
Total Contractual Cash Obligations	$ 33,538	$ 7,397	$ 18,060	$ 3,545	$ 4,536

Amount of Commitment Expiration per Period

Other Commercial Commitments	Total Amounts Committed	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
			(In thousands)		
Standby Letters of Credit	$ 4,452	$ 4,398	$ 54	$ —	$ —
Guarantees	1,050	—	—	—	1,050
Total Commercial Commitments	$ 5,502	$ 4,398	$ 54	$ —	$ 1,050

Additionally, the Company's borrowings under its Bank Agreement are expected to increase significantly upon closing of the North Star and TruSeal acquisitions in the first quarter of fiscal 2004.

Effects of Inflation

Inflation has not had a significant effect on earnings and other financial statement items.

Critical Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Inherent in the Company's revenue recognition policy is the determination of collectibility. This requires management to make frequent judgments and estimates in order to determine appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Risk Management and Derivative Instruments

The Company's current risk management strategies include the use of derivative instruments to reduce certain risks. The critical strategies include: (1) the use of commodity futures and options to fix the price of a portion of anticipated future purchases of certain raw materials and energy to offset the effect of fluctuations in the costs of those commodities, and (2) the use of interest rate swaps to fix the rate of interest on a portion of floating rate debt. These hedges have been designated as cash flow hedges. The effective portion of gains and losses is recorded in the accumulated other comprehensive income (loss) component of stockholders' equity in accordance with SFAS No. 133. The Company evaluates all derivative instruments each quarter to determine if they are highly effective. Any ineffectiveness (as defined by SFAS No. 133) is recorded in the statement of income. If the anticipated future transactions are no longer expected to occur, the unrealized gains and losses on the related hedge are reclassified to the consolidated statement of income. (See Note 16 to the financial statements for further explanation.)

Long-Lived Assets

Long-lived assets, which include property, plant and equipment, goodwill and other intangibles, and other assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are periodically reviewed for impairment and further reviewed whenever events or changes in circumstances indicate that carrying value may be impaired. The carrying values are compared with the fair value of such assets calculated based on the anticipated future cash flows related to those assets. If the carrying value of a long-lived asset exceeds its fair value, an impairment charge is recorded in the period in which such review is performed. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's consolidated balance sheet, as well as operating loss and tax credit carry forwards. The carrying value of the net deferred tax liability reflects the Company's assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the consolidated statement of income.

Retirement and Pension Plans

The Company sponsors a number of defined benefit pension plans and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases and health care cost trend rates. The discount rate, which is determined using a model that matches corporate bond securities, is applied against the projected pension and postretirement disbursements. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company followed the guidance of this statement for the business acquisition completed in fiscal 2002. See Note 2 to the consolidated financial statements.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise. The Company adopted this statement on November 1, 2001 for its fiscal year ended October 31, 2002. In accordance with SFAS 142, the Company completed the transitional impairment test of goodwill during the second quarter ended April 30, 2002, which indicated that goodwill was not impaired. The Company again reviewed goodwill for impairment as of August 31, 2002, which indicated that goodwill was not impaired. The Company plans to perform this impairment test as of August 31 each year or more frequently if certain indicators arise. The assessments were based on assumptions regarding estimated future cash flows and other factors, including the discount rate. If these estimates or their related assumptions change in the future, because of changes in events and circumstances, the Company may be required to record impairment charge in a future period.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The provisions of this statement are required to be applied starting with fiscal years beginning after June 15, 2002 (Quanex's fiscal year beginning November 1, 2002). The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. The provisions of this Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001 (Quanex's fiscal year beginning November 1, 2002). The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The rescission of Statement 4 is the only portion of this SFAS which currently has an impact on the Company. Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 eliminates Statement 4. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 was encouraged. The Company adopted this pronouncement effective the third quarter ended July 31, 2002 and restated prior periods.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted this statement and included the new disclosure requirements in this report.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities ("VIE's"), also commonly referred to as special purpose entities ("SPE's"). The objective of this interpretation is to provide guidance on how to identify a VIE and to determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a Company's consolidated financial statements. The provisions of this interpretation became effective upon issuance, with certain provisions applicable for the first interim or annual period beginning after December 15, 2003. As of October 31, 2003, this statement has no effect on the Company as Quanex does not have any VIEs.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective in the fourth quarter of the Company's fiscal 2003. The Company's adoption of SFAS No. 150 did not have a material impact on its financial position or results of operations.

Item 7A. *__Quantitative and Qualitative Disclosures about Market Risk__*

The following discussion of the Company and its subsidiaries' exposure to various market risks contains "forward looking statements" that involve risks and uncertainties. These projected results have been prepared utilizing certain assumptions considered reasonable in light of information currently available to the Company. Nevertheless, because of the inherent unpredictability of interest rates, foreign currency rates and metal commodity prices as well as other factors, actual results could differ materially from those projected in such forward looking information. The Company does not use derivative financial instruments for speculative or trading purposes. For a description of the Company's significant accounting policies associated with these activities, see Notes 1 and 16 to the Consolidated Financial Statements.

Interest Rate Risk

The Company and its subsidiaries have a Bank Agreement, interest rate swap agreements and other long-term debt which subject the Company to the risk of loss associated with movements in market interest rates.

At October 31, 2003 and 2002, the Company had fixed-rate debt totaling $4.1 million and $4.4 million, respectively. This debt is fixed-rate and, therefore, does not expose the Company to the risk of earnings loss due to changes in market interest rates.

The Company and certain of its subsidiaries' floating-rate obligations total $15.7 million and $71.2 million at October 31, 2003 and 2002, respectively. For 2002, the Company had $100 million of swap agreements in place to limit the exposure of this obligation to increases in short-term interest rates. These swap agreements effectively fixed the interest rate, thus limiting the potential impact that increasing interest rates would have on earnings. Under these swap agreements, payments were made based on a fixed rate ($50 million at 7.025%, and $50 million at 6.755%) and received on a LIBOR based variable rate (1.82% at October 31, 2002). At October 31, 2002, the fair market value related to the interest rate swap agreements was a loss of $4.0 million.

To the extent that floating rate obligations are in excess of or less than $100 million, the Company was subject to changes in the underlying interest rates. For the year ended October 31, 2002, the Company's floating rate obligations were $28.8 million less than the $100 million swap agreement. Increases or decreases in the underlying interest rate of the swap agreement would have a direct impact on interest expense for this differential in balances. For the year ended October 31, 2001, the Company's floating rate obligations exceeded the amount covered by the swap agreements by $47.1 million. Increases or decreases in the underlying interest rates of the obligations would have had a direct impact on interest expense for those uncovered balances.

These swap agreements expired on July 29, 2003 and the final settlement payment was made. The Company has not entered into any other interest swap agreements and as such is subject to the variability of interest rates on its variable rate debt.

Commodity Price Risk

The Company's aluminum mill sheet products segment, Nichols Aluminum, uses various grades of aluminum scrap as well as prime aluminum ingot as a raw material for its manufacturing process. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, the Company enters into firm price raw material purchase commitments as well as forward contracts on the London Metal Exchange ("LME"). The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders, net of fixed price purchase commitments.

With the use of firm price raw material purchase commitments and LME contracts, the Company aims to protect the gross margins from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect on the Company. Where firm price sales commitments are matched with LME contracts, the Company is subject to the ineffectiveness of LME contracts to perfectly hedge raw material prices.

At October 31, 2001, the Company had open futures contracts for aluminum pounds with a fair value of $27.1 million. The contracts had fair value losses of $1.8 million at October 31, 2001 and covered a notional volume of 45.4 million pounds of aluminum. A hypothetical 10% change from the October 31, 2001 average London Metal Exchange ("LME") ingot price on open contracts of $.596 per pound would increase or decrease the unrealized pretax gains/losses related to these contracts by approximately $2.7 million. However, it should be noted that any change in the value of these contracts, real or hypothetical, would be substantially offset by an inverse change in the cost of purchased aluminum scrap.

During the years ended October 31, 2003 and 2002, Nichols Aluminum primarily used firm price raw material purchase commitments instead of LME forward contracts to lock in raw material prices. At October 31, 2002, the Company had no open LME forward contracts and therefore no asset or liability associated with metal exchange derivatives. At October 31, 2003, there were two LME forward contracts associated with metal exchange derivatives covering notional volumes of 1.3 million pounds with a fair value net loss of approximately $46 thousand, which was recorded as part of other current assets and other current liabilities in the financial statements.

Item 8. ***Financial Statements and Supplementary Data***

RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Quanex Corporation and subsidiaries were prepared by management, which is responsible for their integrity and objectivity. The statements were prepared in accordance with accounting principles generally accepted in the United States of America and include amounts that are based on management's best judgments and estimates.

Quanex's system of internal controls is designed to provide reasonable assurance, at justifiable cost, as to the reliability of financial records and reporting and the protection of assets. The system of controls provides for appropriate division of responsibility and the application of policies and procedures that are consistent with high standards of accounting and administration. Internal controls are monitored through recurring internal audit programs and are updated as our businesses and business conditions change.

The Audit Committee, composed solely of outside directors, determines that management is fulfilling its financial responsibilities by meeting periodically with management, the independent auditors, and Quanex's internal auditors, to review internal accounting control and assess the effectiveness of our disclosure controls and procedures. The Audit Committee is responsible for appointing the independent auditors and reviewing the scope of all audits and the accounting principles applied in our financial reporting. Deloitte & Touche LLP has been engaged as independent auditors to audit the accompanying consolidated financial statements and issue the report thereon, which appears on the following page.

To ensure complete independence, our internal auditors and Deloitte & Touche LLP have full and free access to meet with the Audit Committee, without management present, to discuss the results of their audits, the quality of our financial reporting and the adequacy of our internal controls and disclosure controls and procedures.

We believe that Quanex's system of internal controls, combined with the activities of the internal and independent auditors and the Audit Committee, provides reasonable assurance of the integrity of our financial reporting.

/s/ RAYMOND A. JEAN	/s/ TERRY M. MURPHY
Raymond A. Jean *Chairman of the Board, President and Chief Executive Officer*	Terry M. Murphy *Vice President—Finance and Chief Financial Officer*

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders
Quanex Corporation
Houston, Texas

We have audited the accompanying consolidated balance sheets of Quanex Corporation and subsidiaries as of October 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended October 31, 2003. Our audits also included the financial statement schedule listed in the index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Quanex Corporation and subsidiaries as of October 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended October 31, 2003 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

Houston, Texas
December 15, 2003

QUANEX CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 31, 2003	October 31, 2002
	(In thousands)	
ASSETS		
Current assets:		
Cash and equivalents	$ 22,108	$ 18,283
Accounts and notes receivable, less allowance for doubtful accounts of $7,222,000 in 2003 and $6,877,000 in 2002	123,185	116,122
Inventories	79,322	90,756
Deferred income taxes	6,366	9,302
Other current assets	1,750	1,338
Total current assets	232,731	235,801
Property, plant and equipment, net	335,904	353,132
Goodwill, net	66,436	66,436
Cash surrender value insurance policies, net	24,536	25,799
Intangible assets	2,755	2,870
Other assets	3,501	5,102
	$ 665,863	$ 689,140
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 89,435	$ 80,528
Accrued liabilities	39,209	45,033
Income taxes payable	7,381	4,839
Other current liabilities	46	3,970
Current maturities of long-term debt	3,877	434
Total current liabilities	139,948	134,804
Long-term debt	15,893	75,131
Deferred pension credits	8,323	4,960
Deferred postretirement welfare benefits	7,845	7,928
Deferred income taxes	34,895	29,210
Other liabilities	13,800	15,712
Total liabilities	220,704	267,745
Stockholders' equity:		
Preferred stock, no par value, 1,000,000 shares authorized; issued and outstanding—none in 2003 and 2002	—	—
Common stock, $.50 par value, 50,000,000 shares authorized; 16,519,271 and 16,455,633 shares issued in 2003 and 2002, respectively	8,260	8,227
Additional paid-in capital	187,114	185,972
Retained earnings	264,067	232,074
Unearned compensation	(164)	(418)
Accumulated other comprehensive income	(3,641)	(3,479)
	455,636	422,376
Less common stock held by Rabbi Trust—47,507 and 42,538 shares in 2003 and 2002, respectively	(1,317)	(981)
Less cost of shares of common stock in treasury 294,803 shares in 2003 and no shares in 2002	(9,160)	—
Total stockholders' equity	445,159	421,395
	$ 665,863	$ 689,140

See notes to consolidated financial statements.

QUANEX CORPORATION
CONSOLIDATED STATEMENTS OF INCOME

	Years ended October 31,		
	2003	2002	2001
	(In thousands, except per share amounts)		
Net sales	$1,031,215	$994,387	$ 924,353
Costs and expenses:			
Cost of sales	867,782	812,949	769,328
Selling, general and administrative	53,572	54,408	54,202
Depreciation and amortization	46,066	43,730	43,507
Operating income	63,795	83,300	57,316
Other income (expense):			
Interest expense	(2,517)	(14,812)	(16,555)
Capitalized interest	—	1,879	1,666
Retired executive life insurance benefit	2,152	9,020	—
Other, net	2,393	2,227	3,195
Income before income taxes	65,823	81,614	45,622
Income tax expense	(22,936)	(26,132)	(16,428)
Net income attributable to common stockholders	$ 42,887	$ 55,482	$ 29,194
Earnings per common share:			
Basic net earnings	$ 2.65	$ 3.74	$ 2.18
Diluted net earnings	$ 2.62	$ 3.52	$ 2.07
Weighted average number of shares outstanding			
Basic	16,154	14,823	13,399
Diluted	16,384	16,237	15,426

See notes to consolidated financial statements.

QUANEX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended October 31, 2003, 2002, and 2001	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income: Minimum Pension Liability	Accumulated Other Comprehensive Income: Derivative Gain (Loss)	Treasury Stock and Other	Total Stockholders' Equity
					(in thousands)			
Balance at October 31, 2000		$7,110	$111,061	$165,841	$ (301)	$ —	$ (17,214)	$266,497
Comprehensive income:								
Net income	$29,194			29,194				29,194
Adjustment for minimum pension liability (net of tax expense of $965)	(1,508)				(1,508)			(1,508)
Derivative transactions:								
Current period hedging transactions (net of taxes of $4,264)	(6,669)					(6,669)		(6,669)
Reclassifications into earnings (net of taxes of $809)	1,266					1,266		1,266
Total comprehensive income	$22,283							
Common dividends ($0.64 per share)				(8,621)				(8,621)
Common stock held by Rabbi Trust							2,476	2,476
Cost of common stock in treasury							726	726
Other		(67)	(2,747)	(140)			(430)	(3,384)
Balance at October 31, 2001		$7,043	$108,314	$186,274	$(1,809)	$(5,403)	$ (14,442)	$279,977
Comprehensive income:								
Net income	$55,482			55,482				55,482
Adjustment for minimum pension liability (net of taxes of $798)	(1,247)				(1,247)			(1,247)
Derivative transactions:								
Current period hedging transactions (net of taxes of $511)	(798)					(798)		(798)
Reclassifications into earnings (net of taxes of $3,694)	5,778					5,778		5,778
Total comprehensive income	$59,215							
Common dividends ($0.64 per share)				(9,637)				(9,637
Common stock held by Rabbi Trust							(108)	(108
Cost of common stock in treasury							12,672	12,672
Other		1,184	77,658	(45)			479	79,276
Balance at October 31, 2002		$8,227	$185,972	$232,074	$(3,056)	$ (423)	$ (1,399)	$421,395
Comprehensive income:								
Net income	$42,887			42,887				42,887
Adjustment for minimum pension liability (net of taxes of $372)	(583)				(583)			(583
Derivative transactions:								
Current period hedging transactions (net of taxes of $1)	(2)					(2)		(2
Reclassifications into earnings (net of taxes of $270)	423					423		423
Total comprehensive income	$42,725							
Common dividends ($0.68 per share)				(10,865)				(10,865
Common stock held by Rabbi Trust							(336)	(336
Cost of common stock in treasury							(9,160)	(9,160
Other		33	1,142	(29)			254	1,400
Balance at October 31, 2003		$8,260	$187,114	$264,067	$(3,639)	$ (2)	$(10,641)	$445,159

See notes to consolidated financial statements.

QUANEX CORPORATION
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Years Ended October 31, 2003, 2002 and 2001				
		Common Shares			
	Preferred Shares Issued	Issued	Treasury	Rabbi Trust	Net Outstanding
Balance at October 31, 2000	—	14,220,666	(677,526)	(147,689)	13,395,451
Treasury shares purchased			(119,000)		(119,000)
Stock issued—options exercised (net of trade-ins)			47,960		47,960
Stock issued—compensation plans			84,812		84,812
Rabbi Trust		(135,024)	29,819	105,205	—
Balance at October 31, 2001	—	14,085,642	(633,935)	(42,484)	13,409,223
Stock issued—options exercised (net of trade-ins)		562,926	597,284		1,160,210
Stock issued—compensation plans		(1,902)	22,797		20,895
Stock issued—conversion of subordinated debentures		1,822,594	173		1,822,767
Rabbi Trust		(13,627)	13,681	(54)	—
Balance at October 31, 2002	—	16,455,633	—	(42,538)	16,413,095
Treasury shares purchased		—	(438,600)	—	(438,600)
Stock issued—options exercised (net of trade-ins)		42,333	161,677	—	204,010
Stock issued—compensation plans		1,000	(2,544)	—	(1,544)
Rabbi Trust		20,305	(15,336)	(4,969)	—
Balance at October 31, 2003	—	16,519,271	(294,803)	(47,507)	16,176,961

See notes to consolidated financial statements.

QUANEX CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOW

	Years Ended October 31,		
	2003	2002	2001
		(In thousands)	
Operating Activities:			
Net Income	$ 42,887	$ 55,482	$ 29,194
Adjustments to reconcile net income to cash provided by operating activities:			
Gain on sale of Piper Utah property	(405)	—	—
Loss (gain) on early extinguishment of debt	—	922	(573)
Adjustment for retired executive life insurance benefit	(2,152)	(9,020)	—
Depreciation and amortization	46,415	43,987	43,910
Deferred income taxes	8,992	2,330	4,154
Deferred pension and postretirement benefits	2,034	(4,734)	(1,231)
Changes in assets and liabilities, net of effects from acquisitions and dispositions:			
Increase in accounts and notes receivable	(7,063)	(5,144)	(7,917)
Decrease (increase) in inventory	11,434	(5,249)	20,808
Increase (decrease) in accounts payable	8,907	(857)	(2,569)
Decrease in accrued liabilities	(5,824)	(3,655)	(911)
Other, net (including income tax refund)	(2,385)	7,049	85
Cash provided by operating activities	102,840	81,111	84,950
Investing Activities:			
Acquisition of Colonial Craft, net of cash and equivalents acquired	—	(17,283)	—
Acquisition of Temroc Metals, Inc., net of cash and equivalents acquired	—	—	(17,922)
Proceeds from sale of Piper Utah property	2,832	—	—
Capital expenditures, net of retirements	(28,693)	(34,271)	(55,575)
Retired executive life insurance proceeds	6,442	26,111	—
Other, net	(3,081)	(4,365)	(3,597)
Cash used for investing activities	(22,500)	(29,808)	(77,094)
Financing Activities:			
Bank borrowings (repayments), net	(55,000)	(75,000)	30,000
Repayment of borrowing on insurance policies	—	—	(17,273)
Prepayment of note payable	—	(7,029)	—
Purchase of subordinated debentures	—	(1,314)	(3,942)
Purchase of Quanex common stock	(13,515)	—	(2,226)
Common stock dividends paid	(10,865)	(9,637)	(8,621)
Issuance of common stock, net	5,163	33,948	2,473
Other, net	(2,298)	(3,561)	(1,103)
Cash used for financing activities	(76,515)	(62,593)	(692)
Increase (decrease) in cash and equivalents	3,825	(11,290)	7,164
Cash and equivalents at beginning of period	18,283	29,573	22,409
Cash and equivalents at end of period	$ 22,108	$ 18,283	$ 29,573

See notes to consolidated financial statements.

QUANEX CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Significant Accounting Policies

The preparation of these financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying footnotes. Estimates and assumptions about future events and their effects cannot be perceived with certainty. Estimates may change as new events occur, as more experience is acquired, as additional information becomes available and as the Company's operating environment changes. Actual results could differ from estimates.

The Company believes the following are the most critical accounting policies used in the preparation of the Company's consolidated financial statements as well as the significant judgments and uncertainties affecting the application of these policies.

Revenue Recognition and Allowance for Doubtful Accounts

The Company recognizes revenue when the products are shipped and the title and risk of ownership pass to the customer. Selling prices are fixed based on purchase orders or contractual agreements. Inherent in the Company's revenue recognition policy is the determination of collectibility. This requires management to make frequent judgments and estimates in order to determine the appropriate amount of allowance needed for doubtful accounts. The Company's allowance for doubtful accounts is estimated to cover the risk of loss related to accounts receivable. This allowance is maintained at a level the Company considers appropriate based on historical and other factors that affect collectibility. These factors include historical trends of write-offs, recoveries and credit losses, the careful monitoring of portfolio credit quality, and projected economic and market conditions. Different assumptions or changes in economic circumstances could result in changes to the allowance.

Inventory

The Company records inventory valued at the lower of cost or market value. Inventory quantities are regularly reviewed and provisions for excess or obsolete inventory are recorded primarily based on the Company's forecast of future demand and market conditions. Significant unanticipated changes to the Company's forecasts could require a change in the provision for excess or obsolete inventory.

Risk Management and Derivative Instruments

The Company's current risk management strategies include the use of derivative instruments to reduce certain risks. The critical strategies include: (1) the use of commodity futures and options to fix the price of a portion of anticipated future purchases of certain raw materials and energy to offset the effect of fluctuations in the costs of those commodities, and (2) the use of interest rate swaps to fix the rate of interest on a portion of floating rate debt. These hedges have been designated as cash flow hedges. The effective portion of gains and losses is recorded in the accumulated other comprehensive income component of stockholders' equity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 133 "Accounting for Derivative Instruments and Hedging Activities". The Company evaluates all derivative instruments each quarter to determine if they are highly effective. Any ineffectiveness is recorded in the statement of income. If the anticipated future transactions are no longer expected to occur, the unrealized gains and losses on the related hedge are reclassified to the consolidated statement of income. (See Note 16 to the financial statements for further explanation.)

Long-Lived Assets

Long-lived assets, which include property, plant and equipment, goodwill and other intangibles, and other assets, comprise a significant amount of the Company's total assets. The Company makes judgments and estimates in conjunction with the carrying value of these assets, including amounts to be capitalized, depreciation and amortization methods and useful lives. Additionally, carrying values of these assets are periodically reviewed for impairment and further reviewed whenever events or changes in circumstances indicate that carrying value may be impaired. The carrying values are compared with the fair value of such assets calculated based on the anticipated future cash flows related to those assets. If the carrying value of a long-lived asset exceeds its fair value, an impairment charge is recorded in the period in which such review is performed. This requires the Company to make long-term forecasts of its future revenues and costs related to the assets subject to review. Forecasts require assumptions about demand for the Company's products and future market conditions. Future events and unanticipated changes to assumptions could require a provision for impairment in a future period.

Property, plant and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of certain categories are as follows:

	Years
Land improvements	10 to 25
Buildings	10 to 40
Machinery and equipment	3 to 20

Income Taxes

The Company records the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and the amounts reported in the Company's consolidated balance sheet, as well as operating loss and tax credit carry forwards. The carrying value of the net deferred tax liability reflects the Company's assumption that the Company will be able to generate sufficient future taxable income in certain jurisdictions to realize its deferred tax assets. If the estimates and assumptions change in the future, the Company may be required to record a valuation allowance against a portion of its deferred tax assets. This could result in additional income tax expense in a future period in the consolidated statement of income.

Retirement and Pension Plans

The Company sponsors a number of defined benefit pension plans and an unfunded postretirement plan that provides health care and life insurance benefits for eligible retirees and dependents. The measurement of liabilities related to these plans is based on management's assumptions related to future events, including expected return on plan assets, rate of compensation increases and health care cost trend rates. The discount rate, which is determined using a model that matches corporate bond securities, is applied against the projected pension and postretirement disbursements. Actual pension plan asset investment performance will either reduce or increase unamortized pension losses at the end of any fiscal year, which ultimately affects future pension costs.

Stock Based Employee Compensation

In accordance with SFAS No. 123, "Accounting for Stock-Based Compensation," the Company continues to apply the rules for stock-based compensation contained in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" using the intrinsic value method. The pro forma effect on net income and earnings per share of the fair value based method of accounting for stock-based compensation as required by SFAS No. 123 and SFAS No. 148 "Accounting for the Stock-Based Compensation – Transition and Disclosure" is disclosed below.

	Years Ended October 31,		
	2003	2002	2001
		(In thousands)	
Net income, as reported	$42,887	$55,482	$29,194
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(1,673)	(1,407)	(1,154)
Pro forma net income	$41,214	$54,075	$28,040
Earnings per common share:			
Basic as reported	$ 2.65	$ 3.74	$ 2.18
Basic pro forma	$ 2.55	$ 3.65	$ 2.09
Diluted as reported	$ 2.62	$ 3.52	$ 2.07
Diluted pro forma	$ 2.52	$ 3.43	$ 2.00

Fair value of the options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions.

	Years Ended October 31,		
	2003	2002	2001
Risk-free interest rate	4.49%	3.58%	4.28%
Dividend yield	1.98%	2.01%	3.10%
Volatility factor	50.21%	44.14%	42.87%
Weighted average expected life	9.5 years	5 years	5 years

Principles of Consolidation

The consolidated financial statements include the accounts of Quanex Corporation and its subsidiaries (the "Company" or "Quanex"), all of which are wholly owned. All significant intercompany balances and transactions have been eliminated in consolidation.

Earnings per Share Data

Basic earnings per share excludes dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Scope of Operations

The Company operates primarily in two industry segments: vehicular products and building products. The Company's products include engineered steel bars, coiled aluminum sheet (mill finish and coated), aluminum and steel fabricated products, impact extrusions and hardwood architectural moulding and window and door accessories. The Company's manufacturing operations are conducted primarily in the United States.

Statements of Cash Flows

The Company generally considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Similar investments with original maturities beyond three months are considered short-term investments. For fiscal years 2003, 2002, and 2001, cash paid for income taxes was $10,909,000, $17,666,000 and $11,324,000, respectively. These amounts are before refunds of $527,000, $135,000 and $219,000, respectively. Cash paid for interest for fiscal 2003, 2002, and 2001 was $2,562,000, $13,070,000 and $15,894,000, respectively.

Reclassification

Certain amounts for prior periods have been reclassified in the accompanying consolidated financial statements to conform to fiscal 2003 presentations.

New Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 "Business Combinations". SFAS No. 141 addresses financial accounting and reporting for business combinations. The provisions of this statement apply to all business combinations initiated after June 30, 2001. This statement also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001, or later. The Company followed the guidance of this statement for the business acquisition completed in fiscal 2002. See Note 2.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This statement addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. This statement also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill is no longer amortized, but reviewed for impairment annually, or more frequently if certain indicators arise. The Company adopted this statement on November 1, 2001 for its fiscal year ended October 31, 2002. In accordance with SFAS 142, the Company completed the transitional impairment test of goodwill during the second quarter ended April 30, 2002, which indicated that goodwill was not impaired. The Company again reviewed goodwill for impairment as of August 31, 2002 and 2003, which indicated that goodwill was not impaired. The Company plans to perform this impairment test as of August 31 each year or more frequently if certain indicators arise. The assessments were based on assumptions regarding estimated future cash flows and other factors, including the discount rate. If these estimates or their related assumptions change in the future, because of changes in events and circumstances, the Company may be required to record impairment charges in a future period.

In August 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible, long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred by capitalizing it as part of the carrying amount of the long-lived assets. The Company adopted SFAS No. 143 during fiscal 2003, which did not have a material impact on the Company's financial position, results of operations, or cash flows.

In October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This Statement establishes a single accounting model for the impairment or disposal of long-lived assets. The Company adopted this Statement effective for fiscal 2003. The adoption of SFAS No. 144 did not have any material impact on the Company's financial position, results of operations, or cash flows.

In April 2002, the FASB issued SFAS No. 145 "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". The rescission of Statement 4 is the only portion of this SFAS which currently has an impact on the Company. Under Statement 4, all gains and losses from extinguishment of debt were required to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. SFAS No. 145 eliminates Statement 4. As a result, gains and losses from extinguishment of debt should be classified as extraordinary items only if they meet the criteria in Accounting Principles Board Opinion 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary Unusual and Infrequently Occurring Events and Transactions". The provisions of SFAS No. 145 related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 was encouraged. The Company adopted this pronouncement effective the third quarter ended July 31, 2002 and restated prior periods.

In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities". SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation", to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this statement amends the disclosure requirements of SFAS No. 123 to require prominent disclosure in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company has adopted this statement and included the new disclosure requirements in this report.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities." This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities ("VIE's"), also commonly referred to as special purpose entities ("SPE's"). The objective of this interpretation is to provide guidance on how to identify a VIE and to determine when the assets, liabilities, non-controlling interests, and results of operations of a VIE need to be included in a Company's consolidated financial statements. The provisions of this interpretation became effective upon issuance, with certain provisions applicable for the first interim or annual period beginning after December 15, 2003. As of October 31, 2003, this statement has no effect on the Company as Quanex does not have any VIEs.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 requires certain financial instruments with characteristics of both liabilities and equity to be classified as liabilities. The provisions of SFAS No. 150 are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective in the fourth quarter of the Company's fiscal 2003. The Company's adoption of SFAS No. 150 did not have a material impact on its financial position or results of operations.

2. Acquisitions

Colonial Craft

On February 12, 2002, Quanex completed the purchase of certain assets and assumption of certain liabilities of Ekamar, Inc., formerly known as Colonial Craft, Inc., a Minnesota corporation, through its wholly owned subsidiary, Quanex Windows, Inc., for approximately $17.3 million in cash. Approximately $1.5 million of this purchase price was set aside in an escrow fund for environmental and certain other issues that may arise. No claims were made against this escrow fund, and as such, it has subsequently been released.

The acquired business operates as a wholly owned subsidiary of the Company and has been renamed Colonial Craft, Inc. ("COLONIAL CRAFT"). The acquisition was accounted for as a purchase transaction under SFAS No. 141, and accordingly the tangible assets acquired and liabilities assumed were recorded at their fair value at the date of the acquisition. The results of operations of COLONIAL CRAFT have been included in the consolidated financial statements of Quanex subsequent to the date of acquisition. Pro forma results of operations have not been presented because the effect of the acquisition was not material.

COLONIAL CRAFT is a manufacturer of value-added fenestration related wood products based in Roseville, Minnesota and Luck, Wisconsin (relocating Roseville facility to Mounds View, Minnesota in December 2002). COLONIAL CRAFT manufactures custom wood window accessories with two primary product lines: wood window grilles and hardwood architectural mouldings. COLONIAL CRAFT has become part of the Engineered Products division within the building products business segment. COLONIAL CRAFT provides direct synergy with one of the Company's two core businesses, sharing a similar customer base with Engineered Products.

Within the terms of the purchase agreement, both selling and purchasing parties acknowledged that environmental reports showed evidence of minimal soil contamination at the Luck, Wisconsin facility, one of three COLONIAL CRAFT facilities. During the fiscal quarter ended July 31, 2002, the Company received notification from the Wisconsin Department of Commerce which stated that the residual soil and groundwater contamination was at levels below state regulatory limits and that they had determined that this site does not pose a significant threat to the environment or human health. During the fourth fiscal quarter of 2002, the Company closed the monitoring wells, as required, and received a notification from the Wisconsin Department of Commerce in November 2002 that the site was now listed as "closed".

The following table summarizes the fair values of the assets acquired and liabilities assumed at February 12, 2002 (in thousands).

Current assets	$ 3,806
Property plant and equipment	4,775
Goodwill	7,210
Tradename	2,200
Patents	443
Non-compete agreements	313
Other non-current assets	29
Total assets	$18,776
Current liabilities	$ 1,265
Non-current liabilities	30
Total liabilities	1,295
Investment	17,481
Total liabilities and equity	$18,776

The patents, which were valued at $443 thousand, are being amortized on a straight-line basis over a weighted average period of approximately 11 years. The non-compete agreements valued at $313 thousand are being amortized on the straight-line basis over 5 years. The tradename and goodwill are not subject to amortization, but are evaluated periodically in accordance with SFAS 142.

Goodwill for COLONIAL CRAFT is deductible for tax purposes. The tax basis of goodwill for COLONIAL CRAFT at the date of acquisition was approximately $12 million.

Temroc

On November 30, 2000, Quanex completed the purchase of all of the capital stock of Temroc Metals, Inc., ("Temroc"), a Minnesota corporation, for approximately $22 million in cash. Temroc, as a surviving corporation, became a wholly owned subsidiary of the Company. Goodwill associated with Temroc is approximately $14 million.

Temroc is a leading aluminum extrusion and fabrication company based in Hamel, Minnesota where it manufactures customized aluminum extrusions and fabricated metal products for recreational vehicles, architectural products, electronics and other markets. Temroc has become part of the Company's vehicular segment and will continue to operate as a manufacturer of aluminum extrusions and fabricated metal products.

3. Executive Life Insurance Benefit

During the fiscal year ended October 31, 2003, a former executive of the Company, on whose life the Company held life insurance policies, died. As a result, the Company received life insurance proceeds totaling $6.4 million. Estimates of the cash surrender value of these life insurance policies amounting to $4.3 million were previously recognized in "Other assets" on the financial statements. The excess of the proceeds over the previously recorded cash surrender value amounting to $2.2 million was recognized as a non-taxable benefit on the income statement during the year ended October 31, 2003. The impact to the fiscal year ended October 31, 2003 basic and diluted earnings per share of this benefit was $0.13.

During the fiscal year ended October 31, 2002, another of the Company's former executives, on whose life it held life insurance policies, died. As a result, the Company received life insurance proceeds totaling $26.1 million. Estimates of the cash surrender value of these life insurance policies amounting to $15.9 million were previously recognized in "Other assets" on the financial statements. The excess of the proceeds over the previously recorded cash surrender value and the liability to the beneficiaries of the executive amounting to $9.0 million was recognized as a non-taxable benefit on the income statement during the period ended October 31, 2002. The impact on October 31, 2002 earnings per share of this benefit was $0.61 basic and $0.56 diluted.

4. Goodwill and Acquired Intangible Assets

As of November 1, 2001, the Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer amortized, but is reviewed for impairment annually or more frequently if certain indicators arise. In accordance with SFAS 142, the Company completed the transitional impairment test of goodwill during the second quarter ended April 30, 2002, which indicated that goodwill was not impaired. The Company again reviewed goodwill for impairment as of August 31, 2003 and 2002, which indicated that goodwill was not impaired. The Company plans to perform this annual impairment test as of August 31 each year or more frequently if certain indicators arise.

The carrying amounts of goodwill as of October 31, 2003 and 2002 are as follows (in thousands):

Vehicular Segment	$13,496
Building Products Segment	52,940
Total	$66,436

Intangible assets consist of the following (in thousands):

	As of October 31, 2003	
	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:		
Non-compete Agreements	$ 313	$ 119
Patents	443	82
Total	$ 756	$ 201
Unamortized intangible assets:		
Tradename	$ 2,200	

The aggregate amortization expense for intangible assets for the years ended October 31, 2003 and 2002 is $115 thousand and $86 thousand, respectively. Estimated amortization expense for the next five years follows (in thousands):

Fiscal years ending October 31,	Estimated Amortization
2004	$115
2005	$ 96
2006	$ 86
2007	$ 46
2008	$ 33

The following proforma table compares the three most recent fiscal years as if SFAS No. 142 had been in effect for the entire period (in thousands):

	For the Year Ended October 31,		
	2003	2002	2001
Reported Net income	$42,887	$55,482	$29,194
Add back: Goodwill amortization (net of taxes)	—	—	1,487
Proforma Net income	$42,887	$55,482	$30,681
Basic earnings per share:			
Reported Net income	$ 2.65	$ 3.74	$ 2.18
Goodwill amortization (net of taxes)	—	—	0.11
Proforma earnings per share	$ 2.65	$ 3.74	$ 2.29
Diluted earnings per share:			
Reported Net income	$ 2.62	$ 3.52	$ 2.07
Goodwill amortization (net of taxes)	—	—	0.10
Proforma diluted earnings per share	$ 2.62	$ 3.52	$ 2.17

5. Earnings per Share

The computational components of basic and diluted earnings per share are as follows (shares and dollars in thousands except per share amounts):

	For the Year Ended October 31, 2003		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earnings per share computation	$42,887	16,154	$2.65
Effect of dilutive securities			
Effect of common stock equivalents arising from stock options	—	166	
Effect of common stock held by rabbi trust	—	64	
Diluted earnings per share computation	$42,887	16,384	$2.62

	For the Year Ended October 31, 2002		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earning per share computation	$55,482	14,823	$3.74
Effect of dilutive securities			
Effect of common stock equivalents arising from stock options	—	284	
Effect of common stock held by rabbi trust	—	40	
Effect of conversion of subordinated debentures	1,610	1,090	
Diluted earnings per share computation	$57,092	16,237	$3.52

	For the Year Ended October 31, 2001		
	Numerator (Income)	Denominator (Shares)	Per Share Amount
Basic earnings per share computation	$29,194	13,399	$2.18
Effect of dilutive securities			
Effect of common stock equivalents arising from stock options	—	58	
Effect of common stock held by rabbi trust	—	74	
Effect of conversion of subordinated debentures	2,810	1,895	
Diluted earnings per share computation	$32,004	15,426	$2.07

6. Inventories

Inventories consist of the following:

	October 31,	
	2003	2002
	(In thousands)	
Raw materials	$18,741	$24,307
Finished goods and work in process	51,006	58,108
	69,747	82,415
Other	9,575	8,341
Total	$79,322	$90,756

The values of inventories are based on the following accounting methods:

LIFO	$54,032	$64,269
FIFO	25,290	26,487
Total	$79,322	$90,756

With respect to inventories valued using the LIFO method, replacement cost exceeded the LIFO value by approximately $13,946,000 and $7,884,000 at October 31, 2003 and 2002, respectively.

7. Property Plant and Equipment

Property, plant and equipment consist of the following:

	October 31,	
	2003	2002
	(In thousands)	
Land and land improvements	$ 22,370	$ 22,339
Buildings	126,229	125,510
Machinery and equipment	627,139	609,888
Construction in progress	18,262	16,118
	794,000	773,855
Less accumulated depreciation and amortization	(458,096)	(420,723)
	$335,904	$353,132

The Company had commitments for the purchase or construction of capital assets amounting to approximately $6 million at October 31, 2003.

8. Accrued Liabilities

Accrued liabilities consist of the following:

	October 31,	
	2003	2002
	(In thousands)	
Payroll, payroll taxes and employee benefits	$25,935	$31,127
Accrued contribution to pension funds	2,035	1,518
Interest	175	196
State and local taxes	2,527	3,257
Other	8,537	8,935
	$39,209	$45,033

9. Income Taxes

Income taxes are provided on taxable income at the statutory rates applicable to such income.

Income tax expense consists of the following:

	Years Ended October 31,		
	2003	2002	2001
	(In thousands)		
Current:			
Federal	$14,254	$15,043	$ 8,101
State	1,255	1,410	1,105
	15,509	16,453	9,206
Deferred	7,427	9,679	7,222
Income tax expense	$22,936	$26,132	$16,428

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's net deferred tax liability are as follows:

	October 31,	
	2003	2002
	(In thousands)	
Deferred tax liability:		
Property, plant and equipment	$47,408	$43,794
Other	10,673	11,767
	58,081	55,561
Deferred tax assets:		
Intangibles	10,429	12,680
Postretirement benefit obligation	3,328	3,363
Other employee benefit obligations	6,920	7,004
Environmental accruals	5,898	6,518
Other	2,977	6,088
	29,552	35,653
Net deferred tax liability	28,529	$19,908
Deferred income tax non-current liability	$34,895	$29,210
Deferred tax current assets	(6,366)	(9,302)
Net deferred tax liability	$28,529	$19,908

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes for the following reasons:

	Years Ended October 31,		
	2003	2002	2001
	(In thousands)		
Income tax expense at statutory tax rate	$23,038	$28,565	$15,968
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal effect	1,880	2,339	772
Life insurance benefit	(753)	(3,157)	—
Goodwill	—	—	664
Other items, net	(1,229)	(1,615)	(976)
	$22,936	$26,132	$16,428

The Company reached a settlement with the Internal Revenue Service with respect to the audit of certain portions of fiscal years 1997, 1998 and 1999. The Company currently has a case in Tax Court regarding the disallowance of a capital loss realized in 1997.

During 2003, the Company made tax payments of $503,000 related to the 1999 audit. Adequate provision had been made in prior years and the Company believes the outcome of these tax matters will not have a material impact on its financial position or results of operations.

10. Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	October 31,	
	2003	2002
	(In thousands)	
"Bank Agreement" Revolver	$10,000	$65,000
Convertible subordinated debentures redeemed June 12, 2002	—	—
Industrial Revenue and Economic Development Bonds, unsecured, principle due in the years 2005 and 2010, bearing interest ranging from 6.50% to 8.375%	1,665	1,665
State of Alabama Industrial Development Bonds	3,450	3,800
Scott County, Iowa Industrial Waste Recycling Revenue Bonds	2,200	2,400
Temroc Industrial Development Revenue Bonds	2,228	2,425
Other	227	275
	$19,770	$75,565
Less maturities due within one year included in current liabilities	3,877	434
	$15,893	$75,131

Current Bank Agreement

In November 2002, the Company entered into a secured $200 million Revolving Credit Agreement ("Bank Agreement"). The Bank Agreement is secured by all Company assets, excluding land and buildings. The current Bank Agreement expires November 2005 and provides for up to $25 million for standby letters of credit, limited to the undrawn amount available under the current Bank Agreement. All borrowings under the current bank agreement bear interest, at the option of the Company, at either (a) the prime rate or federal funds rate plus one percent, whichever is higher, or (b) a Eurodollar based rate. The weighted average interest rate on borrowings under this agreement was 2.07% for 2003. The current Bank Agreement requires facility fees, which are not significant, maintenance of certain financial ratios and maintenance of a minimum consolidated tangible net worth. As of October 31, 2003, the company was in compliance with all current Bank Agreement covenants.

On December 19, 2003, subsequent to their fiscal 2003 year end, Quanex executed an agreement with their credit facility banks to increase the Bank Agreement revolver to $310 million to provide funds necessary for the North Star and TruSeal acquisitions, as detailed in Note 19.

Previous Bank Agreement "Revolver"

In July 1996, the Company entered into an unsecured $250 million Revolving Credit and Term Loan Agreement ("Bank Agreement"). At October 31, 2002 and 2001, this Bank Agreement consisted of a revolving line of credit ("Revolver") under which the Company had $65 and $140 million, respectively, in borrowings. The weighted average interest rates on borrowings under the Revolver were 2.64% and 6.03% in 2002 and 2001, respectively. This Bank Agreement was replaced with a new Bank Agreement which is described above. The intent and ability to refinance the outstanding balance on this bank agreement on a long-term basis was evidenced by the signing of the new bank agreement in November 2002. Therefore, the outstanding balance under the previous bank agreement revolver was classified as non-current as of October 31, 2002.

Convertible Subordinated Debentures

On June 30, 1995, the Company exercised its right under the terms of its Cumulative Convertible Exchangeable Preferred Stock to exchange such stock for the 6.88% Convertible Subordinated Debentures due June 30, 2007 ("Debentures"). Interest was payable semi-annually on June 30 and December 31 of each year. The Debentures were subordinate to all senior indebtedness of the Company and were convertible, at the option of the holder, into shares of the Company's common stock at a conversion price of $31.50 per share.

During fiscal 2001 and 2000, respectively, the Company accepted unsolicited block offers to buy back $4.6 and $10.4 million, respectively, principal amount of its Convertible Subordinated Debentures.

On May 9, 2002, the Company announced that it would redeem the remaining $58.7 million principal amount of its 6.88% Convertible Subordinated Debentures. The Company set a redemption date of June 12, 2002 for all debentures outstanding. The redemption price was 100.688% of the principal amount plus accrued interest to the redemption date. Holders of the debentures had the right, as an alternative to redemption, to convert the debentures into shares of common stock of Quanex Corporation at a conversion price of $31.50 per share of common stock. The right to convert the debentures expired at the close of business on June 5, 2002. As of June 5, 2002, $57.4 million aggregate principal amount of the subordinated debentures were converted to 1.8 million shares of Company stock and $1.3 million of the subordinated debentures were redeemed on June 12, 2002.

As a result of the redemption of the subordinated debentures, a loss of $930 thousand was recognized in fiscal 2002 due to the early extinguishment of debt. This loss resulted from the write-off of the remaining debt issuance costs associated with the subordinated debentures, as well as the .688% premium paid on the $1.3 million of debentures, which were redeemed. In accordance with SFAS No. 145, this loss was classified as ordinary instead of an extraordinary item, net of tax.

Other Debt Instruments

The State of Alabama Industrial Development Bonds were assumed as part of the Nichols Aluminum Alabama acquisition. These bonds mature August 1, 2004 with interest payable monthly. The bonds bear interest at the weekly interest rate as determined by the remarketing agent under then prevailing market conditions to be the minimum interest rate, which, if borne by the bonds on the effective date of such rate, would enable the remarketing agent to sell the bonds on such business day at a price (without regard to accrued interest) equal to the principal amount of the bonds. The interest rate, however, may not exceed 13% per annum. Interest rates during the year ended October 31, 2003 ranged from 0.90% to 2.05%. These bonds are secured by a Letter of Credit.

On June 1, 1999, the Company borrowed $3 million through Scott County, Iowa Variable Rate Demand Industrial Waste Recycling Revenue Bonds Series 1999. The bonds require 15 annual principal payments of $200 thousand beginning on July 1, 2000. The variable interest rate is established by the remarketing agent based on the lowest weekly rate of interest that would permit the sale of the bonds at par, on the basis of prevailing financial market conditions. Interest is payable on the first business day of each calendar month. Interest rates on these bonds during fiscal 2003 have ranged from 1.00% to 2.10%. These bonds are secured by a Letter of Credit.

The Temroc Industrial Development Revenue Bonds were obtained as part of the acquisition of Temroc. These bonds are due in annual installments through October 2012. Interest is payable semi-annually at fixed rates from 4.5% to 5.6% depending on maturity (average rate of 5.1% over the term of the bonds). These bonds are secured by a mortgage on Temroc's land and building.

Aggregate maturities of long-term debt at October 31, 2003, are as follows (in thousands):

2004	$ 3,877
2005	429
2006	10,479
2007	451
2008	460
Thereafter	4,074
	$19,770

11. Pension Plans and Other Postretirement Benefits

The Company has a number of retirement plans covering substantially all employees. The Company provides both defined benefit and defined contribution plans. In general, the plant or location of his/her employment determines an employee's coverage for retirement benefits.

Defined Benefit Plans:

The single employer defined benefit pension plans pay benefits to employees at retirement using formulas based upon years of service and either compensation rates near retirement or a flat dollar multiplier, as applicable. The Company's funding policy is generally to make the minimum annual contributions required by applicable regulations. In fiscal 2002, the Company made the maximum income tax deductible contribution amount allowed. The Company has until July 15, 2004, to make its 2003 contribution. The plans invest primarily in marketable equity and debt securities.

The Company also provides certain healthcare and life insurance benefits for eligible retired employees employed prior to January 1, 1993. Certain employees may become eligible for those benefits if they reach normal retirement age while working for the Company. The Company continues to fund benefit costs on a pay-as-you-go basis. For fiscal year 2003, the Company made benefit payments totaling $445,000, compared to $458,000, and $411,000 in fiscal 2002 and 2001, respectively.

A reconciliation of the beginning benefit obligation to the ending benefit obligation follows:

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2003	2002	2003	2002
	(In thousands)			
Benefit obligation at beginning of year	$43,583	$37,151	$8,434	$7,321
Service cost	2,915	2,170	100	101
Interest cost	2,922	2,617	417	560
Amendments	487	19	—	(25)
Actuarial loss (gain)	4,112	2,734	(1,613)	935
Benefits paid	(1,021)	(743)	(445)	(458)
Administrative expenses	(482)	(365)	—	—
Benefit obligation at end of year	$52,516	$43,583	$6,893	$8,434

A reconciliation of the beginning fair value of plan assets to the ending fair value of plan assets follows:

	Pension Benefits	
	October 31,	
	2003	2002
	(In thousands)	
Fair value of plan assets at beginning of year	$28,427	$22,760
Actual return (loss) on plan assets	4,429	(1,407)
Employer contributions	1,518	8,182
Benefits paid	(1,021)	(743)
Administrative expenses	(482)	(365)
Fair value of plan assets at end of year	$32,871	$28,427

A reconciliation of the funded status of the plans with the amounts recognized in the accompanying balance sheets is set forth below:

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2003	2002	2003	2002
	(In thousands)			
Funded status	$(19,645)	$(15,156)	$(6,893)	$(8,434)
Unrecognized transition asset	(158)	(268)	—	—
Unrecognized prior service cost	1,599	1,305	(537)	(595)
Unrecognized net loss (gain)	15,405	13,953	(385)	1,131
Other	5	5	(30)	(30)
Accrued benefit cost	$ (2,794)	$ (161)	$(7,845)	$(7,928)
Amounts recognized in the Balance Sheet:				
Deferred benefit credit	$ (8,323)	$ (4,960)	$(7,845)	$(7,928)
Accrued contribution to pension	(2,035)	(1,518)	—	—
Intangible asset	1,599	1,305	—	—
Accumulated other comprehensive income	5,965	5,012	—	—
Accrued benefit cost	$ (2,794)	$ (161)	$(7,845)	$(7,928)

Below is data related to pension plans in which the accumulated benefit obligation exceeds plan assets.

	Pension Benefits		Postretirement Benefits	
	October 31,			
	2003	2002	2003	2002
	(In thousands)			
Accumulated benefit obligation	$43,234	$34,910	$6,893	$8,434
Fair value of plan assets	32,871	28,427	—	—

Below are the assumptions used.

	Pension Benefits			Postretirement Benefits		
	October 31,					
	2003	2002	2001	2003	2002	2001
	(In thousands)					
Discount rate	6.25%	6.75%	7.25%	6.25%	6.75%	7.25%
Expected return on plan assets	8.50%	8.50%	10.00%	—	—	—
Rate of compensation increase	4.00%	4.00%	4.00%	—	—	—

The assumed health care cost trend rate was 9.00% in 2003, decreasing uniformly to 4.50% in the year 2009 and remaining level thereafter. If the health care cost trend rate assumptions were increased by 1%, the accumulated postretirement benefit obligation as of October 31, 2003 would be increased by 1.95%. The effect of this change on the sum of the service cost and interest cost would be an increase of 1.37%. If the health care cost trend rate assumptions were decreased by 1%, the accumulated postretirement benefit obligation as of October 31, 2003 would be decreased by 1.76%. The effect of this change on the sum of the service cost and interest cost would be a decrease of 1.21%.

Net pension costs for the single employer defined benefit pension plans were as follows:

	Years Ended October 31,		
	2003	2002	2001
	(In thousands)		
Service Cost	$ 2,915	$ 2,170	$ 1,976
Interest cost	2,922	2,617	2,450
Expected return on plan assets	(2,444)	(2,044)	(2,421)
Amortization of unrecognized transition asset	(111)	(111)	(111)
Amortization of unrecognized prior service cost	193	163	109
Amortization of unrecognized net loss	677	263	—
Other	—	(2)	—
Net periodic pension cost	$ 4,152	$ 3,056	$ 2,003

Net periodic costs for the postretirement benefit plans other than pensions were as follows:

	Years Ended October 31,		
	2003	2002	2001
	(In thousands)		
Net periodic postretirement benefit cost:			
Service cost	$100	$102	$100
Interest cost	417	560	521
Net amortization and deferral	(155)	(54)	(65)
Net periodic postretirement benefit cost	$362	$608	$556

Defined Contribution Plans:

The Company has various defined contribution plans in effect for certain eligible employees. The Company makes contributions to the plans subject to certain limitations outlined in the plans. Contributions to these plans were approximately $5,451,000, $5,456,000, and $4,696,000 during fiscal 2003, 2002, and 2001, respectively.

Other:

Quanex has a Supplemental Benefit Plan covering certain key officers of the Company. Earned vested benefits under the Supplemental Benefit Plan were approximately $745,000, $2,234,000 and $5,456,000 at October 31, 2003, 2002 and 2001, respectively. These benefits are funded with life insurance policies purchased by the Company.

12. Industry Segment Information

The Company reports segment information in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information". SFAS No. 131 requires that the Company disclose certain information about its operating segments where operating segments are defined as "components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance". Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.

Beginning in 2002, Quanex began reporting under these two market focused segments. The vehicular products segment is comprised of MACSTEEL, Piper Impact and Temroc. The building products segment is comprised of Engineered Products and Nichols Aluminum. Corporate and other will include corporate office charges, intersegment eliminations and LIFO inventory adjustments.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies, with the exception of the inventory valuation method. Quanex measures its inventory at the segment level on a FIFO basis, however at the consolidated Quanex level, the majority of the inventory is measured on a LIFO basis. See Note 6 to the financial statements for more information. The Company accounts for intersegment sales and transfers as though the sales or transfers were to third parties, that is, at current market prices.

For the years ended October 31, 2003, 2002 and 2001, no one customer represented 10% or more of the consolidated net sales of the Company.

	For the Years Ended October 31,		
	2003	2002	2001
	($ in thousands)		
Net Sales			
Vehicular Products[3]	$ 468,506	$ 459,531	$ 439,307
Building Products[4]	562,709	534,856	485,046
Corporate and Other[1]	—	—	—
Consolidated	$1,031,215	$ 994,387	$ 924,353
Operating Income (Loss):			
Vehicular Products[3]	$ 48,208	$ 57,606	$ 47,466
Building Products[4]	35,648	37,985	23,662
Corporate & Other[1]	(20,061)	(12,291)	(13,812)
Consolidated	$ 63,795	$ 83,300	$ 57,316
Depreciation and Amortization:			
Vehicular Products[3]	$ 29,573	$ 27,849	$ 25,905
Building Products[4]	16,152	15,492	17,061
Corporate & Other[1]	690	646	944
Consolidated	$ 46,415	$ 43,987	$ 43,910
Capital Expenditures:[2]			
Vehicular Products[3]	$ 14,497	$ 22,931	$ 47,234
Building Products[4]	14,253	11,464	8,241
Corporate & Other[1]	138	118	165
Consolidated	$ 28,888	$ 34,513	$ 55,640
Identifiable Assets:			
Vehicular Products[3]	$ 350,767	$ 363,559	$ 362,442
Building Products[4]	278,629	283,475	269,387
Corporate & Other[1]	36,467	42,106	65,802
Consolidated	$ 665,863	$ 689,140	$ 697,631
Goodwill, Net			
Vehicular Products	$ 13,496	$ 13,496	$ 13,496
Building Products	52,940	52,940	45,730
	$ 66,436	$ 66,436	$ 59,226

(1) Included in "Corporate and Other" are intersegment eliminations, corporate expenses and LIFO inventory adjustments.

(2) Includes capitalized interest.

(3) Fiscal 2001 results include Temroc operations since the acquisition date of November 30, 2000. See Note 2 to the financial statements.

(4) Fiscal 2002 results include COLONIAL CRAFT operations since the acquisition date of February 12, 2002. See Note 2 to the financial statements.

Net Sales by Product Information	Years Ended October 31,		
	2003	2002	2001
	(In thousands)		
Net Sales			
Engineered Steel Bars	$ 393,505	$365,393	$330,692
Aluminum Mill Sheet Products	406,287	383,864	361,660
Window and Door Components	156,422	150,992	123,386
Extruded and Fabricated Products	75,001	94,138	108,615
Total	$1,031,215	$994,387	$924,353

Geographic Information	Years Ended October 31,		
	2003	2002	2001
	(In thousands)		
Net Sales			
United States	$ 956,669	$930,734	$870,163
Mexico	22,151	19,242	16,148
Canada	37,611	32,797	26,176
Asian countries	9,917	7,882	7,128
European countries	4,168	3,533	4,315
Other foreign countries	699	199	423
Total	$1,031,215	$994,387	$924,353

Net sales by geographic region is attributed to countries based on the location of the customer. Operations of the Company and all identifiable assets are located in the United States.

13. Preferred Stock Purchase Rights

The Company declared a dividend in 1986 of one Preferred Stock Purchase Right (a "Right") on each outstanding share of its common stock. This action was intended to assure that all shareholders would receive fair treatment in the event of a proposed takeover of the Company. On April 26, 1989, the Company amended the Rights to provide for additional protection to shareholders and to provide the Board of Directors of the Company with needed flexibility in responding to abusive takeover tactics. On April 15, 1999, the Second Amended and Restated Rights Agreement went into effect. Each Right, when exercisable, entitles the holder to purchase 1/100th of a share of the Company's Series A Junior Participating Preferred Stock at an exercise price of $90. Each 1/100th of a share of Series A Junior Participating Preferred Stock will be entitled to a dividend equal to the greater of $.01 or the dividend declared on each share of common stock, and will be entitled to 1/100th of a vote, voting together with the shares of common stock. The Rights will be exercisable only if, without the Company's prior consent, a person or group of persons acquires or announces the intention to acquire 20% or more of the Company's common stock. If the Company is acquired through a merger or other business combination transaction, each Right will entitle the holder to purchase $120 worth of the surviving company's common stock for $90. Additionally, if someone acquires 20% or more of the Company's common stock, each Right, not owned by the 20% or greater shareholder, would permit the holder to purchase $120 worth of the Company's common stock for $90. The Rights are redeemable, at the option of the Company, at $.02 per Right at any time until ten days after someone acquires 20% or more of the common stock. The Rights expire April 15, 2009.

As a result of the Rights distribution, 150,000 of the 1,000,000 shares of authorized Preferred Stock were reserved for issuance as Series A Junior Participating Preferred Stock.

14. Stock Repurchase Program and Treasury Stock

In December 1999, Quanex announced that its Board of Directors approved a program to repurchase up to 2 million shares of the Company's common stock in the open market or in privately negotiated transactions. During the fiscal year ended October 31, 2001, the Company repurchased 119,000 shares at a cost of $2.2 million. The cost of treasury shares of $12.7 million at October 31, 2001 was reflected as a reduction of stockholders' equity in the balance sheet.

The stock purchase program was suspended and no treasury shares were purchased during fiscal 2002. A majority of the 633,935 shares held in treasury at October 31, 2001 were reissued through stock option exercises or other compensation plans during fiscal 2002, leaving no shares in treasury as of October 31, 2002.

On December 5, 2002, the Board of Directors approved another program to purchase up to a total of 1 million shares of its common stock in the open market or in privately negotiated transactions. During the year ended October 31, 2003, the Company repurchased 438,600 shares at a cost of approximately $13.5 million. These shares were placed in treasury. During the year ended October 31, 2003, 161,677 of these shares were used for the exercise of options. There are currently 294,803 shares in treasury stock with a remaining carrying value of approximately $9.2 million.

15. Restricted Stock and Stock Option Plans

Key Employee and Non-Employee Director Plans:

The Company has restricted stock and stock option plans which provide for the granting of common shares or stock options to key employees and non-employee directors.

Restricted Stock Plans

Under the Company's restricted stock plans, common stock may be awarded to key employees, officers and non-employee directors. The recipient is entitled to all of the rights of a shareholder, except that during the forfeiture period the shares are nontransferable. The awards vest over a specified time period. Upon issuance of stock under the plan, unearned compensation equal to the market value at the date of grant is charged to stockholders' equity and subsequently amortized to expense over the restricted period. There were 3,000, 0 and 44,000 restricted shares granted in 2003, 2002 and 2001, respectively. The amount charged to compensation expense in 2003, 2002 and 2001 was $294,000, $479,000 and $368,000, respectively, relating to amortization of restricted stock granted in 2003 and prior years. In December 2003, subsequent to the fiscal year ended October 31, 2003, the Company granted 23,800 restricted shares to certain officers and directors.

Stock Option Plans

Under the Company's option plans, options are granted at prices determined by the Board of Directors which may not be less than the fair market value of the shares at the time the options are granted. Unless otherwise provided by the Board at the time of grant, options become exercisable in one-third increments maturing cumulatively on each of the first through third anniversaries of the date of grant and must be exercised no later than ten years from the date of grant. Effective December 5, 2002, the 1996 Employee Plan (the "1996 Plan") was amended to add non-employee Directors as eligible participants under that plan. This amendment also increased the number of shares available for options and restricted stock awards under the 1996 Plan by

1,200,000 shares. There were 1,348,633, 391,597 and 388,145 shares available for granting of options at October 31, 2003, 2002, and 2001, respectively. The exercise price for the outstanding options as of October 31, 2003 range from $18.19 to $40.05 per share.

Stock option transactions for the three years ended October 31, 2003, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 2000	1,139,546	1,622,103	$22
Granted		382,000	24
Exercised		(70,048)	20
Cancelled		(23,751)	21
Balance at October 31, 2001	1,291,129	1,910,304	$23
Granted		15,000	36
Exercised		(1,085,250)	23
Cancelled/Lapsed		(18,452)	22
Balance at October 31, 2002	489,366	821,602	$23
Granted		285,500	32
Exercised		(180,936)	22
Cancelled/Lapsed		(45,536)	27
Balance at October 31, 2003	504,535	880,630	$25

In November and December 2003, subsequent to the fiscal year ended October 31, 2003, the Company granted 173,100 options to certain officers and employees at an average exercise price of $39.60 per share.

Non-Employee Director Plans:

The Company has various non-employee Director plans, which are described below:

1987 Non-Employee Directors Plan

The Company's 1987 Non-employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate amount of 100,000 shares of common stock. The plan provides that each non-employee Director and each future non-employee Director, as of the first anniversary of the date of his/her election as a Director of the Company, will be granted an option to purchase 10,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of the grant. During 1998, the Board of Directors passed a resolution, which reduced the number of options to be granted from 10,000 to 6,000.

Options become exercisable in one-third increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant. No options may be granted under the plan after June 22, 1997. There were no shares available for granting of options at October 31, 2003, 2002, or 2001. The exercise price of the all of the shares outstanding as of October 31, 2003 was $19.88. Stock option transactions for the three years ended October 31, 2003, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 2000	20,000	20,000	$20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2001	20,000	20,000	$20
Granted		—	—
Exercised		(15,000)	20
Cancelled		—	—
Balance at October 31, 2002	5,000	5,000	$20
Granted		—	—
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2003	5,000	5,000	$20

1989 Non-Employee Directors Plan

The Company's 1989 Non-employee Directors stock option plan provides for the granting of stock options to non-employee Directors to purchase up to an aggregate of 210,000 shares of common stock. Each non-employee Director as of December 6, 1989 was granted an option to purchase 3,000 shares of common stock at a price per share of common stock equal to the fair market value of the common stock as of the date of grant. Also, each non-employee Director who is a director of the Company on any subsequent October 31, while the plan is in effect and shares are available for the granting of options hereunder, shall be granted on such October 31, an option to purchase 3,000 shares of common stock at a price equal to the fair market value of the common stock as of such October 31. During 1998, the Board of Directors passed a resolution, which decreased the number of options to be granted annually as prescribed above from 3,000 to 2,000. Options become exercisable at any time commencing six months after the grant and must be exercised no later than 10 years from the date of grant. No option may be granted under the plan after December 5, 1999. There were no shares available for granting of options at October 31, 2003, 2002 or 2001. The exercise price of the options outstanding as of October 31, 2003 ranged from $16.88 to $28.50.

Stock option transactions for the three years ended October 31, 2003, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 2000	135,000	135,000	$23
Granted		—	—
Exercised		(14,000)	20
Cancelled		(6,000)	22
Balance at October 31, 2001	115,000	115,000	$24
Granted		—	—
Exercised		(51,000)	23
Cancelled		(3,000)	19
Balance at October 31, 2002	61,000	61,000	$25
Granted		—	—
Exercised		(11,000)	22
Cancelled		—	—
Balance at October 31, 2003	50,000	50,000	$25

1997 Non-Employee Directors Plan

The Company's 1997 Non-Employee Directors stock option plan provided for the granting of stock options to non-employee Directors to purchase up to an aggregate of 400,000 shares of common stock. On December 5, 2002, the Company elected to terminate future grants of options under this plan. There were two types of grants under this plan which are described as follows:

Automatic Annual Grants

While this plan was in effect and shares were still available for the granting of options hereunder, each non-employee Director who was a director of the Company on October 31 and who had not received options under the 1989 Non-Employee Director plan would be granted on such October 31, an option to purchase such number of shares of common stock as is determined by the Board of Directors at a price equal to the fair market value of the common stock as of such October 31. These options are exercisable in full immediately upon the date of grant.

New Director Grants

While this plan was in effect and shares were still available for the granting of options hereunder, there would be granted to each non-employee Director who was not granted an option under the 1987 Non-Employee Director Stock Option Plan as of the date upon which such director shall have continuously served as a director of the Company for a period of one year an option to purchase such number of Quanex Corporation shares of stock as is determined by the Board of Directors. These Plan options become exercisable in one-third increments maturing cumulatively on each of the first through third anniversaries of the date of the grant and must be exercised no later than 10 years from the date of grant.

There were 0, 332,000 and 350,000 shares available for granting of options at October 31, 2003, 2002 and 2001, respectively. The exercise price of the options outstanding as of October 31, 2003 ranged from $18.25 to $35.85. Stock option transactions for the three years ended October 31, 2003, were as follows:

	Shares Exercisable	Shares Under Option	Average Price Per Share
Balance at October 31, 2000	25,333	36,000	$21
Granted		14,000	26
Exercised		—	—
Cancelled		—	—
Balance at October 31, 2001	44,666	50,000	$22
Granted		18,000	36
Exercised		(15,000)	21
Cancelled		—	—
Balance at October 31, 2002	47,000	53,000	$27
Granted		—	—
Exercised		(6,000)	18
Cancelled		—	—
Balance at October 31, 2003	43,000	47,000	$28

16. Financial Instruments and Risk Management

Effective November 1, 2000, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 138, which requires the Company to measure all derivatives at fair value and to recognize them in the balance sheet as an asset or liability, depending on the Company's rights or obligations under the applicable derivative contract. If certain conditions are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, (b) a hedge of the exposure to variable cash flows of a forecasted transaction, or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation.

In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as "derivatives") and for hedging activities under SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities". The provisions of this statement are effective for contracts entered into or modified after June 30, 2003, with certain exceptions. The Company does not anticipate any material impact on the Company's financial position, results of operations, or cash flows as a result of adoption.

Metal Exchange Forward Contracts

The Company's aluminum mill sheet products segment, Nichols Aluminum, uses various grades of aluminum scrap as well as prime aluminum ingot as a raw material for its manufacturing process. The price of this aluminum raw material is subject to fluctuations due to many factors in the aluminum market. In the normal course of business, Nichols Aluminum enters into firm price sales commitments with its customers. In an effort to reduce the risk of fluctuating raw material prices, the Company enters into firm price raw material purchase commitments (which are designated as "normal purchases" under SFAS No. 133) as well as forward contracts on the London Metal Exchange ("LME"). The Company's risk management policy as it relates to these LME contracts is to enter into contracts to cover the raw material needs of the Company's committed sales orders, net of fixed price purchase commitments.

Through the use of firm price raw material purchase commitments and LME contracts, the Company intends to protect gross margins from the effects of changing prices of aluminum. To the extent that the raw material costs factored into the firm price sales commitments are matched with firm price raw material purchase commitments, changes in aluminum prices should have no effect on the Company. Where firm price sales commitments are matched with LME contracts, the Company is subject to the ineffectiveness of LME contracts to perfectly hedge raw material prices.

The Company grouped LME contracts into two types: customer specific and non-customer specific. The customer specific contracts have been designated as cash flow hedges of forecasted aluminum raw material purchases in accordance with SFAS No. 133. The non-customer specific LME contracts that were used to manage or balance the raw material needs were designated as hedges and, therefore, did not receive hedge accounting under SFAS No. 133. Both types of contracts were measured at fair market value on the balance sheet.

The Company adopted SFAS No. 133 effective November 1, 2000 recording a derivative liability of $372 thousand representing the fair value of these contracts as of that date. A corresponding amount, net of taxes of $145 thousand, was recorded in other comprehensive income.

At October 31, 2001, open LME contracts covered notional volumes of 45.4 million pounds and had a fair value net loss of approximately $1.8 million, which was recorded as part of other current and non-current assets and liabilities in the financial statements. During the years ended October 31, 2003 and 2002, Nichols Aluminum primarily used firm price raw material purchase commitments instead of LME forward contracts to lock in raw material prices. At October 31, 2002, the Company had no open LME forward contracts and therefore no asset or liability associated with metal exchange derivatives. At October 31, 2003, two open LME contracts covered notional volumes of 1.3 million pounds and had a fair value net loss of approximately $46 thousand, which was recorded as part of other current assets and other current liabilities in the financial statements.

The effective portion of the gains and losses related to the customer specific forward LME contracts designated as hedges are reported in other comprehensive income. These gains and losses are reclassified into earnings in the periods in which the related inventory is sold. Gains and losses on these customer specific hedge contracts, including amounts related to hedge ineffectiveness, are reflected in "Cost of sales" in the income statement. For the years ended October 31, 2003, 2002 and 2001, net gains of $14 thousand, $136 thousand and a net loss of $283 thousand, respectively, were recognized in "Cost of sales" representing the amount of the hedges' ineffectiveness. No components of these gains and losses were excluded from the assessment of hedge effectiveness. Additionally, no hedge contracts were discontinued due to the determination that the original forecasted transaction would not occur. Accordingly, there was no income statement impact related to that action.

The entire amount of gains and losses of the non-customer specific forward LME contracts not designated as hedges were reflected in "Cost of sales" in the income statement in the period in which they occurred. These gains and losses included the changes in fair market value during the period for all open and closed contracts.

Interest Rate Swap Agreements

In fiscal 1996, the Company entered into interest rate swap agreements, which effectively converted $100 million of its variable rate debt under the Bank Agreement Revolver to fixed rate. The Company's risk management policy related to these swap agreements is to hedge the exposure to interest rate movements on a portion of its long-term debt. Under the swap agreements, payments are made based on a fixed rate ($50 million at 7.025% and $50 million at 6.755%) and received on a LIBOR based variable rate (1.82% at October 31, 2002). Differentials to be paid or received under the agreements are recognized as interest expense. The agreements matured in 2003. The Company has designated the interest rate swap agreements as cash flow hedges of future interest payments on its variable rate debt under the Bank Agreement Revolver.

Accounting before adoption of SFAS No. 133: Prior to the adoption of SFAS No. 133 on November 1, 2000, hedging gains and losses were included in "Interest Expense" in the income statement based on the quarterly swap settlement.

Accounting after adoption of SFAS No. 133: On November 1, 2000, the Company recorded a derivative liability of $918 thousand, representing the fair value of the swaps as of that date. A corresponding amount, net of income taxes of $358 thousand, was recorded to other comprehensive income.

The fair value of the swaps as of October 31, 2003, 2002 and 2001 was $0, a loss of $4.0 million and a loss of $7.3 million, respectively, which is recorded in other current liabilities. Gains and losses related to the swap agreements will be reclassified into earnings in the periods in which the related hedged interest payments are made. Gains and losses on these agreements, including amounts recorded related to hedge ineffectiveness, are reflected in "Interest expense" in the income statement. Net losses of $157 thousand, $386 thousand and $730 thousand, were recorded as interest expense in the years ended October 31, 2003, 2002 and 2001, respectively, representing the amount of the hedge's ineffectiveness. No components of the swap instruments' losses were excluded from the assessment of hedge effectiveness.

Discontinuance of cash flow hedge: Based on future cash flow projections that were prepared during the second fiscal quarter period ended April 30, 2002, it was determined that it was probable that the Company would pay down its variable rate debt under the Bank Agreement Revolver to approximately $65 million by the end of this fiscal year. Based on these projections, a portion of the future projected cash flow being hedged (interest payments) would not occur. Therefore, during the period ended April 30, 2002, the Company discontinued hedge accounting under SFAS 133 for $35 million of the interest swap agreement and reclassified the related portion of other comprehensive income, a loss of $1.3 million to interest expense. Additionally, during the fourth fiscal quarter ended October 31, 2002, the timing of the finalization of the new bank agreement was determined.

With the execution of the Bank Agreement in November 2002, the interest rate swaps no longer qualified as a hedge. As a result, the Company discontinued hedge accounting under SFAS No. 133 on the swaps after the effective date of the Bank Agreement and reclassified the related portion of other comprehensive income ($2.1 million) to interest expense in the fiscal quarter and year ended October 31, 2002.

The interest rate swap agreements were effective until July 29, 2003 and the final interest settlement payment was made at that time. As of October 31, 2003, there were no open swap agreement contracts and therefore no asset or liability reflected on the balance sheet. A net loss of $2 thousand was recorded in interest expense in the year ended October 31, 2003, representing the change in the fair market value of the swap agreements since October 31, 2002.

Other Financial Assets and Liabilities

The fair values of the Company's financial assets approximate the carrying values reported on the consolidated balance sheet. The fair value and carrying value of long-term debt was $19.8 million and $75.6 million, as of October 31, 2003 and 2002, respectively. The fair value of long-term debt was based on the quoted market price, recent transactions, or based on rates available to the Company for instruments with similar terms and maturities.

17. Leases

Quanex has operating leases for certain real estate and equipment. Rental expense for the years ended October 31, 2003, 2002 and 2001 was $2.2 million, $2.2 million and $2.1 million, respectively.

Future minimum payments as of October 31, 2003, by year and in the aggregate under operating leases having non-cancelable lease terms in excess of one year were as follows (in thousands):

	Operating Leases
2004	$2,063
2005	1,522
2006	1,176
2007	1,012
2008	648
Thereafter	462
Total	$6,883

18. Contingencies

Quanex is subject to loss contingencies arising from federal, state, and local environmental laws. Environmental expenditures are expensed or capitalized depending on their future economic benefit. The Company accrues its best estimates of its remediation obligations and adjusts such accruals as further information and circumstances develop. Those estimates may change substantially depending on information about the nature and extent of contamination, appropriate remediation technologies, and regulatory approvals. Costs of future expenditures for environmental remediation are not discounted to their present value. When environmental laws might be deemed to impose joint and several liability for the costs of responding to contamination, the Company accrues its allocable share of liability taking into account the number of companies participating, their ability to pay their shares, the volumes and nature of the wastes involved, the nature of anticipated response actions, and the nature of the Company's alleged connections. It is management's opinion that the Company has established appropriate reserves for environmental remediation obligations at several of its plant sites and disposal facilities. Those amounts are not expected to have a material adverse effect on the Company's financial condition. Total remediation reserves, at October 31, 2003, were approximately $16.8 million. These reserves include, without limitation, the Company's best estimate of liabilities related to costs for further investigations, environmental remediation, and corrective actions related to the acquisition of

Piper Impact, the acquisition of Nichols Aluminum Alabama and the Company's former Tubing Operations. Actual cleanup costs at the Company's current plant sites, former plants, and disposal facilities could be more or less than the amounts accrued for remediation obligations. Because of uncertainties as to the extent of environmental impact and concurrence of governmental authorities, it is not possible at this point to reasonably estimate the amount of any obligation for remediation in excess of current accruals that would be material to Quanex's financial statements because of uncertainties as to the extent of environmental impact and concurrence of governmental authorities.

From time to time, the Company and its subsidiaries are involved in various litigation matters arising in the ordinary course of their business. Although the ultimate resolution and impact of such litigation on the Company is not presently determinable, the Company's management believes that the eventual outcome of such litigation will not have a material adverse effect on the overall financial condition or results of operations of the Company.

19. SUBSEQUENT EVENTS

On September 30, 2003 the Company announced that it signed a definitive purchase agreement with North Star Steel, a subsidiary of Cargill, Incorporated, to purchase the net assets of North Star's Monroe, Michigan based manufacturing facility in a cash transaction. The Company expects to close the transaction during its fiscal quarter ending January 31, 2004. North Star Steel - Monroe, located in Monroe, Michigan, is a scrap-based mini-mill producer of special bar quality and engineered steel bars primarily serving the light vehicle and heavy-duty truck markets. The facility, with revenues of approximately $175 million, can produce over 500,000 tons of bars in diameters from 0.5625" to 3.25". The facility employs approximately 380 employees. The operation will become part of Quanex's vehicular products segment and will be renamed MACSTEEL Monroe.

On November 21, 2003 the Company announced that it had signed a definitive purchase agreement to purchase the stock of TruSeal Technologies, Inc., in a cash transaction. The Company expects to close the transaction during its fiscal quarter ending January 31, 2004. TruSeal, headquartered in Beachwood, Ohio, manufactures and markets a full line of patented, flexible insulating glass spacer systems and sealants for wood, vinyl and aluminum windows. The product separates and seals glass within the window frame and acts as a thermal barrier to conserve energy. TruSeal's revenue for calendar year 2003 is expected to be approximately $80 million and they employ about 300 employees. The operation will become part of Quanex's building products segment.

These acquisitions will be financed through borrowings under the Company's existing Bank Agreement as amended on December 19, 2003. (See Note 10.)

QUANEX CORPORATION

SUPPLEMENTARY FINANCIAL DATA

Quarterly Results of Operations (Unaudited)

The following sets forth the selected quarterly information for the years ended October 31, 2003 and 2002.

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
	(In thousands except per share amounts)			
2003:				
Net sales	$ 229,509	$254,610	$260,277	$ 286,819
Gross profit	23,409	29,234	31,120	34,113
Net income	6,783	9,365	13,623	13,116
Earnings per share:				
Basic earnings per share	$ .41	$ .58	$ .85	$ .82
Diluted earnings per share	.41	.58	.84	.80
2002:				
Net sales	$ 204,243	$249,500	$266,891	$ 273,753
Gross profit	22,305	34,123	39,493	43,289
Net income	5,460	10,632	24,337	15,053
Earnings per share:				
Basic earnings per share	$ 0.41	$ 0.77	$ 1.56	$ 0.92
Diluted earnings per share	0.39	0.70	1.42	0.97

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Charged to Costs & Expenses	Write-offs	Other	Balance at End of Year
			(In thousands)		
Allowance for doubtful accounts:					
Year ended October 31, 2003	$ 6,877	$ 722	$ (384)	$ 7	$7,222
Year ended October 31, 2002	$ 8,953	$1,113	$(3,227)	$38	$6,877
Year ended October 31, 2001	$11,240	$ 868	$(3,213)	$58	$8,953

Quarterly Financial Results
(from continuing operations)

	2003	2002	2001
Net Sales ($ millions)			
January	229.5	204.2	199.9
April	254.6	249.5	220.3
July	260.3	266.9	248.1
October	286.8	273.8	256.0
Total	1,031.2	994.4	924.3
Gross Profit ($ millions)			
January	23.4	22.3	20.8
April	29.2	34.1	23.8
July	31.1	39.5	32.8
October	34.1	43.3	37.9
Total	117.8	139.2	115.3
Income from Continuing Operations ($ millions)			
January	6.8	5.5	4.0
April	9.4	10.6	4.3
July(1)(2)	13.6	24.3	9.6
October	13.1	15.0	11.2
Total	42.9	55.4	29.1
Income from Continuing Operations Per Basic Common Share ($)			
January	.41	.41	.30
April	.58	.77	.32
July(1)(2)	.85	1.56	.72
October	.82	.92	.84
Fiscal Year	2.65	3.74	2.18
Quarterly Common Stock Dividends ($)			
January	.17	.16	.16
April	.17	.16	.16
July	.17	.16	.16
October	.17	.16	.16
Total	.68	.64	.64
Common Stock Sales Price (High & Low - $)			
January	37.55	29.64	21.00
	29.12	25.71	16.38
April	33.49	38.35	21.15
	27.93	28.63	17.35
July	33.49	44.19	27.55
	28.59	31.01	20.70
October	40.60	40.55	27.48
	29.94	33.18	20.75

(1) Fiscal 2002 third quarter income from continuing operations includes a retired executive life insurance benefit of $9.0 million.

(2) Fiscal 2003 third quarter income from continuing operations includes a retired executive life insurance benefit of $2.2 million.

Item 9. ***Change in and Disagreements with Accountants on Accounting and Financial Disclosure***

None

Item 9A. ***Controls and Procedures***

As of the end of the period covered by this report, Quanex management, including the Chief Executive Officer and Chief Financial Officer, have conducted an evaluation of the effectiveness of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that all material information required to be filed in this annual report has been made known to them in a timely fashion. There have been no significant changes in internal controls, or in factors that could significantly affect internal controls, subsequent to the date the Chief Executive Officer and Chief Financial Officer completed their evaluation.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

The Company has a Code of Ethics (the "Code") that applies to all employees, executive officers including the chief executive officer, principal financial officer and principal accounting officer and directors of the Company that includes provisions covering conflicts of interest, ethical conduct, compliance with applicable government laws, rules and regulations, and accountability for adherence to the Code.

The Company's Board of Directors has adopted Corporate Governance Guidelines and charters for the Audit, Compensation and Management Development, and Nominating and Corporate Governance Committees of the Board of Directors.

You can obtain a printed copy of any of the materials referenced above at the following address:

Quanex Corporation
1900 West Loop South, Suite 1500
Houston, TX 77027
713-961-4600

The Company's Board of Directors has determined that at least one person serving on its Audit Committee is an "audit committee financial expert" as defined under Item 401(h) of Regulation S-K. Mr. Barger, Mr. Ross and Mr. Wellek, all members of the Audit Committee, are audit committee financial experts and are independent as set forth in Item 7(d)(3)(iv) of schedule 14A under the Exchange Act.

Pursuant to General Instruction G(3) to Form 10-K, additional information on directors and executive officers of the Registrant is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2003.

Item 11. ***Executive Compensation***

Pursuant to General Instruction G(3) to Form 10-K, information on executive compensation is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2003.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Pursuant to General Instruction G(3) to Form 10-K, information on security ownership of certain beneficial owners and management is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2003.

Item 13. ***Certain Relationships and Related Transactions***

Pursuant to General Instruction G(3) to Form 10-K, information on certain relationships and related transactions is incorporated herein by reference from the Registrant's Definitive Proxy Statement to be filed pursuant to Regulation 14A within 120 days after the close of the fiscal year ended October 31, 2003.

Item 14. ***Principal Accountant Fees and Services***

Pursuant to SEC Release No. 33-8183 (as corrected by Release No. 33-8183A), the disclosure requirements of this Item are not effective until the Annual Report on Form 10-K for the first fiscal year ending after December 15, 2003.

PART IV

Item 15. ***Exhibits, Financial Statement Schedules and Reports on Form 8-K***

Schedules not listed or discussed above have been omitted as they are either inapplicable or the required information has been given in the consolidated financial statements or the notes thereto.

Exhibit Number	Description of Exhibits
2.1	Asset Purchase Agreement dated July 31, 1996, among the Company, Piper Impact, Inc., a Delaware corporation, Piper Impact, Inc., a Tennessee corporation, B. F. Sammons and M. W. Robbins, filed as Exhibit 2.1 of the Company's Report on Form 8-K (Reg. No. 001-05725), dated August 9, 1996, and incorporated herein by reference.
2.2	Stock Purchase Agreement dated April 18, 1997, by and among Niagara Corporation, Niagara Cold Drawn Corp., and Quanex Corporation filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Reg. No. 001-05725), dated May 5, 1997, and incorporated herein by reference.
2.3	Purchase Agreement dated December 3, 1997, among Quanex Corporation, Vision Metals Holdings, Inc., and Vision Metals, Inc., filed as Exhibit 2.1 to the Company's Current Report on Form 8-K (Reg. No. 001-05725), dated December 3, 1997, and incorporated herein by reference.
2.4	Acquisition Agreement and Plan of Merger, dated October 23, 2000, between Quanex Corporation ("Company"), Quanex Five, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Temroc Metals, Inc., a Minnesota corporation, filed as Exhibit 2.1 to the Company's Report on Form 8-K (Reg. No. 001-05725), dated November 30, 2000, and incorporated herein by reference.
2.5	First Amendment to Agreement and Plan of Merger dated November 15, 2000 between Quanex Corporation ("Company"), Quanex Five, Inc., a Delaware corporation and wholly owned subsidiary of the Company, and Temroc Metals, Inc., a Minnesota corporation, filed as Exhibit 3.1 to the Company's Report on Form 8-K (Reg. No. 001-05725), dated November 30, 2000 and incorporated herein by reference.
*2.6	Stock Purchase Agreement dated November 21, 2003, by and among Kirtland Capital Partners II L.P., Kirtland Capital Company II LLC, TruSeal Investments Ltd., the other stockholders of TruSeal Technologies, Inc., and Quanex Corporation. Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules to this Stock Purchase Agreement have not been filed with this exhibit. The schedules contain various items relating to the assets of the corporation being acquired and the representations and warranties made by the parties to the agreement. The registrant agrees to furnish supplementally any omitted schedule to the SEC upon request.
*2.7	Amended and Restated Asset Purchase and Sale Agreement dated December 23, 2003, by and between North Star Steel Company, MACSTEEL Monroe, Inc. (formerly Quanex Two, Inc.), and Quanex Corporation. Pursuant to Item 601(b)(2) of Regulation S-K, certain schedules to this Amended and Restated Asset Purchase and Sale Agreement have not been filed with this exhibit. The schedules contain various items relating to the assets of the business being acquired and the representations and warranties made by the parties to the agreement. The registrant agrees to furnish supplementally any omitted schedule to the SEC upon request.
3.1	Restated Certificate of Incorporation of the Registrant dated as of November 10, 1995, filed as Exhibit 3.1 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1995 and incorporated herein by reference.
3.2	Certificate of Amendment to Restated Certificate of Incorporation of the Registrant dated as of February 27, 1997, filed as Exhibit 3.2 fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
3.3	Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of the Registrant dated as of April 15, 1999, filed as Exhibit 3.3 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.4	Certificate of Correction of Amendment to Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock dated as of April 16, 1999, filed as Exhibit 3.4 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
3.5	Amended and Restated Bylaws of the Registrant, as amended through August 26, 1999 filed as Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended July 31, 1999, and incorporated herein by reference.
4.1	Form of Registrant's Common Stock certificate, filed as Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001- 05725) for the quarter ended April 30, 1987, and incorporated herein by reference.
4.2	Second Amended and Restated Rights Agreement dated as of April 15, 1999, between the Registrant and American Stock Transfer & Trust Co. as Rights Agent, filed as Exhibit 4.1 to the Registrant's Current Report on Form 8-K (Reg. No. 001-05725) dated April 15, 1999, and incorporated herein by reference.
4.3	Revolving Credit Agreement dated as of November 26, 2002, by and among Quanex Corporation, the financial institutions from time to time signatory thereto and Comerica Bank, as agent for the banks filed as Exhibit 4.4 to the Registrant's Annual Report on Form 10-K dated October 31, 2003, and incorporated herein by reference. Certain schedules and exhibits to this Revolving Credit Agreement have not been filed with this exhibit. The Company agrees to furnish supplementally any omitted schedule or exhibit to the SEC upon request.
4.4	First Amendment to Security Agreement, dated February 17, 2003, effective November 26, 2002, filed as Exhibit 4.5 to the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) dated January 31, 2003 and incorporated herein by reference.
*4.5	Consent and First Amendment to Revolving Credit Agreement dated December 19, 2003, by and among Quanex Corporation, the financial institutions from time to time signatory thereto and Comerica Bank, as agent for the Banks. Certain schedules and exhibits to this Consent and First Amendment to Revolving Credit Agreement have not been filed with this exhibit. The Company agrees to furnish supplementally any omitted schedule or exhibit to the SEC upon request.
†10.1	Quanex Corporation 1988 Stock Option Plan, as amended, and form of Stock Option year Agreement filed as Exhibit 10.4 to the Registrant's annual Report on Form 10-K for the year ended October 31, 1988, together with the amendment filed as Exhibit 10.17 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.2	Amendment to the Quanex Corporation 1988 Stock Option Plan, dated as of December 1997, filed as Exhibit 10.2 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.3	Amendment to the Quanex Corporation 1988 Stock Option Plan, dated as of December 9, 1999, filed as Exhibit 10.3 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.4	Quanex Corporation Deferred Compensation Plan, as amended and restated, dated September 29, 1999, filed as Exhibit 10.4 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.5	First Amendment to Quanex Corporation Deferred Compensation Plan, dated December 7, 1999, filed as Exhibit 10.5 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.6	Quanex Corporation Executive Incentive Compensation Plan, as amended and restated, dated October 12, 1995, filed as Exhibit 10.8 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.7	Quanex Corporation Supplemental Benefit Plan, as amended and restated effective June 1, 1999, filed as Exhibit 10.9 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference
†10.8	Form of Change in Control Agreement, between the Registrant and each executive officer of the Registrant, filed as Exhibit 10.10 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.9	Quanex Corporation 1987 Non-Employee Director Stock Option Plan, as amended, and the related form of Stock Option Agreement, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1988, together with the amendment filed as Exhibit 10.14 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.10	Amendment to the Quanex Corporation 1987 Non-Employee Director Stock Option Plan, dated December 1997, filed as Exhibit 10.13 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.11	Amendment to the Quanex Corporation 1987 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.12	Quanex Corporation 1989 Non-Employee Director Stock Option Plan, as amended, filed as Exhibit 4.4 of the Registrant's Form S-8, Registration No. 33-35128, together with the amendment filed as Exhibit 10.15 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the quarter ended January 31, 1995, and incorporated herein by reference.
†10.13	Amendment to the Quanex Corporation 1989 Non-Employee Director Stock Option Plan, dated December 1997, filed as Exhibit 10.16 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.14	Amendment to the Quanex Corporation 1989 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.17 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.15	Quanex Corporation Employee Stock Option and Restricted Stock Plan, as amended, filed as Exhibit 10.14 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1994, and incorporated herein by reference.
†10.16	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, dated December 1997, filed as Exhibit 10.19 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.17	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, dated December 9, 1999, filed as Exhibit 10.20 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.18	Amendment to the Quanex Corporation Employee Stock Option and Restricted Stock Plan, effective July 1, 2000 filed as Exhibit 10.18 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 2000 and incorporated herein by reference.
†10.19	Retirement Agreement dated as of September 1, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.20 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.20	Stock Option Agreement dated as of October 1, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.21 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.21	Deferred Compensation Agreement dated as of July 31, 1992, between the Registrant and Carl E. Pfeiffer, filed as Exhibit 10.22 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1992, and incorporated herein by reference.
†10.22	Quanex Corporation Non-Employee Director Retirement Plan, filed as Exhibit 10.18 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1994, and incorporated herein by reference.
†10.23	Amendment to Quanex Corporation Non-Employee Director Retirement Plan dated May 25, 1995, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended January 31, 2000 and incorporated herein by reference.
†10.24	Agreement to Freeze the Quanex Corporation Non-Employee Director Retirement Plan, effective December 5, 2002, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended April 30, 2003 and incorporated herein by reference
†10.25	Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, filed as Exhibit 10.19 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1996, and incorporated herein by reference.
†10.26	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, dated December 1997, filed as Exhibit 10.26 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.27	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, dated December 9, 1999, filed as Exhibit 10.27 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.28	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective February 23, 2000, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended January 31, 2000 and incorporated herein by reference.
†10.29	Amendment to Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective July 1, 2000 filed as Exhibit 10.28 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 2000 and incorporated herein by reference.
†10.30	Amendment to the Quanex Corporation 1996 Employee Stock Option and Restricted Stock Plan, effective December 5, 2002, filed as Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended April 30, 2003 and incorporated herein by reference.
†10.31	Quanex Corporation Deferred Compensation Trust filed as Exhibit 4.8 of the Registrant's Registration Statement on Form S-3, Registration No. 333-36635, and incorporated herein by reference.
†10.32	Amendment to Quanex Corporation Deferred Compensation Trust, dated December 9, 1999, filed as Exhibit 10.29 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.33	Amendment and restatement of the Quanex Corporation Deferred Compensation Plan, effective November 1, 2001 filed as Exhibit 10.5 of the Registrant's Quarterly Report on Form 10-Q dated March 7, 2002, and incorporated herein by reference.
†10.34	Quanex Corporation 1997 Non-Employee Director Stock Option Plan filed as Exhibit 10.21 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1997 and incorporated herein by reference.
†10.35	Amendment to Quanex Corporation 1997 Non-Employee Director Stock Option Plan, dated December 9, 1999, filed as Exhibit 10.31 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the fiscal year ended October 31, 1999 and incorporated herein by reference.
†10.36	Agreement to Terminate the Quanex Corporation 1997 Non-Employee Director Stock Option Plan, effective December 5, 2002, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725) for the fiscal quarter ended April 30, 2003 and incorporated herein by reference.
†10.37	Quanex Corporation 1997 Key Employee Stock Plan (formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) as amended and restated, dated October 20, 1999, filed as Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001.
†10.38	Amendment to Quanex Corporation 1997 Key Employee Stock Plan (formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) dated December 9, 1999, filed as Exhibit 10.2 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001 and incorporated herein by reference.
†10.39	Amendment to Quanex Corporation 1997 Key Employee Stock Plan (formerly known as the Quanex Corporation 1997 Key Employee Stock Option Plan) effective July 1, 2000, filed as Exhibit 10.3 of the Registrant's Quarterly Report on Form 10-Q (Reg. No. 001-05725), dated June 11, 2001 and incorporated herein by reference.

Exhibit Number	Description of Exhibits
†10.40	Amendment to the Quanex Corporation 1997 Key Employee Stock Option Plan effective October 25, 2001, filed as Exhibit 10.36 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 2001 and incorporated herein by reference.
†10.41	Quanex Corporation Long-Term Incentive Plan effective November 1, 2001, filed as Exhibit 10.37 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 2001 and incorporated herein by reference.
†10.42	Letter Agreement between Quanex Corporation and Raymond A. Jean, dated February 14, 2001, filed as Exhibit 10.6 of the Registrant's Quarterly Report on Form 10-Q, dated March 7, 2002 and incorporated herein by reference.
10.43	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Trailer Company dated May 1, 1963, filed as Exhibit 10.22 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.44	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Corporation dated May 1, 1964, filed as Exhibit 10.23 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.45	Lease Agreement between The Industrial Development Board of the City of Decatur and Fruehauf Corporation dated October 1, 1965, filed as Exhibit 10.24 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.46	Lease Agreement between The Industrial Development Board of the City of Decatur (Alabama) and Fruehauf Corporation dated December 1, 1978, filed as Exhibit 10.25 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.47	Assignment and Assumption Agreement between Fruehauf Trailer Corporation and Decatur Aluminum Corp. (subsequently renamed Nichols Aluminum-Alabama, Inc.) dated October 9, 1998, filed as Exhibit 10.26 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.48	Agreement between The Industrial Development Board of the City of Decatur and Decatur Aluminum Corp. (subsequently renamed Nichols Aluminum-Alabama, Inc.) dated September 23, 1998, filed as Exhibit 10.27 of the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 1998 and incorporated herein by reference.
10.49	Lease Agreement between Cabot Industrial Properties, L.P. and Quanex Corporation dated August 30, 2002, filed as Exhibit 10.52 to the Registrant's Annual Report on Form 10-K (Reg. No. 001-05725) for the year ended October 31, 2003 and incorporated herein by reference.
*21	Subsidiaries of the Registrant.
*23	Consent of Deloitte & Touche LLP.
*31.1	Certification by chief executive officer pursuant to Rule 13a-14(a)/15d-14(a).
*31.2	Certification by chief financial officer pursuant to Rule 13a-14(a)/15d-14(a).

Exhibit Number	Description of Exhibits
*32.1	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

† Management Compensation or Incentive Plan

* Filed herewith

As permitted by Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant has not filed with this Annual Report on Form 10-K certain instruments defining the rights of holders of long-term debt of the Registrant and its subsidiaries because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of the Registrant and its subsidiaries on a consolidated basis. The Registrant agrees to furnish a copy of any such agreements to the Securities and Exchange Commission upon request.

(b) *Reports on Form 8-K*

On September 30,2003, the Company filed a Current Report on Form 8-K which included a press release announcing definitive agreement to purchase Cargill's North Star Steel – Monroe Facility.

On November 24, 2003, the Company filed a Current Report on Form 8-K which included a press release announcing definitive agreement to purchase the stock of TruSeal Technologies, Inc.

On December 4, 2002, the Company filed a Current Report on Form 8-K which included a press release reporting its earnings results for the fourth quarter and fiscal year ended October 31, 2003. The press release was incorporated by reference as Exhibit 99.1 to that filing.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

QUANEX CORPORATION

By: /s/ RAYMOND A. JEAN — December 22, 2003

Raymond A. Jean
Chairman of the Board, President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	**Title**	**Date**
/s/ Raymond A. Jean Raymond A. Jean	Chairman of the Board, President and Chief Executive Officer	December 22, 2003
/s/ Donald G. Barger, Jr. Donald G. Barger, Jr.	Director	December 22, 2003
/s/ Vincent R. Scorsone Vincent R. Scorsone	Director	December 22, 2003
/s/ Michael J. Sebastian Michael J. Sebastian	Director	December 22, 2003
/s/ Russell M. Flaum Russell M. Flaum	Director	December 22, 2003
/s/ Susan F. Davis Susan F. Davis	Director	December 22, 2003
/s/ Joseph J. Ross Joseph J. Ross	Director	December 22, 2003
/s/ Richard L. Wellek Richard L. Wellek	Director	December 22, 2003
/s/ Terry M. Murphy Terry M. Murphy	Vice President—Finance Chief Financial Officer (Principal Financial Officer)	December 22, 2003
/s/ Ricardo Arredondo Ricardo Arredondo	Vice President and Controller (Principal Accounting Officer)	December 22, 2003

Exhibit 31.1

CHIEF EXECUTIVE OFFICER CERTIFICATION

I, Raymond A. Jean, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Corporation (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

December 22, 2003

/s/ RAYMOND A. JEAN

RAYMOND A. JEAN
Chairman of the Board, President and
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CHIEF FINANCIAL OFFICER CERTIFICATION

I, Terry M. Murphy, certify that:

1. I have reviewed this annual report on Form 10-K of Quanex Corporation (the "Registrant");
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Registrant as of, and for, the periods presented in this report;
4. The Registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures [as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)] and have:
    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
    b. Evaluated the effectiveness of the Registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
    c. Disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and
5. The Registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Registrant's auditors and the audit committee of Registrant's board of directors (or persons performing the equivalent functions):
    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Registrant's ability to record, process, summarize and report financial information; and
    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the Registrant's internal control over financial reporting.

December 22, 2003

/s/ TERRY M. MURPHY

TERRY M. MURPHY
Vice President – Finance and
Chief Financial Officer
(Principal Financial Officer)

Exhibit 32.1

Certification Pursuant To Section 906
of the Sarbanes-Oxley Act of 2002

We hereby certify that the accompanying Report of Quanex Corporation on Form 10-K for the year ended October 31, 2003 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 and that information contained in such Report fairly presents, in all material respects, the financial condition and results of operations of Quanex Corporation.

December 22, 2003

/s/ RAYMOND A. JEAN	/s/ TERRY M. MURPHY
Raymond A. Jean *Chairman of the Board, President and Chief Executive Officer*	Terry M. Murphy *Vice President—Finance and Chief Financial Officer*

Quanex

Quanex Corporation
1900 West Loop South
Suite 1500
Houston, Texas 77027
713-961-4600
www.quanex.com